SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities and Shareholders’ Equity	3
Statement of Income	4
Statement comprehensive of Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity (DMPL)
DMPL – 01/01/2010 to 03/31/2011	7
DMPL – 01/01/2010 to 03/31/2010	8
Statement of Added value	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities and Shareholders’ Equity	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity (DMPL)
DMPL – 01/01/2010 to 03/31/2011	15
DMPL – 01/01/2010 to 03/31/2010	16
Statement of Added value	17
Management Report/Comments on the Company’s Consolidated Performance	18
Notes to the Financial Statements	32
Opinions and Statements
Special Review Report - Unqualified	110

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Company Information / Capital Breakdown

Number of Shares (units)	Current Quarter 03/31/2011
Paid in Capital
Common	1,483,033,685
Preferred	0
Total	1,483,033,685
Treasury Shares
Common	25,063,577
Preferred	0
Total	25,063,577

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 03/31/2011	Previous Year 12/31/2010
1	Total assets	40,067,801	37,368,812
1.01	Current assets	8,068,468	5,519,090
1.01.01	Cash and cash equivalents	1,519,645	108,297
1.01.03	Trade Accounts Receivables	3,553,077	2,180,972
1.01.03.01	Accounts receivables	1,543,518	1,355,191
1.01.03.02	Other receivables	2,009,559	825,781
1.01.04	Inventory	2,513,726	2,706,713
1.01.06	Taxes recoverable	237,268	257,559
1.01.07	Prepaid expenses	27,662	4,189
1.01.08	Other current assets	2 17,090	261,360
1.02	Non-current assets	31,999,333	31,849,722
1.02.01	Long-term assets	4,760,678	6,371,380
1.02.01.03	Receivables	14,485	18,982
1.02.01.06	Deferred taxes	922,961	854,437
1.02.01.07	Prepaid expenses	26,795	27,540
1.02.01.08	Receivables from related parties	790,329	2,471,325
1.02.01.09	Other non-current assets	3,006,108	2,999,096
1.02.02	Investments	18,165,639	17,023,295
1.02.03	Property, plant and equipment	9,051,273	8,432,416
1.02.04	Intangible assets	21 ,743	22,631

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 03/31/2011	Previous Year 12/31/2010
2	Total liabilities	40,067,801	37,368,812
2.01	Current liabilities	6,403,255	5,087,912
2.01.01	Social and labor liabilities	107,061	108,271
2.01.02	Suppliers	368,797	427,048
2.01.03	Tax liabilities	132,369	74,967
2.01.04	Loans and financing	3,576,099	2,366,347
2.01.05	Other liabilities	2,010,955	1,910,991
2.01.06	Provisions	207,974	200,288
2.02	Non-current liabilities	25,410,615	24,648,140
2.02.01	Loans and financing	14,024,949	12,817,002
2.02.02	Other liabilities	8,649,782	9,107,570
2.02.04	Provisions	2,735,884	2,723,568
2.02.04.01	Tax, social security, labor and civil provisions	2,339,997	2,297,650
2.02.04.01.01	Tax provisions	1,935,186	1,892,345
2.02.04.01.02	Social security and labor provisions	36,972	36,966
2.02.04.01.03	Provisions for employee benefits	367,839	367,839
2.02.04.01.04	Civil provisions	0	500
2.02.04.02	Other provisions	395,887	425,918
2.03	Shareholders’ equity	8,253,931	7,632,760
2.03.01	Paid-up capital stock	1,680,947	1,680,947
2.03.02	Capital reserves	30	30
2.03.04	Profit reserves	6,119,798	6,119,798
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.04	Unrealized profit reserve	3,779,357	3,779,357
2.03.04.08	Additional proposed dividend	1,227,703	1,227,703
2.03.04.09	Treasury shares	-570,176	-570,176
2.03.04.10	Investment reserve	1,346,724	1,346,724
2.03.05	Retained earnings/accumulated losses	500,507	0
2.03.08	Other comprehensive income	-47,351	-168,015

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Income

R$ (in thousands)

Code	Description	Accrued in Current Year 01/01/2011 to 03/31/2011	Accrued in Previous Year 01/01/2010 to 03/31/2010
3.01	Revenue from sales and/or services	2,570,165	2,549,343
3.02	Cost of goods sold and/or services rendered	-1,726,681	-1,426,717
3.03	Gross income	843,484	1,122,626
3.04	Operating expenses/income	203,013	-159,704
3.04.01	Selling expenses	-81,102	-171,723
3.04.02	General and administrative expenses	-73,873	-71,219
3.04.04	Other operating income	4,809	4,852
3.04.05	Other operating expenses	-143,583	-163,974
3.04.06	Equity pick-up	496,762	242,360
3.05	Income before financial result and taxes	1,046,497	962,922
3.06	Financial result	-470,929	-558,824
3.07	Income before taxes	575,568	404,098
3.08	Income and social contribution taxes	41,951	44,840
3.09	Net income of continued operation	617,519	448,938
3.11	Net income/loss for the period	617,519	448,938
3.99	Earnings per share - (in Reais)
3.99.01	Basic earnings per share
3.99.01.01	Common	0.42355	0.30792
3.99.02	Diluted earnings per share
3.99.02.01	Common	0.42355	0.30792

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Accrued in Current Year 01/01/2011 to 03/31/2011	Accrued in Previous Year 01/01/2010 to 03/31/2010
4.01	Net income/loss for the period	617,519	448,938
4.02	Other comprehensive income	120,664	85,628
4.02.01	Accumulated transation adjustments and foreign exchange gain of long term investment nature	-10,852	-29,119
4.02.02	Pension plans, net of taxes	0	3,834
4.02.03	Available-for-sale assets, net of taxes	131 ,516	110,913
4.03	Comprehensive income for the period	738,183	534,566

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	Accrued in Current Year 01/01/2011 to 03/31/2011	Accrued in Previous Year 01/01/2010 to 03/31/2010
6.01	Net cash from operating activities	226,479	434,002
6.01.01	Cash generated in the operations	619,794	1,168,351
6.01.01.01	Net income for the year	617,519	448,938
6.01.01.02	Provision for charges on loans and financing	580,918	456,602
6.01.01.03	Depreciation , depletion and amortization	176,852	157,212
6.01.01.04	Equity pick-up	-496,762	-242,360
6.01.01.05	Deferred income and social contribution taxes	-90,362	-54,639
6.01.01.07	Provision for contingencies	8,435	34,881
6.01.01.08	Net monetary and exchange variations	-200,788	242,817
6.01.01.09	Other provisions	23,982	124,900
6.01.02	Variation on assets and liabilities	-393,315	-734,349
6.01.02.01	Receivables	-306,821	-197,402
6.01.02.02	Inventory	200,655	-263,221
6.01.02.03	Credit with subsidiaries and affiliated companies	51 ,414	20,417
6.01.02.04	Recoverable taxes	46,473	198,242
6.01.02.05	Suppliers	-63,328	-17,686
6.01.02.06	Salaries and payroll charges	-8,849	-3,786
6.01.02.07	Taxes	82,351	89,155
6.01.02.08	Accounts payable to subsidiaries	10,775	9,160
6.01.02.09	Contingent liabilities	48,198	-42,398
6.01.02.10	Financial institutions – interest rates	-338,748	-316,481
6.01.02.11	Tax installment payment - REFIS	-48,325	-157,236
6.01.02.12	Judicial deposits	-9,284	-6,538
6.01.02.14	Interest paid on swaps -	-5,519	0
6.01.02.15	Other	-52,307	-46,575
6.02	Net cash from investment activities	-929,522	-2,454,795
6.02.01	Investments	-583,886	-2,534,258
6.02.02	Property, plant and equipment	-345,648	-219,769
6.02.03	Cash from the merger of subsidiary	12	299,232
6.03	Net cash from financing activities	2,114,418	829,499
6.03.01	Loans and financing	2,351,379	1,228,350
6.03.02	Financial institutions - principal	-236,961	-398,851
6.04	Exchange variation over cash and cash equivalents	-27	21
6.05	Increase (decrease) of cash and cash equivalents	1,411,348	-1,191,273
6.05.01	Opening balance of cash and cash equivalents	108,297	2,872,919
6.05.02	Closing balance of cash and cash equivalents	1,519,645	1,681,646

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity / DMPL – 01/01/2011 to 03/31/2011

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening balances	1,680,947	30	6,119,798	0	-168,015	7,632,760
5.03	Adjusted opening balances	1,680,947	30	6,119,798	0	-168,015	7,632,760
5.04	Capital operations with shareholders	0	0	0	-117,012	0	-117,012
5.04.07	Interest on shareholders’ equity	0	0	0	-117,012	0	-117,012
5.05	Total comprehensive income	0	0	0	617,519	120,664	738,183
5.05.01	Net income for the period	0	0	0	617,519	0	617,519
5.05.02	Other comprehensive income	0	0	0	0	120,664	120,664
5.05.02.04	Translation adjustments for the period	0	0	0	0	-10,852	-10,852
5.05.02.08	Available-for-sale assets	0	0	0	0	131 ,516	131 ,516
5.07	Closing balances	1,680,947	30	6,119,798	500,507	-47,351	8,253,931

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity / DMPL – 01/01/2010 to 03/31/2010

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening balances	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450
5.03	Adjusted opening balances	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450
5.04	Capital operations with shareholders	0	0	0	-89,200	0	-89,200
5.04.07	Interest on shareholders’ equity	0	0	0	-89,200	0	-89,200
5.05	Total comprehensive income	0	0	0	448,938	85,628	534,566
5.05.01	Net income for the period	0	0	0	448,938	0	448,938
5.05.02	Other comprehensive income	0	0	0	0	85,628	85,628
5.05.02.04	Translation adjustments for the period	0	0	0	0	-29,119	-29,119
5.05.02.07	Pension plan gain/loss	0	0	0	0	3,834	3,834
5.05.02.08	Available-for-sale assets	0	0	0	0	110,913	110,913
5.07	Closing balances	1,680,947	30	5,444,605	326,321	-500,087	6,951,816

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Added Value

R$ (in thousands)

Code	Description	Accrued in Current Year 01/01/2011 to 03/31/2011	Accrued in Previous Year 01/01/2010 to 03/31/2010
7.01	Revenues	3,217,361	3,201,460
7.01.01	Sales of goods, products and services	3,214,209	3,240,292
7.01.02	Other revenues	-9	2,005
7.01.04	Allowance for/reversal of doubtful accounts	3,161	-40,837
7.02	Input acquired from third parties	-1,948,397	-1,954,915
7.02.01	Costs of products, goods and services sold	-1,664,311	-1,528,273
7.02.02	Materials, energy, third party services and other	-275,055	-419,894
7.02.03	Loss/recovery of assets	-9,031	-6,748
7.03	Gross added value	1,268,964	1,246,545
7.04	Retention	-176,852	-157,212
7.04.01	Depreciation, amortization and depletion	-176,852	-157,2 12
7.05	Net added value produced	1,092,112	1,089,333
7.06	Added value received in transfers	546,838	357,526
7.06.01	Equity pick-up	496,762	242,360
7.06.02	Financial income	61,426	111,865
7.06.03	Other	-11,350	3,301
7.07	Total added value to distribute	1,638,950	1,446,859
7.08	Distribution of added value	1,638,950	1,446,859
7.08.01	Personnel	246,684	143,786
7.08.01.01	Direct compensation	195,330	108,225
7.08.01.02	Benefits	40,479	27,172
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	10,875	8,389
7.08.02	Taxes, fees and contributions	261,029	348,403
7.08.02.01	Federal	193,775	249,634
7.08.02.02	State	59,790	93,180
7.08.02.03	Municipal	7,464	5,589
7.08.03	Third party Capital Remuneration	513,718	505,732
7.08.03.01	Interest	691 ,535	504,851
7.08.03.02	Rentals	30	881
7.08.03.03	Other	-177,847	0
7.08.04	Remuneration of shareholders´equity	617,519	448,938
7.08.04.01	Interest on shareholders’ equity	117,012	89,204
7.08.04.03	Retained earnings / accumulated losses for the period	500,507	359,734

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 03/31/2011	Previous Year 12/31/2010
1	Total assets	40,271,285	37,801,214
1.01	Current assets	17,227,030	15,793,688
1.01.01	Cash and cash equivalents	11,115,047	10,239,278
1.01.03	Trade accounts receivables	1,992,827	1,367,759
1.01.03.01	Accounts receivables	1,396,690	1,259,461
1.01.03.02	Other receivables	596,137	108,298
1.01.04	Inventory	3,285,739	3,355,786
1.01.06	Taxes recoverable	475,735	473,787
1.01.07	Prepaid expenses	38,694	12,997
1.01.08	Other current assets	318,988	344,081
1.02	Non-current assets	23,044,255	22,007,526
1.02.01	Long-term assets	5,165,612	5,664,879
1.02.01.01	Financial investments valued at amortized cost	112,642	112,484
1.02.01.03	Receivables	51,397	58,485
1.02.01.06	Deferred taxes	1,559,215	1,592,941
1.02.01.07	Prepaid expenses	116,154	115,755
1.02.01.08	Receivables from related parties	0	479,120
1.02.01.09	Other non-current assets	3,326,204	3,306,094
1.02.02	Investments	3,104,520	2,103,624
1.02.03	Property, plant and equipment	14,309,434	13,776,567
1.02.04	Intangible assets	464,689	462,456

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 03/31/2011	Previous Year 12/31/2010
2	Total liabilities	40,271,285	37,801,214
2.01	Current liabilities	5,312,080	4,455,955
2.01.01	Social and labor liabilities	164,643	164,799
2.01.02	Suppliers	598,556	623,233
2.01.03	Tax liabilities	277,607	275,991
2.01.04	Loans and financing	1,999,792	1,308,632
2.01.05	Other liabilities	1,999,978	1,854,952
2.01.06	Provisions	271,504	228,348
2.01.06.01	Tax, social security, labor and civil provisions	265,617	222,461
2.01.06.02	Other provisions	5,887	5,887
2.02	Non-current liabilities	26,517,398	25,522,571
2.02.01	Loans and financing	19,779,921	18,780,815
2.02.02	Other liabilities	4,059,565	4,067,435
2.02.03	Deferred taxes	10,321	0
2.02.04	Provisions	2,667,591	2,674,321
2.02.04.01	Tax, social security, labor and civil provisions	2,376,246	2,384,681
2.02.04.01.01	Tax provisions	1,940,983	1,911,260
2.02.04.01.02	Social security and labor provisions	64,655	82,373
2.02.04.01.03	Provisions for employee benefits	367,839	367,839
2.02.04.01.04	Civil provisions	2,769	23,209
2.02.04.02	Other provisions	291,345	289,640
2.03	Consolidated shareholders’ equity	8,441,807	7,822,688
2.03.01	Paid-in capital	1,680,947	1,680,947
2.03.02	Capital reserves	30	30
2.03.04	Profit reserves	6,119,798	6,119,798
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.04	Unrealized profit reserve	3,779,357	3,779,357
2.03.04.08	Additional proposed dividends	1,227,703	1,227,703
2.03.04.09	Treasury shares	-570,176	-570,176
2.03.04.10	Investment reserve	1,346,724	1,346,724
2.03.05	Retained earnings/accumulated losses	500,507	0
2.03.08	Other comprehensive income	-47,351	-168,015
2.03.09	Non-controlling interest	187,876	189,928

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Income

R$ (in thousands)

Code	Description	Accrued in Current Year 01/01/2011 to 03/31/2011	Accrued in Previous Year 01/01/2010 to 03/31/2010
3.01	Revenue from sales and/or services	3,789,008	3,184,630
3.02	Cost of goods sold and/or services rendered	-2,232,828	-1,781,066
3.03	Gross income	1,556,180	1,403,564
3.04	Operating expenses/income	-366,754	-447,263
3.04.01	Selling expenses	-120,002	-201,870
3.04.02	General and administrative expenses	-121 ,309	-111,301
3.04.04	Other operating income	15,585	24,305
3.04.05	Other operating expenses	-141 ,028	-158,397
3.05	Income before financial result and taxes	1,189,426	956,301
3.06	Financial result	-518,436	-477,907
3.07	Income before taxes	670,990	478,394
3.08	Income and social contribution taxes	-55,295	-31,124
3.09	Net income of continued operations	615,695	447,270
3.11	Consolidated income/loss for the period	615,695	447,270
3.11.01	To partners of the parent company	617,519	448,938
3.11.02	To non-controlling partners	-1,824	-1,668
3.99	Earnings per share - (in Reais)
3.99.01	Basic earnings per share
3.99.01.01	Common	0.42355	0.30792
3.99.02	Diluted earnings per share
3.99.02.01	Common	0.42355	0.30792

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Individual Financial Statements / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Accrued in Current Year 01/01/2011 to 03/31/2011	Accrued in Previous Year 01/01/2010 to 03/31/2010
4.01	Net income/loss for the period	615,695	447,270
4.02	Other comprehensive income	120,664	85,628
4.02.01	Accumulated transation adjustments and foreign exchange gain of long term investment nature	-10,852	-29,119
4.02.02	Pension plans, net of taxes	0	3,834
4.02.03	Available-for sale assets, net of taxes	131 ,516	110,913
4.03	Comprehensive income for the period	736,359	532,898
4.03.01	Attributed to the parent company partners	736,359	532,898

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	Accrued in Current Year 01/01/2011 to 03/31/2011	Accrued in Previous Year 01/01/2010 to 03/31/2010
6.01	Net cash from operating activities	917,687	272,038
6.01.01	Cash generated in the operations	1,374,274	1,172,086
6.01.01.01	Net income for the year	615,695	447,270
6.01.01.02	Provision for charges on loans and financing	462,403	351,320
6.01.01.03	Depreciation , depletion and amortization	221 ,519	202,298
6.01.01.05	Deferred income and social contribution taxes	-41,375	-6,511
6.01.01.06	Provision for swap/forward	111,584	-143,040
6.01.01.07	Provision for contingencies	-6,450	404
6.01.01.08	Net monetary and exchange variations	-38,381	214,025
6.01.01.12	Other provisions	49,279	106,320
6.01.02	Variation on assets and liabilities	-456,587	-900,048
6.01.02.01	Receivables	-123,176	48,583
6.01.02.02	Inventory	187,998	-431,918
6.01.02.03	Recoverable taxes	89,103	232,487
6.01.02.04	Suppliers	-27,658	41,850
6.01.02.05	Salaries and payroll charges	9,537	-1,631
6.01.02.06	Taxes	-11,711	-27,917
6.01.02.07	Contingent liabilities	17,664	-18,005
6.01.02.08	Financial institutions – interest rates	-353,345	-360,457
6.01.02.10	Tax installment payment - REFIS	-48,599	-157,532
6.01.02.11	Judicial deposits	-14,351	-7,568
6.01.02.12	Interest paid on swaps	-117,705	-176,223
6.01.02.13	Other	-64,344	-41,717
6.02	Net cash from investment activities	-1,663,848	-520,067
6.02.01	Receipt/payment from derivative operations	-30,845	153,486
6.02.02	Investments	-809,955	-222,689
6.02.03	Property, plant and equipment	-819,722	-433,980
6.02.04	Intangible assets	-3,326	-16,884
6.03	Net cash from financing activities	1,788,049	1,269,090
6.03.01	Loans and financing	2,129,169	1,651,374
6.03.02	Financial institutions - principal	-341,120	-382,284
6.04	Exchange variation over cash and cash equivalents	-166,119	41,104
6.05	Increase (decrease) of cash and cash equivalents	875,769	1,062,165
6.05.01	Opening balance of cash and cash equivalents	10,239,278	8,086,742
6.05.02	Closing balance of cash and cash equivalents	11,115,047	9,148,907

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Individual Financial Statements / Statement of Changes in Shareholders’ Equity / DMPL – 01/01/2011 to 03/31/2011

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening balances	1,680,947	30	6,119,798	0	-168,015	7,632,760	189,928	7,822,688
5.03	Adjusted opening balances	1,680,947	30	6,119,798	0	-168,015	7,632,760	189,928	7,822,688
5.04	Capital operations with shareholders	0	0	0	-117,012	0	-117,012	0	-117,012
5.04.07	Interest on shareholders’ equity	0	0	0	-117,012	0	-117,012	0	-117,012
5.05	Total comprehensive income	0	0	0	617,519	120,664	738,183	-1,824	736,359
5.05.01	Net income for the period	0	0	0	617,519	0	617,519	-1,824	615,695
5.05.02	Other comprehensive income	0	0	0	0	120,664	120,664	0	120,664
5.05.02.04	Translation adjustments for the period	0	0	0	0	-10,852	-10,852	0	-10,852
5.05.02.08	Available-for-sale assets	0	0	0	0	131,516	131 ,516	0	131 ,516
5.06	Internal changes to shareholders’ equity	0	0	0	0	0	0	-228	-228
5.06.04	Interest in subsidiaries by non-controlling shareholders	0	0	0	0	0	0	-228	-228
5.07	Closing balances	1,680,947	30	6,119,798	500,507	-47,351	8,253,931	187,876	8,441,807

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Individual Financial Statements / Statement of Changes in Shareholders’ Equity / DMPL – 01/01/2010 to 03/31/2010

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening balances	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450	0	6,506,450
5.03	Adjusted opening balances	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450	0	6,506,450
5.04	Capital operations with shareholders	0	0	0	-89,200	0	-89,200	0	-89,200
5.04.07	Interest on shareholders’ equity	0	0	0	-89,200	0	-89,200	0	-89,200
5.05	Total comprehensive income	0	0	0	448,938	85,628	534,566	-1,668	532,898
5.05.01	Net income for the period	0	0	0	448,938	0	448,938	-1,668	447,270
5.05.02	Other comprehensive income	0	0	0	0	85,628	85,628	0	85,628
5.05.02.04	Translation adjustments for the period	0	0	0	0	-29,119	-29,119	0	-29,119
5.05.02.07	Pension plan gain/loss	0	0	0	0	3,834	3,834	0	3,834
5.05.02.08	Available-for-sale assets	0	0	0	0	110,913	110,913	0	110,913
5.06	Internal changes to shareholders’ equity	0	0	0	0	0	0	170,111	170,111
5.06.04	Interest in subsidiaries by non-controlling shareholders	0	0	0	0	0	0	170,111	170,111
5.07	Closing balances	1,680,947	30	5,444,605	326,321	-500,087	6,951,816	168,443	7,120,259

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Value Added

R$ (in thousands)

Code	Description	Accrued in Current Year 01/01/2011 to 03/31/2011	Accrued in Previous Year 01/01/2010 to 03/31/2010
7.01	Revenues	4,503,966	3,911,698
7.01.01	Sales of goods, products and services	4,506,855	3,949,987
7.01.02	Other revenues	-4,580	1,986
7.01.04	Allowance for/reversal of doubtful accounts	1,691	-40,275
7.02	Input acquired from third parties	-2,298,684	-2,205,565
7.02.01	Costs of products, goods and services sold	-1,968,417	-1,766,103
7.02.02	Materials, energy, third party services and other	-319,708	-433,289
7.02.03	Loss/recovery of assets	-10,559	-6,173
7.03	Gross added value	2,205,282	1,706,133
7.04	Retention	-221 ,519	-202,298
7.04.01	Depreciation, amortization and depletion	-221,519	-202,298
7.05	Net added value produced	1,983,763	1,503,835
7.06	Added value received in transfers	-117,402	190,247
7.06.02	Financial income	139,082	182,164
7.06.03	Other	-256,484	8,083
7.07	Total added value to distribute	1,866,361	1,694,082
7.08	Distribution of added value	1,866,361	1,694,082
7.08.01	Personnel	375,852	240,087
7.08.01.01	Direct compensation	296,564	183,865
7.08.01.02	Benefits	61,354	43,125
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	17,934	13,097
7.08.02	Taxes, fees and contributions	479,671	503,622
7.08.02.01	Federal	367,708	377,709
7.08.02.02	State	102,024	118,293
7.08.02.03	Municipal	9,939	7,620
7.08.03	Third party capital remuneration	395,143	499,767
7.08.03.01	Interest	563,726	495,462
7.08.03.02	Rentals	1,631	4,305
7.08.03.03	Other	-170,214	0
7.08.04	Remuneration of shareholders´ equity	615,695	450,606
7.08.04.01	Interest on shareholders’ equity	117,012	89,204
7.08.04.03	Retained earnings / accumulated losses for the period	500,507	359,734
7.08.04.04	Non-controlling interest in retained earnings	-1,824	1,668

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Comments on the Company’s Consolidated Performance

Economic and Sector Scenario

The global economic recovery is gaining strength. According to the IMF, the prospects for 2011 and 2012 are improving and GDP growth in emerging and developed countries is expected to average 2.5% and 6%, respectively. Capital and trade flows between emerging and developed nations are moving up and both business and consumer confidence are increasing.

Despite the overall optimism, however, inflation is a growing concern for governments in many emerging markets. The upturn in commodity prices has been higher than expected, reflecting a strong growth in demand and reduced supply.

-          USA:

The U.S. economy continues to recover in 2011. The IMF expects annual GDP growth of 2.8% and believes financial conditions in general are improving despite scarce credit and the deleveraging of the property market. The low level of corporate debt and easier access to bank loans, not only for major corporations, but also for small and medium enterprises, has had a positive impact on business confidence.

Also according to the IMF, U.S. capital flows are back to pre-crisis levels and are mostly directed to the emerging economies. According to the U.S. Treasury Department, the Consumer Price Index in March 2011 increased by 0.5% over the previous month and 2.7% over March 2010, basically due to the surge in commodity and gasoline prices.

According to the Federal Reserve, interest rates in March 2011 stood at 0.25%, having remained at that level since December 2008.

The IMF believes more attention should be given to lowering the projected deficit in 2011. Although measures to reduce maintenance costs and investments have contributed to this end, much broader initiatives, such as an overhaul of the tax and social security system, will be needed to substantially reduce the deficit in the medium term.

Although the creation of new jobs has increased, unemployment remains high, with more than 13.5 million people out of work, according to the Bureau of Labor Statistics, while the Treasury Department reported an unemployment rate of 8.8% in March 2011, 0.6 p.p. down on the 9.4% reported in December 2010.

-          Europe:

Europe’s economy has been marked by huge disparities between the various countries in terms of economic and industrial performance. Germany continues to head the growth rankings, with a strong industrial growth and increasing exports. On the other hand, the Portuguese, Spanish, Greek, Irish and Italian governments have had to cut spending drastically and increase taxes.

Although economic activity moved up at the beginning of 2011 following the seasonal slump in the final three months of last year, and job market conditions improved due to the expansion of the private sector, unemployment is still high, at 9.5%.

During the crisis, the European Central Bank maintained interest rates at 1% p.a. in order to fuel consumption and stimulate the economy. At its last meeting, however, it raised interest to 1.25% in order to curb inflation, which is expected to reach 2.6% in 2011, according to the European Confederation of Iron and Steel Industries (EUROFER) estimates.

The IMF expects GDP growth of 1.6 and 1.8%, respectively, in 2011 and 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

-          Asia:

The Chinese government’s priorities in 2011 are controlling the public deficit and inflation. In the last six months, it has implemented a series of measures to stem rising prices, such as increasing interest rates and imposing stricter lending criteria. It also introduced measures to ensure that banks retain more capital, thereby reducing the surge in loans and financing. Interest rates are now 6.31% for one-year loans following two Central Bank hikes.

On the FX front, the yuan has appreciated by around 5% since the third quarter of 2010. As a result, the IMF estimates 2011 GDP growth of 9.7%, accompanied by a 3.1% upturn in inflation.

There are also some challenges to be overcome related to the environmental deterioration given the unbridled growth of the big urban centers, the need to create jobs for around 200 million rural workers who have migrated to the cities and the need to expand and diversify electric power infrastructure.

In mid-March, Japan was hit by an earthquake and tsunami that destroyed the north and northeast of the country. The true depth of the losses is still unknown, but the World Bank estimates a figure of between US$120 and US$230 billion, or between 2% and 4.5% of Japanese GDP.

Since the catastrophe, the Central Bank of Japan (BOJ) has injected around €330 billion into the economy in order to increase market liquidity, avoid investor panic and prevent a slide on the Tokyo Stock Exchange. Recently, the IMF reduced its 2011 GDP growth estimate from 1.6% to 1.4%.

-          Brazil:

Following exceptionally strong growth in 2010, the economy is likely to record a more moderate upturn in 2011,according to the Central Bank’s Focus report.

The government has adopted a series of fiscal and monetary measures in an attempt to reduce domestic liquidity and contain the credit expansion, aiming to curb household consumption and restrain inflation, which the Focus report indicates is already approaching the 6.5% ceiling stipulated by the Central Bank.

At its last meeting, the COPOM (Monetary Policy Committee) decided to raise interest rates by 25 bps to 12% p.a. This is the third increase this year and there may well be more. In its communiqué, the Bank states that this long-term measure is designed to ensure convergence with the 2012 target of 4.5%.

Despite expectations of a controlled economic downturn in 2011, business confidence remains high. According to the Getulio Vargas Foundation (FGV), March’s industrial confidence index remained stable when compared to January 2011 at 112.4 points. Similarly, the FGV’s capacity use index remained at 84% between January and March.

The job market also remains strong. According to CAGED (the employed and unemployed registry), 281,000 new registered jobs were created in February, 34% up year-on-year and the highest ever February figure.

According to IPEA (Institute of Applied Economic Research), industrial output grew by 2.2% in the first two months of 2011 despite increased costs due to the elevated exchange rate. The market expects the dollar to close the year at US$1.65.

	2011	2012
IPCA (%)	6.37	5.00
Commercial dollar (final) – R$	1.62	1.70
SELIC (final - %)	12.50	12.00
GDP (%)	4.00	4.25
Industrial Production (%)	4.04	4.58
Source: FOCUS BACEN	Base: April 29, 2011

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Adoption of IFRS

CSN’s consolidated financial statements are presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and in accordance with Brazilian accounting practices, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010.

Net Revenue

Consolidated net revenue totaled R$3,789 million in 1Q11, 19% up on the R$3,185 million posted in 1Q10, chiefly due to higher iron ore prices and sales volume, and 10% more than in 4Q10, basically thanks to the upturn in domestic steel product sales volume.

Cost of goods sold (COGS)

In 1Q11, consolidated COGS totaled R$2,233 million, 16% more than the R$1,929 million registered in 4Q10, primarily reflecting the increase in steel product sales volume.

In year-on-year terms, consolidated COGS grew 25% over the R$1,781 million recorded in 1Q10, basically due higher iron ore sales volume.

Selling, General, Administrative and Other Operating Expenses

In the first quarter, SG&A expenses totaled R$241 million, 14% down on 4Q10, chiefly due to the reduction in freight and general services expenses. In the 12-month comparison, SG&A expenses dropped by 23%.

CSN recorded a net expense of R$125 million in the “Other Revenue and Expenses” line in 1Q11, a R$55 million improvement over the previous quarter, basically due to non-recurring expenses with provisions for environmental contingencies in 4Q10, partially offset by additional REFIS payments. In annual terms, SG&A expenses fell by R$9 million.

EBITDA

Adjusted EBITDA as presented in this report comprises of net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.

Adjusted EBITDA totaled R$1,529 million in 1Q11, 19% up on the R$1,289 million recorded in 1Q10, while the adjusted EBITDA margin remained flat at 40%.

In relation to the previous quarter, adjusted EBITDA increased by 6%, while the margin decreased by 2 p.p.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Financial Result and Net Debt

The 1Q11 net financial result was negative by R$518 million, chiefly due to the following factors:

▪  Provisions for interest on loans and financing totaling R$545 million;

▪  Negative monetary and foreign exchange variations of R$93 million, including the result of derivative operations;

▪  The monetary restatement of tax provisions totaling R$42 million.

These negative effects were partially offset by returns on financial investments and other financial revenue/expenses, totaling R$162 million.

On March 31, 2011, the consolidated net debt stood at R$10.7 billion, R$0.8 billion more than the R$9.9 billion recorded on December 31, 2010, essentially due to the following factors:

▪  Investments of R$0.8 billion in fixed assets;

▪  A R$0.5 billion effect related to the cost of debt;

▪  The acquisition of bonds for trading and sale, totaling R$0.8 billion.

These effects were partially offset by 1Q11 adjusted EBITDA of R$1.5 billion.

The net debt/adjusted EBITDA ratio closed 1Q11 at 1.62x, based on LTM adjusted EBITDA of R$6.6 billion, 0.07x up on the 1.55x ratio recorded at the end of the previous quarter.

In February 2011, CSN contracted a Special Corporate Credit – Major Corporations loan from Caixa Econômica Federal through the issue of a R$2.0 billion bank credit bill, maturing in 94 months.

Consolidated Net Income

CSN posted 1Q11 net income of R$616 million, 37% up on 4Q10, chiefly reflecting the improved operating results in the steel and mining segments and the reduction in G&A expenses and “Other Revenue and Expenses”.

In year-on-year terms, net income improved by 38%.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Capex

CSN invested R$820 million in 1Q11, R$488 million of which in subsidiaries or joint subsidiaries, allocated as follows:

✓  Transnordestina Logística: R$350 million;

✓  MRS Logística: R$51 million;

✓  CSN Cimentos: R$28 million;

The remaining R$332 million went to the parent company, mostly in the following projects:

✓  Maintenance and repairs: R$114 million;

✓  Expansion of the Casa de Pedra mine: R$43 million;

✓  Expansion of the Port of Itaguai: R$28 million;

✓  CSN Aços Longos: R$19 million

✓  Technological improvements: R$11 million.

Working Capital

Working capital closed March 2011 at R$2,201 million, in line with the figure at the end of December 2010, basically due to increased sales in 1Q11, which reduced “Inventories” and pushed up “Accounts Receivable”. The average receivables period climbed from 25 days at the end of December 2010 to 29 days at the close of March 2011, while the average supplier payment period remained flat at 22 days.

WORKING CAPITAL (R$ MM)	1Q10	4Q10	1Q11	Change 1Q11 x 4Q10	Change 1Q11 x 1Q10
Assets	3,440	3,841	3,817	(24)	377
Accounts Receivable	1,099	1,259	1,397	137	298
Inventory (*)	2,323	2,492	2,378	(114)	55
Advances to Taxes	19	90	42	(48)	23
Liabilities	1,739	1,654	1,616	(38)	(124)
Suppliers	550	521	494	(27)	(56)
Salaries and Social Contribution	133	165	165	0	31
Taxes Payable	975	933	924	(9)	(51)
Advances from Clients	81	35	33	(2)	(48)
Working Capital	1,701	2,187	2,201	14	500

TURNOVER RATIO Average Periods	1Q10	4Q10	1Q11	Change 1Q11 x 4Q10	Change 1Q11 x 1Q10
Receivables	26	25	29	4	3
Supplier Payment	28	22	22	-	(6)
Inventory Turnover	91	111	102	(9)	11
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy.  The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy
Presid. Vargas Steelworks	Casa de Pedra	Railways:	Volta Redonda	CSN Energia and
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. CSN’s management uses adjusted EBITDA as an indicator to measure recurring net operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

Net revenue by segment in 1Q11 (R$ million)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Each segment’s share of adjusted EBITDA in 1Q11 (R$ million)

The Company’s consolidated results by business segment are presented below:

R$ million								1Q11
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations/ Corporate	Consolidated
Net Revenue	2,305	1,210	37	232	29	63	(85)	3,789
Domestic Market	1,966	195	37	232	29	63	(79)	2,441
Foreign Market	339	1,015	-	-	-	-	(6)	1,348
Cost of Goods Sold	(1,635)	(436)	(21)	(145)	(10)	(49)	63	(2,233)
Gross Profit	670	774	16	87	19	13	(22)	1,556
Selling, General and Administrative Expenses	(118)	(18)	(4)	(20)	(6)	(12)	(64)	(241)
Depreciation	141	36	1	26	6	4	1	215
Adjusted EBITDA	693	792	13	92	19	6	(85)	1,529
Adjusted EBITDA Margin	30%	65%	36%	40%	64%	9%		40%

R$ million								1Q10
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations/ Corporate	Consolidated
Net Revenue	2,553	454	28	202	27	36	(116)	3,185
Domestic Market	2,277	93	28	202	27	36	(116)	2,548
Foreign Market	276	361	-	-	-	-	-	637
Cost of Goods Sold	(1,514)	(190)	(17)	(110)	(8)	(37)	96	(1,781)
Gross Profit	1,039	263	11	92	19	(1)	(20)	1,404
Selling, General and Administrative Expenses	(147)	(32)	(4)	(16)	(6)	(7)	(101)	(313)
Depreciation	131	36	3	24	6	2	(3)	199
Adjusted EBITDA	1,024	267	11	100	18	(6)	(124)	1,289
Adjusted EBITDA Margin	40%	59%	38%	49%	68%	-15%		40%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Steel

Brazilian Scenario

According to the Brazilian Steel Institute (IABr), 1Q11 consolidated production totaled 8.5 million tonnes of crude steel and 6.4 million tonnes of rolled flat steel, 6.2% and 2.0% up, respectively, on the same period in 2010.

Domestic steel product sales came to 5.3 million tonnes in the first quarter, a 5.6% year-on-year improvement, while exports jumped by 39.2% to 2.8 million tonnes.

Steel product imports totaled 866,200 tonnes, 34.3% down on 1Q10.

As a result, apparent consumption of steel products in the Brazilian market came to 6.2 million tonnes in the first three months of the year.

Segments

Automotive:

According to ANFAVEA (the auto manufacturers’ association), vehicle output reached record levels in 1Q11, increasing by more than 7.9% over 1Q10, when the IPI (federal VAT) discount was still in force.

Despite the restrictive measures that squeezed credit supply, vehicle sales climbed by 4.8% year-on-year (also according to ANFAVEA), reaching 825,300 units, a new record.

The auto industry posted revenue of US$3.27 billion, 25.8% more than in 1Q10.

ANFAVEA estimates 2011 production of 3.68 million vehicles, higher than last year and yet another record.

Construction:

The construction sector should maintain the strong growth pace of recent quarters, favored, as before, by the population’s higher average income, the expansion of the government’s housing programs, the 2014 World Cup and the 2016 Olympic Games. According to a survey by FGV/SEBRAE, the construction sector will absorb R$22.8 billion of the R$30 billion allocated to the World Cup budget.

However, there are obstacles to this growth, one of the main ones being higher costs, chiefly due to the shortage of skilled labor.  In fact, the increase in costs has already impacted the Market Construction Price Index (INCC-M), which climbed by 1.21% in the first quarter.

Despite the credit restrictions, the volume of housing financing agreements continued to move up – Caixa  Econômica Federal alone granted loans totaling R$14.7 billion in 1Q11.

According to a survey by the National Confederation of Industry (CNI), sector businessmen are optimistic in regard to activity levels in the coming months.

SINDUSCON-SP (the São Paulo building industry association) and the Getulio Vargas Foundation (FGV) estimate sector growth of 6% in 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Distribution:

According to INDA (the Brazilian steel distributors’ association), purchases by distributors totaled 1.089 million tonnes in 1Q11, 21% up on the previous quarter.

Flat steel sales increased by 20% over 4Q10, reaching 1.1 million tonnes.

Inventories ended the quarter at 3.1 months, slightly above the historical average of 2.8 months.

Home Appliances:

Geraldo Alckmin, the São Paulo state governor, signed a decree reducing ICMS (state VAT) on appliance manufacturers from 18% to 7%, which will have a positive impact on the sector.

According to PROVAR/FIA, annual per capita home appliance spending intentions in São Paulo state are expected to increase by 4.8% year-on-year in 2Q11 to R$1,263.

According to Consultoria Tendências, sector growth in the second quarter should move up slightly, reaching 4.2% in 2011 as a whole.

Net Revenue

Net revenue from steel operations in 1Q11 totaled R$2,305 million, 9% up on 4Q10, basically due to the increase in domestic sales volume, and 10% down on 1Q10, due to lower prices and domestic sales volume.

Total Sales Volume

CSN recorded total sales volume of 1.2 million tonnes in 1Q11, 17% more than in 4Q10. Of this total, 85% was sold on the domestic market and 12% by overseas subsidiaries, while 3% went to direct exports. In year-on-year terms, volume fell by 3%.

Domestic Sales Volume

Domestic sales totaled 1 million tonnes in 1Q11, a 20% improvement over the quarter before, fueled by stronger demand for flat steel in Brazil. In comparison with the same period last year, sales volume dropped by 6%, chiefly due to exceptionally strong demand in 1Q10.

Exports

CSN exported 186,000 tonnes in 1Q11, virtually identical to the 4Q10 figure. Sales by CSN LLC and Lusosider totaled 146,000 tonnes, while direct exports amounted to 40,000 tonnes.

In year-on-year terms, exports grew by 11%. CSN LLC and Lusosider’s sales climbed by 18%, while direct exports fell by 7%.

Prices

Net revenue per tonne averaged R$1,858 in 1Q11, 6% below the 4Q10 figure, mainly due to the product mix.

Production

Crude and rolled steel production totaled 1.1 million tonnes and 1.0 million tonnes in 1Q11, corresponding to quarter-on-quarter reductions of 12% and 5%, respectively.

Production (in thousand t)	1Q10	4Q10	1Q11	Change
				1Q11 x 1Q10	1Q11 x 4Q10
Crude Steel (UPV)	1,178	1,292	1,132	-4%	-12%
Rolled Products	1,203	1,083	1,034	-14%	-5%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Cost of goods sold (COGS)

Steel segment COGS stood at R$1.63 billion in 1Q11, 10% up on the R$1.48 billion recorded in 4Q10, chiefly due to the upturn in sales volume.

In relation to 1Q10, COGS increased by 8%, primarily due to the higher cost of certain raw materials, such as coal and coke.

Production costs

In 1Q11, total steel production costs came to R$1.3 billion, 7% or R$0.1 billion, less than the R$1.4 billion reported in 4Q10.

Raw materials:  reduction of R$112 million, primarily in regard to:

-          Coal and coke: decline of R$93 million, basically due to lower consumption;

-          Iron ore: reduction of R$7 million due to lower consumption;

-          Scrap: downturn of R$12 million, also due to lower consumption;

Labor: decline of R$16 million.

Other production costs: reduction of R$21 million.

Depreciation: increase of R$28 million due to new asset incorporations.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$693 million in 1Q11, 10% up on the R$632 million recorded in 4Q10, basically due to higher domestic sales, accompanied by an adjusted EBITDA margin of 30%, stable in relation to the previous quarter.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Mining

Scenario

The first three months of 2011 were marked by conflicts in the Middle East, earthquakes, tsunamis and floods in Australia, all of which had a direct impact on the iron ore and steel markets and some of which will continue to be felt for some time.

The prospects are still positive, with iron ore demand continuing to outstrip supply until 2014. After this, supply is likely to move up as the new ongoing projects progress and Chinese steel output begins to level off.

Despite the Chinese government’s adoption of restrictive measures to curb economic growth, CRU believes the country will still respond for a major slice of the mining market thanks to its urbanization process, which has resulted in massive domestic consumption. According to the World Steel Association (WSA) and CRU, Chinese iron ore imports should reach 895 million tonnes in 2015.

In the short term, strong seasonal demand, punctured by supply breaks, may push spot prices up from their current US$180/t to US$190/t, also reflecting rapid demand growth in the emerging markets, high-cost production in China and infrastructure bottlenecks in the new mining projects.

According to the current pricing scenario, the basic Platts price (62%Fe CFR) should reach US$179.26 in 2Q11, 20% up on 1Q11. Given the current level of global consumption, the prospects for the coming quarters are promising for both prices and sales volume.

In 1Q11, Brazil’s iron ore exports remained stable over the same period last year at 71 million tonnes, but fell by 18% over 4Q10 due to the normal first-quarter seasonal supply restrictions.

Analysis of Results

CSN’s mining segment comprises the mining and sale of iron ore (the Casa de Pedra mine and a 60% interest in Namisa) in addition to port terminal operations (Tecar) and tin (ERSA).

Iron ore sales

In 1Q11, CSN and Namisa’s total sales of finished iron ore products to third parties amounted to 6.6 million tonnes1, 17% and 3% up on 1Q10 and 4Q10, respectively. Of this total, exports accounted for 6.2 million tonnes, with 3.7 million tonnes sold by Namisa.

The Company’s own consumption absorbed 1.7 million tonnes in 1Q11.

Considering CSN’s 60% interest in Namisa, sales came to 5.1 million tonnes in 1Q11, 23% up on 1Q10 and 15% up on 4Q10.

Net Revenue

Net revenue totaled R$1.2 billion in 1Q11, 9% up on 4Q10, due to higher sales volume, and 167% more than in 1Q10, reflecting the price and volume upturn.

Cost of goods sold (COGS)

COGS came to R$436 million in 1Q11, 32% more than in 4Q10, reflecting the mix of products sold. In comparison with 1Q10, COGS jumped by 129%, due to higher sales volumes.

Adjusted EBITDA

First-quarter adjusted EBITDA totaled R$792 million, virtually identical to the 4Q10 figure, accompanied by an adjusted EBITDA margin of 65%, down by 6 p.p., basically due to the above-mentioned upturn in COGS.

In comparison with 1Q10, however, adjusted EBITDA climbed by a massive 196% and the adjusted EBITDA margin widened by 6 p.p., due to higher prices and volumes in 1Q11.

1 Sales volumes include 100% of the stake in NAMISA.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Logistics

Scenario

2010 Overview:

Port logistics

According to ANTAQ (National Waterway Transport Agency), handled volume totaled 834 million tonnes in 2010, 14% up on 2009, led by the 16% upturn in iron ore exports to 311 million tonnes. In the container segment, the Brazilian ports handled 6.8 million TEUs, 12% more than the year before.

Railway logistics

According to ANTT (National Rail Transport Association), transported volume totaled 471.1 million tonnes, 19% up on 2009, led by the 59% increase in iron ore and coal volume. In the same period, production grew by 15% to 280 billion tonne-kilometers.

The outlook remains highly promising. The ANTT estimates 2011 volume of 530 million tonnes, production of 315 billion tonne-kilometers and investments of R$3 billion in private concessions.

Analysis of Results

This sector encompasses railway logistics, via the Company’s interest in two companies (MRS Logística and Transnordestina Logística) and port logistics, through the Sepetiba Tecon terminal.

1.    Railway logistics

Analysis of Results

MRS and Transnordestina’s individual results had not yet been announced up to the publication of this release. In 1Q11, consolidated net revenue from railway logistics totaled R$232 million, COGS stood at R$145 million and adjusted EBITDA came to R$92 million, accompanied by an adjusted EBITDA margin of 40%.

2.    Port logistics

Analysis of Results

Consolidated net revenue from port logistics amounted to R$37 million in 1Q11, COGS came to R$21 million and EBITDA totaled R$13 million, with an EBITDA margin of 36%.

Cement

Scenario

The cement market remained buoyant in the first quarter of 2011. Preliminary figures from SNIC (the cement industry association) indicate domestic sales of 14.4 million tonnes, 6.6% up year-on-year. The Southeast Region of Brazil accounted for half of domestic consumption, followed by the Northeast, with 19%, and the South with 16%.

According to SNIC,LTM consolidated sales (April 2010 through March 2011) stood at 60 million tonnes, 12.4% up year-on-year.

Analysis of Results

In 1Q11, net revenue from cement operations totaled R$63 million, with sales volume of 335,000 tonnes and COGS of R$49 million. Adjusted EBITDA came to R$6 million in 1Q11, accompanied by an adjusted EBITDA margin of 9%.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Energy

Scenario

Electric power consumption grew by a substantial 5.1% in January and February over the same period last year, according to the Ministry of Mines and Energy’s Energy Research Company (EPE).

Despite soaring consumption, demand is still in line with structural supply for the next five years, according to the Projected Electricity Demand survey published recently by the EPE, largely thanks to the government’s energy auctions, which have added supply in excess of estimated demand growth of 5% p.a.

Analysis of Results

Net revenue totaled R$29 million in 1Q11, COGS stood at R$10 million and EBITDA came to R$19 million, accompanied by an EBITDA margin of 64%.

Capital Market

Share Performance

In 1Q11, CSN’s shares remained flat over the previous quarter, versus the 1% downturn recorded by the IBOVESPA in the same period.

On the NYSE, CSN’s ADRs also remained flat over 4Q10, versus the Dow Jones’ 6% upturn in 1Q11.

Daily traded volume in CSN’s shares averaged R$83.5 million, 12% more than in the previous quarter. On the NYSE, daily traded volume in CSN’s ADRs averaged US$73.4 million, 4% higher than in 4Q10.

The Annual Shareholders’ Meeting of April 29, 2011 approved Management’s proposal regarding the payment of R$1,500 million in dividends and R$356.8 million in interest on equity, totaling R$1,856.8 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	1Q10	4Q10	1Q11
Shares	1,510,359,220	1,483,033,685	1,483,033,685
Market Capitalization
Closing Price (R$/share)	34.53	26.67	26.68
Closing Price (US$/ADR)	19.34	16.67	16.66
Market Capitalization (R$ million)	50,348	38,884	38,899
Market Capitalization (US$ million)	28,200	24,304	24,290
Total return including dividends and interest on equity
CSNA3	27%	-9%	0%
SID	25%	-6%	0%
Ibovespa	3%	0%	-1%
Dow Jones	4%	7%	6%
Volume
Average Daily (thousand shares)	4,739	2,666	3,036
Average Daily (R$ thousand)	143,703	74,742	83,539
Average Daily (thousand ADRs)	6,577	4,202	4,377
Average Daily (US$ thousand)	110,526	70,830	73,485

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Subsequent Events

On April 20, 2011 CSN contracted a R$1.5 billion loan from Banco do Brasil through the issue of Export Credit Notes in order to finance its exports.

On the same date, the Company adhered to the public offer for Riversdale Mining Limited, selling its entire total stake in Riversdale, equivalent to 47,291,891 shares, to Rio Tinto for A$16.50 per share, amounting to A$780 million.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Notes to the Financial Statements

 (In thousands of Reais, unless otherwise stated)

1.     OPERATIONS

Companhia Siderúrgica Nacional “CSN” is a Corporation, established on April 9, 1941, in accordance with Brazilian laws (Companhia Siderúrgica Nacional and its subsidiaries, affiliated companies and jointly-owned subsidiaries, jointly called the “Company”).

CSN is a Company which holds shares listed on the São Paulo Stock Exchange (IBOVESPA index) and on the New York stock Exchange (NYSE), reporting its information on the Brazilian Securities and Exchange Commission (CVM) and on the Securities and Exchange Commission (SEC).

The main operating activities of CSN are divided in 5 segments:

Steel:

Its main industrial complex is the Presidente Vargas Steelworks (“UPV”) located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, metal packaging and galvanized steel. Besides facilities in Brazil, CSN has operations in the United States and Portugal, aiming at gaining markets and ensuring excellent services to end consumers. Additionally, it operates in the home appliances, construction and the automobile segments.

Mining:

The iron ore production is developed in the city of Congonhas, in the State of Minas Gerais. CSN also explores limestone and dolomite in the branches in the State of Minas Gerais and tin in the State of Rondônia, in order to meet the needs of UPV and the surplus raw materials are traded with subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals of the Itaguaí Port, located in the city of Rio de Janeiro. Coal and coke are imported through this terminal.

Cement:

The Company started in the cement market boosted by the synergy among this new activity and its already existing businesses. A new business unit has been set up beside Presidente Vargas Mill, city of Volta Redonda, state of Rio de Janeiro: CSN Cimentos, which is already producing CP-III cement, using the scrap produced from blast furnaces of Volta Redonda Plant itself. Currently, clinker used in cement production is bought from third parties, however, it will be manufactured by CSN Cimentos in 2011, upon the conclusion of the first stage of the plant in Arcos (MG), where CSN also has a limestone mine.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Logistics:

Railways:

CSN holds interest in two railway companies: MRS Logística, which operates the former Southeast Network of Rede Ferroviária Federal S.A. and Transnordestina Logística, which operates the RFFSA’s former Northeast Network, in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

Ports:

The Company operates in the State of Rio de Janeiro through its subsidiary Sepetiba Tecon, the Terminal for Containers (Tecon), at the Port of Itaguaí, located in Sepetiba bay, it has a privileged road, rail and sea access.

CSN steel products shipment, handling of containers, warehousing, consolidation and deconsolidation of cargo are carried out at Tecon.

Energy:

As energy is essential in its productive process, the company has invested in electricity generation assets to ensure its self-sufficiency.

For further details on the Company’s strategic investments and segments, please refer to Note 26 –Business Segment Information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

2.     SUMMARY OF MAIN ACCOUNTING PRACTICES

(a)      Preparation basis

The consolidated quarterly financial information was prepared and presented in accordance with the International Financial Reporting Standards (IFRS) and respective rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the quarterly financial information.

The individual quarterly financial information was prepared according to the technical pronouncement issued by Brazilian Accounting Pronouncements Committee (CPCs), and rules issued by Brazilian Securities and Exchange Commission (CVM) applicable to the quarterly financial information.

The preparation of the quarterly financial information in accordance with IFRS and BR GAAP requires the use of certain critical accounting estimates and also the judgment by the Company’s management team in the process to apply the Company’s accounting policy. Those items requiring a higher judgment level and having greater complexity, as well as the items where assumptions and estimates are significant to the consolidated quarterly financial information, are being disclosed on the notes to this report and refer to the allowance for doubtful accounts, provision for inventory losses, provision for labor, civil, tax, environmental and social security liabilities, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employees benefits. Actual results may differ com these estimates.

The financial statements are presented in thousands of reais (R$). Depending on the applicable IFRS pronouncement, the measurement criterion used in the preparation of the quarterly financial information considers historical cost, net value of realization, fair value, or recovery value. When IFRS and CPCs allow for the option between acquisition cost or other measurement criterion (for instance, systematic re-measurement), the acquisition cost criterion was applied.

The individual and consolidated quarterly financial information was approved by the Board of Directors on May 3, 2011.

(b)      Consolidated quarterly financial information

The accounting practices have been treated on a uniform basis to all consolidated companies.

The consolidated quarterly financial information for the period ended March 31, 2011 and the year ended December 31,2010 include the following subsidiaries and jointly-owned subsidiaries, both direct and indirect ones, in addition to exclusive funds Diplic and Mugen, as stated below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

•                     Companies

	Interest in the capital stock (%)
Companies	3/31/2011	12/31/2010	Main activity

Direct interest: full consolidation
CSN Islands VII	100.00	100.00	Financial operations
CSN Islands VIII	100.00	100.00	Financial operations
CSN Islands IX	100.00	100.00	Financial operations
CSN Islands X	100.00	100.00	Financial operations
CSN Islands XI	100.00	100.00	Financial operations
CSN Islands XII	100.00	100.00	Financial operations
Tangua	100.00	100.00	Financial operations
International Investment Fund	100.00	100.00	Corporate interests and financial operations
CSN Minerals (1)	100.00	100.00	Corporate interests
CSN Export	100.00	100.00	Financial operations, sale of products and corporate interests
CSN Metals (2)	100.00	100.00	Corporate interests and financial operations
CSN Americas (3)	100.00	100.00	Corporate interests and financial operations
CSN Steel	100.00	100.00	Corporate interests and financial operations
TdBB S.A	100.00	100.00	Inactive Company
Sepetiba Tecon	99.99	99.99	Port services
Mineração Nacional	99.99	99.99	Mining and corporate interests
CSN Aços Longos - merged on 01/28/2011		99.99	Product and sale of steel and/or metallurgical products
Florestal Nacional (4)	99.99	99.99	Reforestation
Estanho de Rondônia - ERSA	99.99	99.99	Tin minng
Cia Metalic Nordeste	99.99	99.99	Packaging production and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Packaging production and distribution of steel products
CSN Cimentos	99.99	99.99	Production of cement
Inal Nordeste	99.99	99.99	Steel product service center
CSN Gestão de Recursos Financeiros	99.99	99.99	Inactive Company
Congonhas Minérios	99.99	99.99	Mining and corporate interests
CSN Energia	99.99	99.99	Electricity trading
Transnordestina Logística	82.91	76.45	Railway logistics

Indirect interest: full consolidation
CSN Aceros	100.00	100.00	Corporate interests
Companhia Siderurgica Nacional LLC	100.00	100.00	Steelmaking
CSN Europe (5)	100.00	100.00	Financial operations, sale of products and corporate interests
CSN Ibéria	100.00	100.00	Financial operations and corporate interests
CSN Portugal (6)	100.00	100.00	Financial operations and sale of products
Lusosider Projectos Siderúrgicos	100.00	100.00	Corporate interests
Lusosider Aços Planos	99.94	99.94	Steelmaking and corporate interests
CSN Acquisitions	100.00	100.00	Financial operations and corporate interests
CSN Resources (7)	100.00	100.00	Financial operations and corporate interests
CSN Finance UK Ltd	100.00	100.00	Financial operations and corporate interests
CSN Holdings UK Ltd	100.00	100.00	Financial operations and corporate interests
Itamambuca Participações	99.99	99.99	Mining and corporate interests

Direct interest: proportional consolidation
Nacional Minérios (NAMISA)	59.99	59.99	Mining and corporate interests
Itá Energética	48.75	48.75	Electricity generation
MRS Logística	22.93	22.93	Rail transport
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electricity consortium
Aceros Del Orinoco	22.73	22.73	Inactive Company

Indirect interest: proportional consolidation
Namisa International Minerios SLU	60.00	60.00	Corporate interests and sale of products and ore
Namisa Europe	60.00	60.00	Corporate interests and sale of products and ore
MRS Logística	10.34	10.34	Rail transport
Aceros Del Orinoco	9.08	9.08	Inactive Company

(1)    New corporate name of CSN Energy, changed as of December 15, 2010.

(2)    New corporate name of CSN Overseas, changed as of December 15, 2010.

(3)    New corporate name of CSN Panamá, changed as of December 15, 2010.

(4)    New corporate name of Itaguaí Logística, changed as of December 27, 2010.

(5)    New corporate name of CSN Madeira, changed as of January 8, 2010.

(6)    New corporate name of Hickory, changed as of January 8, 2010.

(7)    New corporate name of CSN Cement, changed as of June 18, 2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

•                     Exclusive funds

	Interest in the capital stock (%)
Specific purpose companies	3/31/2011	12/31/2010	Main activities
Direct interest: full consolidation
DIPLIC - Multimarket investment fund	100.00	100.00	Investment fund
Mugen - Multimarket investment fund	100.00	100.00	Investment fund

In the preparation of the consolidated quarterly financial information, the following consolidation procedures have been adopted:

Unrealized gains in transactions with subsidiaries, jointly-owned subsidiaries and affiliated are eliminated according to CSN’s share in the entity in question in the consolidation process. Unrealized losses are eliminated in the same way as unrealized gains, however only to the extent there is no reduction to the recovery value (impairment). The reference date of the quarterly financial information of the subsidiaries, associated companies and jointly-owned subsidiaries is the same as of the parent company and their accounting policies are in line with the policies adopted by the Company.

•                     Subsidiaries

Subsidiaries are considered all entities (including special-purpose entities), whose financing and operating policies may be carried out by the Company, where usually there is a share ownership of more than a half of voting rights. The existence and the effect of potential voting rights, which are currently exercisable or convertible, are take into consideration by evaluation if the Company controls other entity. Subsidiaries are fully consolidated as of the date when the control is transferred to the Company and are no longer consolidated as of the date when the control ends.

•                     Affiliated companies

Affiliated companies are all entities where the Company holds a significant influence, but not the control, usually jointly with a share ownership of 20% to 50% from voting rights. Investments in affiliated companies are accounted for by the equity method and initially are recognized by their cost value. Company’s investment in affiliated companies includes goodwill recognized from the business acquisition, plus the investors´ share at retained post-acquisition profits and others changes in the net asset value, reduced by any accumulated impairment loss.

•                     Jointly-owned subsidiaries

The quarterly financial information of jointly-owned subsidiaries are included in the consolidated quarterly financial information as of the date when the shared control starts until the date the shared control no longer exists. Jointly-owned subsidiaries are proportionally consolidated.

•                     Parent Company quarterly financial information

In the parent company quarterly financial information, the subsidiaries and jointly-owned subsidiaries are accounted for by the equity method. The same adjustments are made both in the parent company quarterly financial information and in the consolidated quarterly financial information. Considering CSN, accounting practices adopted in Brazil applied in the parent company quarterly financial information differ from the IFRS applicable to the separated financial statements, only through the valuation of investments in subsidiaries and affiliated companies by the equity method of accounting while according to IFRS it would be cost or fair value.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

(c)      Foreign currencies

i.             Functional and reporting currency

Items included in the quarterly financial information of each one of the Company’s companies are measured using the currency of the main economic environment, where the company operates (“functional currency”). Consolidated quarterly financial information is presented in R$ (reais), which is the Company’s functional currency and the Group’s reporting currency.

ii.            Transactions and balances

Foreign currency operations are converted into the functional currency, using foreign exchange rates effective on the transaction or evaluation dates, when items are remeasured.  Exchange gains and losses resulting from the settlement of these transactions and the conversion by foreign exchange rates as of March 31, 2010, related to monetary assets and liability in foreign currencies, are recognized on the statement of income, except when recognized in shareholders’ equity as a result of foreign operation monetary items characterized as foreign investment nature.

Balance accounts of assets and liabilities are converted by the exchange rate as of the balance sheet date, on March 31,2011, US$1 corresponding to R$1.6287 (R$1.6662 on December 31, 2010) EUR 1 corresponding to R$2.3129 (R$2.2280 on December 31,2010) and JPY 1 corresponding to R$0.01961 (R$0.0205 on December 31,2010).

All other exchange gains and losses, including exchange gains and losses related to loans, cash and cash equivalents are presented on the statement of income as income or financial expense.

Changes to fair value of monetary securities in foreign currency, classified as available for sale, are split into foreign exchange variations related to the security’s amortized cost and other variations to the security’s book value.  Foreign exchange variations of amortized costs are recognized in the statement of income, and other variations in the security’s book value are recognized in shareholders’ equity.

Exchange variations from non-monetary financial assets and liabilities, for instance, investments in shares classified as measured at fair value through income statement, are recorded under result as part of fair value gain or loss. Exchange variations of non-monetary financial assets, for example, investments in shares classified as available for sale, are included in the comprehensive income under shareholders’ equity.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

iii.           Group Companies

Results and financial position of all of the Group’s entities (none of them has currency from a hyperinflationary economy), whose functional currency is different from the reporting currency, are converted into the reporting currency, as follows:

  Assets and liabilities from each balance sheet presented are converted by the closing rate on the balance sheet date.

  Revenues and expenses from each income statement are converted by average exchange rates (unless this average is not a reasonable rounding to the cumulative effect of rates in force on the operations date, and, in this case, revenues and expenses are converted by the rate on the operations dates); and

  All resulting exchange rate differences are registered as a separate item under other comprehensive income.

Under the consolidation, exchange rate differences resulting from the conversion of monetary items of investment in foreign operations are recognized in shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange rate differences registered in other comprehensive income are recognized in the statement of income as part of gain or loss on sale.

(d)      Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable in up to 90 days from the balance sheet dates, immediately convertible into cash and with an insignificant risk of change in their market value. Deposit certificates that may be redeemed at any time without penalties are considered cash equivalents.

(e)      Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses and credits from clients in foreign currency corrected at the exchange rate as of the date of the quarterly financial information. The allowance for doubtful accounts was recorded in an amount considered adequate to support possible losses. Management’s assessment takes into account the client’s history, the financial situation and the opinion of our legal advisors regarding the receipt of these credits for the recording of this provision.

(f)       Inventories

These are recorded at the lowest value between the cost and the net realizable value. The cost is determined using the average weighted cost method in the acquisition of raw materials. Cost of both finished and under preparation products consists of raw material, labor, other direct costs (based on the normal production capacity). Net realization value is the sale price estimated on the normal course of business, net of estimated conclusion costs and estimates costs necessary to carry on the sale.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

(g)      Investments

Investments in subsidiaries, jointly-owned subsidiaries and affiliated companies are recorded and measured by the equity accounting method and  recognized initially by the cost. Gains or losses are recognized in income for the period as operating income (or expenses) in the parent company quarterly financial information. In the case of exchange variation of investment abroad whose functional currency is different to the Company’s currency, variations in the amount of investments deriving solely from the exchange variation are recorded in the cumulative translation adjustment  account, in the Company’s shareholders’ equity, and are only  reclassified to income statement when the investment is sold or written-off by loss. Other investments are recorded and held at cost, or fair value.

When necessary, the accounting practices of the subsidiaries and jointly-owned subsidiaries are changed to ensure criteria, consistency and uniformity with the practices adopted by the Company.

(h)      Property, plant and equipment

Registered by acquisition, formation or construction costs, net of accumulated depreciation or depletion and reduction to recoverable value. Depreciation is calculated by the straight-line method based on the economic useful life remaining from assets according to Note 12 and depletion of mines is calculated based on the amount of ore extracted, and plots of land are not depreciated in view that are considered as undefined useful life. The Company records in the book value of property, plant, and equipment, the replacement cost, by writing-off the book value of the portion that has been replaced, if it is probable that future economic benefits incorporated therein will be reverted to the Company, and if the asset cost may be estimated reliably. All other expenses are registered to the expense account when incurred. Loan costs related to funds raised for work in progress are capitalized until these projects are concluded.

If some components of the assets from property, plant and equipment have different useful lives, these components are depreciated as a different item from property, plant and equipment.

Gains and losses from disposal are determined by the comparison of the sale value less the residual value and are registered in “other operating income/expenses”.

Development costs of new iron ore fields or to expand the capacity of operating mines are capitalized and amortized by the method of units produced (extracted) based on probable and proven ore amounts. Exploitation expenditures are deemed as expenses until the mining activity is made feasible; after this period, the subsequent development costs are capitalized.

(i)       Intangible assets

Intangible assets comprise of assets acquired from third parties, including by means of business combinations, and/or those internally generated.

These assets are recorded at the acquisition or formation cost, less amortization calculated through the straight-line method based on exploitation or recovery terms.

Intangible assets with indefinite useful lives, as well as goodwill for expected future profitability, are not amortized.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

•       Goodwill

Goodwill is represented by the positive difference between paid and/or payable value for the purchase of a business and the net amount of fair value of assets and liabilities of the subsidiary acquired. The goodwill from acquisition of subsidiaries is recorded as intangible asset in the consolidated quarterly financial information. In the parent company balance sheet, the goodwill is included in investments. Negative goodwill is recorded as gain in the result for the period, on the acquisition date. Goodwill is annually tested for impairment. Impairment losses recognized over goodwill are irreversible. Gains and losses from the disposal of a Cash Generating Unit (CGU) include goodwill book value relating to the CGU sold.

Goodwill is allocated to Cash Generating Units (CGUs) for the purpose of impairment test. The allocation is made for Cash Generating Units or  groups of Cash Generating Units, which should benefit from the business combination goodwill came from, and the unit is not larger than the operational segment.

•       Software

Software licenses purchased are capitalized based on incurred costs to buy software and to make them ready to be used. These costs are amortized by the straight-line method during the estimated economic useful life.

(j)       Impairment of non-financing assets

Assets with an undefined useful life, such as goodwill, are not subject to amortization and are tested on an annual basis to verify impairment. Assets subject to amortization are reviewed to impairment verification whenever events or changes to circumstances show that book value may not be recoverable. Impairment loss is accounted for by book value of the asset exceeding its recoverable value. This last one is the highest value between an asset fair value net of sale costs and its value in use. For the purposes of impairment valuation, assets are divided into the lowest levels to which there are inflow identifiable cash flows separately (Cash Generating Units (CGUs)). Non-financial assets, except goodwill, which have been impaired, are subsequently reviewed to analyze a possible impairment reversal on the reporting date.

(k)      Employee Benefits

i.    Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contribution to a separate entity (social security plan) and it will have no legal or constructive obligation to pay additional values. Liabilities for contributions to defined contribution pension plans are accounted for as employee benefit expenses to the result in the periods where services are provided by employees. Contributions paid in advance are recorded as an asset upon the cash repayment condition or the decrease in future payments is available. Contributions to a defined contribution plan whose maturity is expected for 12 months after the final period where the employee provides the service are discounted to their present values.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Defined benefit plans

 A defined benefit plan is a post-employment benefit plan other than the defined contribution plan. The Company’s net liability as to defined benefit pension plans is individually calculated to each plan through the value estimate of the future benefit employees accounted for as return by services provided for in the current period and previous periods; that benefit is discounted at its present value. Any costs of unregistered previous services and fair values of any plan assets are discounted. Discount rate is the return shown on the reporting date of the quarterly financial information to first-tier debt securities, whose maturity dates are close to the Company’s debt conditions and that are denominated in the same currency in which benefits are expected to be paid. The calculation is made on an annual basis by a qualified actuary through the project unit credit method. When calculation results in a benefit to the Company, asset to be recorded is limited to total of any unrecognized previous services costs and the present value of economic benefits available as future refund of the plan or decrease in future contribution to the plan. In order to calculate present value of economic benefits, a consideration is given to any minimum costing requirements applied to any plan in the Company. An economic benefit is available to the Company if it is realizable during the plan’s life, or in the settlement of the plan liabilities.

When benefits of a plan are increased, the increased benefit portion relating to employee’s previous service is registered in the result by the straight-line method during the average period until benefits become vested. Under the condition that benefits become immediately vested, expense is instantly recorded under result.

The Company chose to account for all actuarial gains and losses resulting from defined benefit plans directly in other comprehensive income.

ii.    Profit sharing and incentive compensation

Profit sharing of employees is subject to achieving certain operating and financial targets, mainly allocated to the production cost when applicable and to general and administrative expenses.

(l)      Provisions

Provisions are registered when: (i) the Company has a present liability either legal or acquired resulting from past events, (ii) it is likely to have a future disbursement to settle a present liability, and (iii) when the value may be estimated with reasonable safety. Provisions are determined by discounting future cash flows expected based on a discount rate before taxes that shows a market valuation of the cash value in time and, where appropriate, specific liability risks. The liability increase due to time is recorded as financial expense.

(m)      Concessions

The Company has governmental concessions and payments are classified as operating lease.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

(n)      Capital Stock

Common shares are classified under shareholders’ equity.

Additional costs directly attributed to the issue of new shares or options are stated in shareholders’ equity as a deduction of the amount raised, net of taxes.

When any company of the group buys shares from the Company’s capital stock (treasury shares), the value paid, including any additional costs directly chargeable (net of income tax), is decreased from the shareholders’ equity ascribed to the Company’s shareholders until shares are cancelled or issued again. When these shares are subsequently issued again, any amount received, net of any additional costs of the transaction, directly chargeable and respective income tax and social contribution effects, it is included in the shareholders’ equity ascribed to the Company’s shareholders.

(o)      Operating revenue

The revenue from the sale of goods in the normal course of operations is measured at the fair value of the consideration received or receivable The operating revenue is recognized when there is persuasive evidence that the significant risks and rewards incidental to the ownership of the goods have been transferred to the buyer; it is probable that future economic benefits will flow to the entity, that the associated costs and the possible return of goods can be measured reliably; the entity does not retain continuing involvement with the goods sold and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be reliably measured, then such discounts are recognized as a reduction of operating revenue as sales are recognized. Service revenue is recognized when services are rendered.

The transfer of risks and rewards is determined by the individual terms of the contract of sale. For export sales, the transfer of risks and rewards of ownership depend on the terms of delivery set out in the incoterms governing the contract.

(p)      Financial income/expenses

Financial income includes interest income on funds invested funds (including financial assets available for sale), dividend income (except for dividends received from investees stated under the equity method in the parent company), gains on sale of financial assets available for sale, gains and losses arising from the change in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging derivatives that are recognized in income. Interest income is recognized in income (loss) using the effective interest method. Dividend income is recognized in income when the Company’s right to receive the dividend is established. The dividend distributions received from investees recorded under the equity method reduce the investment amount.

Financial expenses include borrowing costs, net of the discount to present value of provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at the fair value through income statement, impairment losses recognized in the financial assets, and losses on hedging instruments that are recognized in the income statement. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured in the income statement using the effective interest method.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Exchange gains and losses are reported on a net basis.

(q)      Income tax and social contribution

Income tax and social contribution for current and deferred year are calculated at the rate of 15%, plus a surtax of 10% on taxable income exceeding R$240, and at the rate of 9% on taxable income for the social contribution on net income. Tax losses and social contribution tax loss carryforward are offset, limited to 30% of the taxable income.

Income tax and social contribution expense comprise current and deferred tax.  Current and deferred taxes are recognized in the income statement except to the extent that it relates to a business combination, or items recognized directly in shareholders’ equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted, at the reporting date of the quarterly financial information and any adjustment to tax payable in respect of previous years.

Deferred taxation is recognized on temporary differences arising between the book values of assets and liabilities for accounting purposes and corresponding amounts applied for tax purposes.  Deferred taxation is not accounted for on the following temporary differences: the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, and differences related to investments in subsidiaries and controlled entities when it is probable that they will not be reversed in the foreseeable future. In addition, deferred tax liability is not recognized for taxable temporary differences resulting in the initial recognition of goodwill. Deferred taxation is calculated using the rates that are expected to apply to the temporary differences when they are reversed, based on the laws that were enacted or substantively enacted until the financial statement reporting date.

Deferred tax assets and liabilities may be netted if there is a legal right to offset the current tax asset and liability amounts and they relate to the same taxing authority.

A deferred income tax and social contribution asset is recognized by unused tax losses, tax credits and deductible temporary differences when it is probable that future income subject to taxation will be available and against which they will be used.

Deferred income tax and social contribution assets are reviewed at each reporting date and will be reduced as their realization is no longer probable.

(r)       Earnings per share

Earnings per share are calculated through the net income for the period attributable to the Company’s controlling shareholders and the weighted average of the common shares outstanding in the respective period. Diluted earnings per share are calculated through the said average of the outstanding shares, adjusted by instruments potentially convertible into shares, with a diluting effect, in the reporting periods. The Company does not have instruments potentially convertible into shares and, consequently, diluted earnings per share are equal to basic earnings per share.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

(s)      Environmental costs and restoration of areas

The Company recognizes a provision for recovery costs and fines when a loss is probable and the amounts of related costs can be reliably determined. Usually, a provision in the amount to be used in the recovery in the amount is recorded until the feasibility study is completed or the commitment to a formal action plan is fulfilled.

Expenses related to compliance with environmental regulations are charged to income (loss) or capitalized, as appropriate. The capitalization is considered as appropriate when the expenses refer to items that will continue to benefit the Company and that are basically pertinent to the acquisition and installation of equipment to control pollution and/or prevention.

(t)       Research and development

All these costs are recognized in the statement of income when incurred, except when they meet the criteria for capitalization . Expenses on the research and development of new products  for the  period ended March 31, 2011 was R$1,312 (R$886 on March 31, 2010).

(u)      Financial instruments

i)             Classification

Financial assets are classified in the following categories: measured at fair value through profit and loss, loans and receivables, held to maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. The Company’s Management sets forth the classification of its financial assets at the initial recognition.

•         Financial assets measured at fair value through profit and loss

Financial assets measured at fair value through profit and loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, therefore, are classified in this category, unless they have been recorded as cash flow hedge. Assets in this category are classified as current.

•         Loans and receivables

This category includes loans granted and receivables that are non-derivative financial assets with fixed payment or to be established, not priced at an active market. They are included as current assets, except those with a maturity term greater than 12 months after the balance sheet date (these are classified as noncurrent assets). Loans and receivables comprise loans to affiliated companies, trade accounts receivable, other accounts receivable and cash and cash equivalents, excluding short-term investments. Cash and cash equivalents are recognized by fair value. Loans and receivables are accounted for at the amortized cost, using the effective interest rate method.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

•         Financial assets held to maturity

They are basically financial assets acquired with the financial purpose and financial capacity to be held in portfolio until maturity. Investments held to maturity are firstly recognized by value added by any directly attributable transaction costs. After their initial recognition, these are measured at the amortized cost through the effective interest rate method, decreased by any impairment loss.

•         Financial assets available for sale

These are non-derivative financial assets designated as available for sale that are not classified in any other category. They are included in noncurrent assets when they are the Company’s strategic investments, unless Management intends to dispose of the investment within 12 months after the balance sheet date. Financial assets available for sale are recorded at fair value.

ii)            Recognition and Measurement

Regular way purchases and sales of financial assets are recognized on the trade date, i.e., on the date Company undertakes to buy or sell the asset. The investments are initially recognized at fair value, plus transaction costs for all the financial assets not classified at the fair value through income statement. Financial assets at fair value through income statement are initially recognized at their fair value and transaction costs are expensed in the income statement. Financial assets are written off when the rights to receive cash flow from the investments expire or are transferred; in the latter case, provided that the Company has transferred significantly all the risks and rewards of the ownership. Financial assets available for sale and the financial assets measured at fair value through income statement are subsequently recognized at fair value. Loans and receivables are accounted for at amortized cost, using the effective interest rate method.

Gains or losses arising from changes in the fair value of financial assets measured at fair value through income statement are presented in the income statement under financial income in the period when they occur. Revenue from dividends of financial assets measured at fair value through income statement is recognized in the income statement as part of other financial income, when the Company’s right to receive the dividends is established.

The changes in the fair value of financial assets denominated in foreign current and classified as available for sale, are divided between the conversion differences resulting from the changes in the amortized cost of the financial assets and other changes in the financial assets’ book value. The exchange rate changes in financial assets are recognized in income statement. The exchange rate changes in non-financial assets are recognized in shareholders’ equity. The changes in the fair value of financial and non-financial assets, classified as available for sale are recognized in other comprehensive income.

Interest on available-for-sale securities, calculated under the effective interest rate method, is recognized in the income statement as other income. Dividends of shareholders’ equity’s instruments available for sale, such as shares, are recognized in the income statement as part of other financial income, when the Company’s right to receive payments is established.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

The fair value of publicly quoted investments is based on current purchase prices. If the market of a financial asset (and bonds not listed on the stock exchange) is not active, the Company establishes fair value through valuation techniques. These methods include the use of transactions recently contracted with third parties, reference other instruments that are substantially similar and an analysis of discounted cash flows and option pricing models that optimize the use of market generated information and minimize the use of information provided by the Company's management.

The Company measures at the balance sheet date if there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of available-for-sale bonds, a significant or long decrease in the fair value to below its cost value is an indicator that it is impaired. If there is any evidence of impairment of available-for-sale financial assets, the cumulative loss measured as the difference between cost of purchase and the current fair value, less any impairment loss for the financial asset previously recorded in income, is transferred from shareholders' equity and recognized in the income statement. Impairment losses recognized in the income statement of equity instruments are not reversed through the income statement.

•         Offsetting financial instruments

A financial asset and a financial liability is offset and the net amount reported in the balance sheet when an entity has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

•                Impairment of financial assets

Assets measured at the amortized cost

The Company evaluates at the end of each reporting period if there is objective evidence that the financial asset or group of financial assets is impaired. An asset or a group of financial assets is impaired and the impairment losses are incurred only if there is objective evidence of impairment as the result of one or more events occurred after the initial recognition of the assets (a “loss event”) and that loss event (or events) has an impact on estimated future cash flows of the financial asset or group of financial assets that can be measured reliably.

The criteria CSN uses to determine if there is objective evidence of impairment loss include:

•       relevant financial difficulty of the issuer or debtor;

•       a contract breach, such as default or delinquency in interest or principal payments;

•       the issuer, for economic or legal reasons related to the financial difficulty of the borrower, guarantees the borrower a concession that the creditor would not consider;

•       it is likely that the borrower will undergo bankruptcy or another financial reorganization;

•       the disappearance of an active market for that financial asset due to financial difficulties; or

•       observable data indicating that there is a measurable reduction in estimated future cash flows from a portfolio of financial assets, since the initial recognition of these assets, although the reduction still cannot be identified with the individual financial assets in the portfolio, including:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

- Adverse change in the payment situation of the borrowers in the portfolio;

- National or local economic conditions that relate to the default on the portfolio’s assets.

The amount of loss is measured as the difference between the book value of the assets and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial assets’ original effective interest. The book value of the asset is written down and the amount of loss is recognized in the income statement. If a loan or investment held to maturity has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the agreement. The Company may measure impairment based on the fair value of an instrument using an observable market price.

If, in a subsequent period, the impairment loss is reduced and the reduction can be objectively related to an event that occurred after the impairment was recognized (an improvement in the debtor’s credit rating), the impairment loss reversal will be recognized in the consolidated income statement.

Assets classified as available for sale

At the end of each reporting period, CSN assesses whether there is objective evidence of a deteriorated financial asset or group of financial assets. For debt notes, CSN utilizes the criteria mentioned above. For equity instrument (shares) classified as available for sale, a material or extended drop in the fair value of the asset below its cost is also evidence that assets are deteriorated. Should any such evidence exist for financial assets available for sale, the accumulated loss - measured as the difference between the acquisition cost and its current fair value, less any impairment loss over the financial asset previously recognized in the income statement, will be reclassified from shareholders’ equity and recognized in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases, and such increase can be objectively related to an event occurred after the impairment was recognized as loss, the impairment loss is reversed through the income statement.

iii)   Derivatives instruments and hedge activities

•         Foreign exchange gain of long term investment nature

Any gain or loss of the  instrument related to the effective portion is recognized in shareholders’ equity. The gain or loss related to the non-effective portion is immediately recognized in the statement of income under “Other net gains (losses)”.

Gains and losses accumulated in equity are included in the statement of income when foreign operation is partially disposed of or sold.

•         Derivatives measured at fair value through profit and loss

Some derivative instruments are not qualified for hedge accounting. Changes in fair value of any of these derivative instruments are immediately recognized in the statement of income under “Other net gains (losses)”. Although the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

(v)      Segment information

An operational segment is a Group component committed to the business activities, from which it can obtain revenues and incur in expenses, including revenues and expenses related to transactions with any other Group component. All operating income from operational segments are regularly reviewed by CSN’s Executive Board for decision-making about funds to be allocated to the segment and performance evaluation, to which there is distinctive financial information available (see Note 26).

(w)          Government grants

Government grants are not recognized until there is reasonable safety that the Company will comply with related conditions and that grants will be received and then systematically recognized in the income statement during the periods in which the Company recognizes as expense corresponding costs that grants intend to offset.

The Company has state tax incentives in the North and Northeast regions, which are recognized in income as corresponding costs and expenses reduction.

3.     RELATED PARTIES TRANSACTIONS

a)     Transactions with Parent Company

Vicunha Siderurgia S.A. is a holding company whose purpose is to hold interest in other companies. It is the Company’s main shareholder, with a 47.86% interest in the voting capital.

On December 27,2010, Rio IACO acquired 3.99% of interest in CSN by Caixa Beneficiente dos Empregados da CSN (“CBS”) becoming part of the controlling group.

CSN recorded interest on shareholders’ equity for the period for Vicunha Siderurgia and Rio Iaco, whose accumulated amount with the balance of December 31, 2010, is indicated in the table below, according to the interest percentage of Vicunha Siderurgia and Rio Iaco in CSN until the closing date of this quarterly financial information.

Vicunha Siderurgia		Interest on shareholders' equiy proposed	Additional proposed dividends	Total	Dividends distributed	Interest on shareholders' equiy paid
	Minimum mandatory dividends
Total on 3/31/2011	130,309	226,746	587,524	944,579
Total on 12/31/2010	130,309	170,749	587,524	888,582	717,834	33,499

Rio Iaco		Interest on shareholders' equiy proposed	Additional proposed dividends	Total	Dividends distributed	Interest on shareholders' equiy paid
	Minimum mandatory dividends
Total on 3/31/2011	10,865	18,905	48,985	78,755
Total on 12/31/2010	10,865	14,236	48,985	74,086

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

The corporate structure of Vicunha Siderurgia is described as follows (unreviewed information):

Rio Purus Participações S.A. – holds 60% in National Steel and 59.99% in Vicunha Steel S.A.

CFL Participações S.A. – holds 40% in National Steel and 39.99% in Vicunha Steel S.A.

National Steel – holds 33.04% in Vicunha Aços

Vicunha Steel – holds 66.96% in Vicunha Aços

Vicunha Aços – holds 99.99% in Vicunha Siderurgia

b)    Transactions with jointly-owned subsidiaries

The Company holds interest in jointly-owned subsidiaries in the strategic areas of mining, logistics and power generation. The characteristics, purposes and transactions with these companies are stated as follows:

•  Assets

	Accounts receivable	Dividends receivable		Total
Companies			Loans (*)
Nacional Minérios	147,382	587,770	1,214,928	1,950,080
MRS Logística	600	23,144		23,744
Itá Energética		5,321		5,321
Total on 3/31/2011	147,982	616,235	1,214,928	1,979,145
Total on 12/31/2010	47,268	616,989	1,241,095	1,905,352

(*) Loan agreement in the amount of R$1,197,800, starting on January 28, 2009, and interest rates of R$17,128 on March 31, 2011 over the face value of this agreement is entitled to compensatory interest corresponding to 101% of CDI Cetip, with half-yearly maturities and principal will be paid on January 31, 2012.

•  Liabilities

Companies	Advance from clients	Checking account	Other	Total
Nacional Minérios	7,972,708	29,259	55	8,002,022
MRS Logística			20,945	20,945
Itá Energética			14,633	14,633
Total on 3/31/2011	7,972,708	29,259	35,633	8,037,600
Total on 12/31/2010	7,924,542	18,423	68,340	8,011,305

Nacional Minérios: the advance from clients received from the jointly-owned subsidiary Nacional Minérios S.A. is related to the contractual obligation of iron ore supply and port services. The contract has a 12.5% p.a. interest rate and maturity expected for June 2042.

MRS Logística: in other accounts payable we recorded the amount provisioned to cover take-or-pay and block rates contractual expenses related to the rail transportation contract.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Itá Energética: it is related to the electric power supply billed under normal market conditions of the Brazilian energy market, ruled by Electric Power Trade Chamber.

•  Income

Companies	Revenues			Expenses
	Sales	Interest and monetary exchange variations	Total	Purchases	Interest and monetary exchange variations	Total
Nacional Minérios	266,583	31,577	298,160	10,836	238,523	249,359
MRS Logística				103,127		103,127
Itá Energética				40,993		40,993
Total on 3/31/2011	266,583	31,577	298,160	154,956	238,523	393,479
Total on 3/31/2010	121,998	24,580	146,578	182,594	230,092	412,686

The Company`s main operations with jointly-owned subsidiaries are purchase and sale of products and services that include iron ore supply, port service provision transactions, rail transportation as well as electric power supply for operations.

c) Transactions with subsidiaries and special purpose entities (exclusive investment funds)

•  Assets

Companies	Accounts receivable	Marketable securities / investments(1)	Loans(2)/ Advances	Dividends receivable	Advance for future capital increase	Derivative financial instruments(3)	Total

CSN Islands VIII					4,072	217,090	221,162
CSN Portugal	491,159						491,159
CSN Europe	219,141						219,141
CSN Export	90,136						90,136
Lusosider	27,534						27,534
International Investment Fund			20,457				20,457
Inal Nordeste	15,590						15,590
Companhia Metalúrgica Prada	85,887				41,000		126,887
CSN Cimentos	2,090				712,394		714,484
Cia. Metalic Nordeste	441						441
Estanho Rondônia			5,169				5,169
Transnordestina Logística					12,406		12,406
Florestal Nacional			140,733				140,733
Sepetiba Tecon	144			5,555			5,699
Itamambuca Participações				301			301
Exclusive funds		1,167,568					1,167,568
Total on 3/31/2011	932,122	1,167,568	166,359	5,856	769,872	217,090	3,258,867
Total on 12/31/2010	814,409	204,677	141,639	5,856	1,252,801	254,231	2,673,613

(1) The financial investments and the investments in exclusive funds are managed by Banco BTG Pactual. Investments in Usiminas shares totaled R$241,090 classified as investments.

(2) International Investment Fund – agreement in US$ dollars: 4.3% p.a. interest with indeterminate maturity.

      Florestal Nacional – agreement in Brazilian reais (R$): 100.5% to 105.5% CDI with maturity extended to July 1,2011 (previous maturity: April 1st, 2011)

(3) Financial instruments agreement, specifically Swap between CSN and Islands VIII.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Accounts receivable derive from sales operations of products and services among the parent company and the subsidiaries.

•  Liabilities

Companies	Loans and financing			Accounts payable		Total
	Pre-payment (1)	Fixed Rate Notes(2)	Loans and intercompany bonds (2)	Loans (3) / checking account	Other

CSN Islands VIII		1,178,396		1,496		1,179,892
CSN Portugal	330,633					330,633
CSN Europe			17,125	35,517		52,642
CSN Resources	1,788,890	721,022	1,546,909			4,056,822
CSN Aceros				16,373		16,373
CSN Ibéria				38,151		38,151
Estanho Rondônia					5,686	5,686
Congonhas Minérios			1,267,639			1,267,639
Other (*)					1,880	1,880
Total on 3/31/2011	2,119,523	1,899,418	2,831,673	91,537	7,566	6,949,718
Total on 12/31/2010	2,080,721	1,955,135	2,253,838	570,257	43,774	6,903,725

Transactions with these subsidiaries are carried out under market conditions.

(1)    Contracts in US$ - CSN Resources: interest from 2.26% to 10.00% p.a. with maturity in June 2018.

Contracts in US$ - CSN Portugal: interest from 6.15% to 7.43% p.a. with maturity in May 2015.

(2)    Contracts in US$ - CSN Resources: Intercompany Bonds, interest of 9.12% p.a. with maturity on June 1, 2047.

Contracts in US$ - CSN Resources: interest of 3.99% p.a. with maturity in April 2013.

Contracts in US$ - CSN Resources : 2.01% and 2.50% with maturity in December 2013.

Contracts in US$ - CSN Resources: interest of 4.14% p.a. with maturity in July 2015.

Contracts in YEN – CSN Islands VIII: interest of 5.65% p.a. with maturity in December 2013.

Contracts in US$ – CSN Europe: semiannual Libor + 2.25% p.a. with maturity on September 15, 2011.

Contracts in R$ - Congonhas Minérios: 100.3% to 105.5% p.a. of CDI, with maturity postponed to July 1, 2011 (previous maturity: April 1, 2011).

(3)    Contracts in US$ - CSN Ibéria: semiannual Libor + 3% p.a. with indeterminate maturity.

(*) Other:  Companhia Metalúrgica Prada, Cia. Metalic Nordeste, Sepetiba Tecon and Inal Nordeste.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

•  Income

Companies	Revenues			Expenses
	Sales	Interest and monetary and exchange variations	Total	Purchases	Interest and monetary and exchange variations	Total

CSN Islands VIII		15,481	15,481		16,219	16,219
CSN Portugal	235,141	7,483	242,624		16,023	16,023
CSN Europe	51,085	1,924	53,009		4,656	4,656
CSN Resources		96,081	96,081		61,212	61,212
CSN Export	8,644		8,644		3,385	3,385
Lusosider	27,497	35	27,532
International Investment Fund		162	162		429	429
CSN Ibéria		1,284	1,284		264	264
CSN Aceros		377	377
Inal Nordeste	17,050		17,050	74		74
Companhia Metalúrgica Prada	261,036		261,036	3,698		3,698
CSN Cimentos	5,035		5,035	75		75
Cia. Metalic Nordeste	17,769		17,769	685		685
Estanho de Rondônia				15,712		15,712
Florestal Nacional		3,588	3,588
Sepetiba Tecon	1,041		1,041	264		264
Exclusive funds					80,176	80,176
Congonhas Minérios					33,566	33,566
Total on 3/31/2011	624,298	126,415	750,713	20,508	215,930	236,438
Total on 3/31/2010	528,674	190,058	718,732	10,757	219,681	230,438

The Company’s main operations with subsidiaries are the purchase and sale of products and services, including iron ore, steel and port services.

d) Other related parties

•  CBS Previdência

The Company is its main sponsor, a non-profit civil association set up in July 1960, whose main purpose is to pay supplementary benefits to those paid by social security. As a sponsor, CSN maintains payment transactions of contributions and actuarial liability recognition ascertained in defined benefit plans, Note 28.

•  Fundação CSN

The Company develops socially responsible policies currently focused on Fundação CSN, whose sponsor is the Company. Transactions between the parties are related to operating and financial support for Fundação CSN to develop social projects, mainly in the localities where CSN operates.

•  Banco Fibra

Banco Fibra is under the same control structure of Vicunha Siderurgia, and financial transactions with this bank are limited to transactions in checking accounts and financial investments in fixed income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

•  CBL – Companhia Brasileira de Latas

CBL (Companhia Brasileira de Latas) operates in the metallic steel packages segment for the chemical and food segments, supplying packages to the main companies in the market. CSN holds 0.0053% interest considering it is a debenture holder of CBL.

On March 31, 2011, in the long-term, the Company had accounts receivable amounting to R$239,039 (R$239,039 on December 31, 2010), and debentures, amounting to R$212,870 (R$212,870 on December 31, 2010) which are duly accrued.

The balances of transactions between the Company and these entities are shown as follows:

Assets and Liabilities

	Assets				Liabilities
Companies	Banks / marketable securities	Accounts receivable	Checking account	Total	Actuarial liabilities	Accounts payable	Total
CBS Previdência					367,839	7	367,846
Fundação CSN			1,199	1,199		80	80
Banco Fibra	72			72
Usiminas		25,826		25,826		12,839	12,839
Panatlântica		17,172		17,172
Total on 3/31/2011	72	42,998	1,199	44,269	367,839	12,926	380,765
Total on 12/31/2010	86	24,682	1,199	25,967	367,839	16,133	383,972

Income

	Revenues			Expenses
Companies	Interest / sales revenue	Total	Pension Fund expenses	Purchases / other expenses	Total
CBS Previdência			15,345		15,345
Fundação CSN				447	447
Banco Fibra	35	35
CBL	16,900	16,900		12,304	12,304
Usiminas	79,971	79,971		6,038	6,038
Panatlântica	55,772	55,772
Total on 3/31/2011	152,678	152,678	15,345	18,789	34,134
Total on 3/31/2010	11,138	11,138	18,491	68	18,559

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

e) Key-management personnel

Key management personnel are responsible for planning, directing and controlling the Company’s activities and include the members of the Board of Directors and statutory directors. Information on compensation and balances existing on March 31, 2011 is shown below.

	3/31/2011	3/31/2010
	Income	Income
Short-term benefits for employees and Management	1,913	1,925
Post-employment benefits	20	20
Other long-term benefits	n/a	n/a
Benefits of labor agreement termination	n/a	n/a
Share-based compensatin	n/a	n/a
	1,933	1,945

n/a – not applicable

f) Policy for investments and payment of interest on shareholders’ equity and distribution of dividends

As of December 11, 2000, the CSN Board of Directors decided to adopt a profit sharing policy which will result in the full distribution of net income to its shareholders, in compliance with Law 6,404/76, as amended by Law 9,457/97, provided that the following priorities are preserved, irrespective of their order: (i) business strategy; (ii) compliance with liabilities; (iii) execution of the necessary investments; and (iv) maintenance of the Company’s good financial standing.

4.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Current assets
Cash and cash equivalents
Cash and banks	120,633	156,580	31,125	14,033

Marketable securities
In Brazil:
Exclusive investment funds			926,478
Investment funds			508,258
Government bonds	1,344,041	477,529
Fixed income and debentures (*)	2,366,653	2,134,364	52,625	93,062
	3,710,694	2,611,893	1,487,361	93,062
Abroad:
Time Deposits	7,283,720	7,470,805	1,160	1,202
Total marketable securities	10,994,414	10,082,698	1,488,520	94,264

Cash and cash equivalents	11,115,047	10,239,278	1,519,645	108,297

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

The available financial funds in the Parent Company and subsidiaries established in Brazil are primarily invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to government and private bonds, with immediate liquidity. Additionally, a significant portion of the financial funds of the Company and its subsidiaries abroad is invested in Time Deposits with first-tier banks.

The exclusive investment funds, managed by BTG Pactual Serviços Financeiros S.A DTVM, and its assets, are accountable for possible losses in investments and operations carried out. The fund quotaholders may be called to secure the shareholders’ equity in the event of losses resulting from interest rate, exchange rate or other financial asset variations.

“Vértice” investment fund portfolio is managed by Federal Savings Bank (CEF).

(*) Fixed Income: financial investments in the amount of R$1,978,029 in the consolidated and R$52,6235 in the parent company, backed by Bank Deposit Certificates, with remuneration based on the variation of Interbank Deposit Certificates  (CDI).

(*) Debentures: Company’s investments totaling R$388,624 in consolidated, R$350,394 from subsidiary and R$38,230 from jointly-owned subsidiary MRS, with remuneration based on the variation of the Interbank Deposit Certificates – CDI.

5.     TRADE ACCOUNTS RECEIVABLE

		Consolidated		Parent Company
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Clients
Third parties
Domestic market	907,167	846,507	561,766	577,589
Foreign market	614,689	530,356	6,043	14,948
Allowance for doubtful accounts	(125,166)	(117,402)	(104,395)	(99,023)
	1,396,690	1,259,461	463,414	493,514
Related parties (Note 3 - b and c)			1,080,104	861,677
	1,396,690	1,259,461	1,543,518	1,355,191

Other accounts receivable
Dividends receivable			621,790	622,544
Loans to subsidiaries and jointly-owned subsidiaries	529,980	17,318	1,360,830	164,210
Other receivables	66,157	90,980	26,939	39,027
	596,137	108,298	2,009,559	825,781
	1,992,827	1,367,759	3,553,077	2,180,972

In order to meet the needs of some domestic market clients, related to the extension of steel payment term, in common agreement with CSN’s internal commercial policy and the maintenance of its short-term receivables (up to 14 days), as requested by the client, loan granting operations without co-obligation are negotiated between the client and common banks, where CSN grants trade bills/notes issued by it to common banks.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Considering the type of the loan granting operations without co-obligation, CSN, after granting client trade bills/notes and receiving funds from closing each operation, settles accounts receivable and fully releases itself from the operation credit risk.

This operation amounts to R$284,095 on March 31, 2011 (R$247,680 on December 31,2010), deducted from accounts receivable.

Below, the breakdown of provision for trade accounts receivable losses of the Company:

		Consolidated		Parent Company
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Opening balance	(117,402)	(164,077)	(99,023)	(107,558)
Provision for trade accounts receivable losses	(10,614)	(7,439)	(9,143)	(8,535)
Credits recovered	2,850	54,114	3,771	17,070
	(125,166)	(117,402)	(104,395)	(99,023)

6.     INVENTORIES

		Consolidated		Parent Company
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Finished products	847,239	1,016,594	611,004	783,556
Work in process	635,856	588,723	526,163	550,824
Raw materials	675,745	656,286	530,160	534,514
Supplies	907,760	864,205	767,304	737,407
Iron ore	316,684	313,716	166,412	179,543
Allowance for losses	(97,545)	(83,738)	(87,317)	(79,131)
	3,285,739	3,355,786	2,513,726	2,706,713

Certain items taken as obsolete, or with a low turnover, were the purpose of provisions.

On March 31, 2011, the Company had iron ore long-term inventories amounting to R$130,341, classified in other non-current assets (R$130,341 on December 31,2010).

7.     OTHER CURRENT ASSETS

Other current assets recorded under current assets are as follows:

		Consolidated		Parent Company
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Prepaid taxes	23,301	89,596		7,129
Margin required for financial instruments (Note 15)	295,687	254,485
Unrealized gains with derivatives			217,090	254,231
	318,988	344,081	217,090	261,360

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

8.     CURRENT AND DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a)   Income and social contribution taxes (IR and CSLL) recognized in the income statement:

Income and social contribution taxes recognized in the income statement for the period are shown below:

		Consolidated		Parent Company
	3/31/2011	3/31/2010	3/31/2011	3/31/2010
(Expenses)/revenue with income and social contribution taxes
Current	(96,670)	(37,635)	(48,411)	(9,799)
Deferred	41,375	6,511	90,362	54,639
	(55,295)	(31,124)	41,951	44,840

The reconciliation of income and social contribution taxes expenses and revenues of the Parent Company and consolidated and the effective IR and CSLL rate are shown as follows:

		Consolidated		Parent Company
	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Income before income and social contribution taxes	670,990	478,394	575,568	404,098
Rate	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(228,137)	(162,654)	(195,693)	(137,393)
Adjustments to reflect the effective tax rate:
Benefit of interest on shareholders' equity - JCP	39,784	30,329	39,784	30,329
Equity in the earnings of subsidiaries at different rates or which are not taxable	123,576	19,835	183,511	82,384
Tax incentives	1,927	140	1,927
Adjustments from installment payment of Law 11,941 and MP 470		103,181		99,710
Other permanent exclusions (additions) (*)	7,555	(21,955)	12,422	(30,190)
Income and social contribution taxes on income for the period	(55,295)	(31,124)	41,951	44,840
Effective rate	8%	7%	-7%	-11%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

(b)   Deferred income and social contribution taxes:

Deferred income and social contribution taxes are recorded in order to reflect future tax effects attributable to temporary differences between the tax base of assets, liabilities and the respective book value.

		Consolidated		Parent Company
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Deferred
Tax loss on income tax	3,713	4,944
Negative basis of social contribution	1,428	1,871
Temporary differences	1,543,753	1,586,126	922,961	854,437
- Provision for contingencies	340,489	298,708	323,148	276,098
- Provision for losses in assets	42,174	40,345	22,237	22,342
- Provision for losses in inventory	28,752	26,011	28,443	25,660
- Provision for gains/losses in financial instruments	130,968	183,169	107,211	116,753
- Provision for interest on shareholders' equity	161,141	121,351	161,141	121,351
- Provision for long-term sales	1,221	1,221	1,221	1,221
- Provision for inputs and services	48,272	43,828	31,688	31,371
- Allowance for doubtful accounts	149,096	146,865	147,698	144,732
- Provision for payments of private pension plan	7,012	7,012
- Capitalized interest	46,980	57,813	27,696	37,475
- Goodwill from merger	529,095	599,730	33,436	36,780
- Other	58,553	60,073	39,042	40,654
	1,548,894	1,592,941	922,961	854,437
Non-current assets	1,559,215	1,592,941	922,961	854,437
Non-current liabilities	(10,321)

Some companies of the group, recorded tax credits on income and social contribution taxes loss carryforwards that are not subject to statute of limitations based on the history of profitability and on the expectations of future taxable income determined in technical valuation approved by the Management.

In July 2010, the Company adhered to the Tax Recovery Program – REFIS and chose to offset part of the tax loss balance as of December 31, 2009 and portion B of the tax accounting ledger (LALUR) from the credits deriving from income and social contribution taxes loss carryforwards in the amount of R$110,192 and R$39,669, respectively, with the last four installments of the tax recovery program, debit modality as provided for Provisional Measure 470/09 paid in 12 months, according to the applicable legislation.

For being subject to any material aspects that might change realization projections, the book value of deferred tax assets is reviewed monthly and projections are reviewed annually. These studies indicate the realization of these tax assets within the term established by said Instruction and within the 30% limit of the taxable income.

Some of CSN’s subsidiaries have tax credits amounting to R$298,339 and R$84,704 of income and social contribution taxes losses carryforwards, for which no deferred tax was recorded, of which R$15,364 expire in 2011, R$52 in 2012, R$9,241 in 2013, R$647 in 2014, R$26,569 in 2015 and R$41,314 in 2025. The remaining tax credits refer to domestic companies, thus, these do not expire.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

The tax benefit over goodwill of Nacional Minérios S.A., resulting from the merger of Big Jump in July 2009, was R$1,391,858. Up to March 31, 2011, R$463,953 (R$394,360 until 2010) was realized, and remains R$927,905 to be realized by 2014. From 2011 to 2013 this realization will be R$208,779 for 2011, R$278,372 for 2012 and 2013 and in the last year, in 2014, the benefit will be R$162,382.

Undistributed profits related to the Company’s foreign subsidiaries were invested and continued to be invested in its operations. These undistributed profits related to the Company’s foreign subsidiaries amounted to R$2,662,776 on March 31, 2011. If circumstances change and the tax authorities position when applying treaties to avoid double taxation to prevail at courts, these undistributed profits may trigger a tax risk of R$1,157,705.

(c)   Income tax recognized in shareholders’ equity:

Income and social contribution taxes directly recognized in shareholders' equity are shown below:

		Consolidated		Parent Company
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
(Losses)/gains from Income and social contribution taxes
Actuarial gains and losses	125,065	125,065	125,065	125,065
Available-for-sale financial instruments	1,652	75,522	(9,161)	11,242
Investments in operations abroad	434,731	433,297	434,731	433,297

(d)   Tax incentives

The Company benefits from tax incentives of income tax based on prevailing laws, such as: Employee Meal Program, Rouanet Law, Tax Incentives from Audiovisual Activities, Child and Teenager Rights Funds and Incentive to Sports and Sports for the Disabled Projects. On March 31, 2011, they amounted to R$2,596 (R$8,160 on December 31, 2010).

9.     OTHER NONCURRENT ASSETS

Other noncurrent assets classified in long-term assets are broken down as follows:

		Consolidated		Parent Company
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Judicial deposits (Note 19)	2,797,959	2,774,706	2,724,178	2,704,026
Taxes recoverable (*)	246,524	247,910	109,240	122,868
Other	281,721	283,478	172,690	172,202
	3,326,204	3,306,094	3,006,108	2,999,096

(*) This mainly refers to PIS/COFINS and ICMS on the acquisition of fixed assets, which will be recovered during a 48-month period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

10.  INVESTMENTS

a)     Direct interest in subsidiaries and jointly-owned subsidiaries

							3/31/2011		3/31/2010			12/31/2010
Companies				Net					Net
	Number of shares		%	income				%	income
	(in units)		Direct	(loss)			Shareholders'	Direct	(loss)			Shareholders'
	Common	Preferred	interest	for the period	Assets	Liabilities	equity	interest	for the period	Assets	Liabilities	equity
Cia. Metalic Nordeste	92,293,156		99.99	5,247	158,172	47,690	110,482	99.99	8,776	153,707	48,472	105,235
INAL Nordeste	43,985,567		99.99	(1,747)	47,113	18,459	28,654	99.99	(787)	41,926	11,524	30,402
CSN Aços Longos (*)				(334)				99.99	(282)	529,833	265,516	264,317
GalvaSud									8,424
CSN Steel	1,204,072,527		100.00	(63,009)	3,433,874	137,899	3,295,975	100.00	(82,791)	3,450,038	99,293	3,350,745
CSN Metals	256,951,582		100.00	(10,520)	962,355	5,872	956,483	100.00	27,835	972,894	5,905	966,989
CSN Americas	151,877,946		100.00	26,849	991,591	4,888	986,703	100.00	26,278	964,271	4,857	959,414
CSN Minerals	131,649,926		100.00	144,771	1,787,188	4,539	1,782,649	100.00	48,222	1,649,792	4,463	1,645,329
CSN Export	1,036,429		100.00	51,274	548,538	153,122	395,416	100.00	(1,177)	499,857	155,713	344,144
Companhia Metalúrgica Prada	3,444,661		99.99	1,925	691,493	208,747	482,746	99.99	4,970	609,133	170,423	438,710
CSN Islands VII	20,001,000		100.00	(1,557)	295,902	269,765	26,137	100.00	(73)	254,706	227,013	27,693
CSN Islands VIII	1,000		100.00	(475)	1,188,274	1,142,421	45,853	100.00	872	1,224,853	1,178,529	46,324
CSN Islands IX	3,000,000		100.00	1,448	666,333	665,108	1,225	100.00	(887)	698,345	698,567	(222)
CSN Islands X	1,000		100.00	632	75	34,997	(34,922)	100.00	(1,690)	92	35,645	(35,553)
CSN Islands XI	50,000		100.00	(137)	1,227,811	1,221,959	5,852	100.00	(5,066)	1,277,555	1,271,521	6,034
CSN Islands XII	1,540		100.00	(26,823)	1,570,700	1,626,710	(56,010)	100.00		1,634,731	1,663,925	(29,194)
Tangua	10		100.00	(469)	20,758	38	20,720	100.00	6,470	21,228	39	21,189
International Investment Fund	50,000		100.00	925	142,512	20,457	122,055	100.00	5,355	141,852	20,724	121,128
MRS Logística	188,332,667	151,667,313	22.93	142,437	4,682,215	2,535,437	2,146,778	22.93	129,665	4,804,344	2,784,496	2,019,848
Transnordestina Logística	1,474,520,512	255,863,653	82.91	(10,699)	2,826,089	1,726,723	1,099,366	76.45	(4,419)	2,801,908	1,995,861	806,047
Sepetiba Tecon	254,015,053		99.99	8,123	307,860	111,823	196,037	99.99	8,316	293,264	105,350	187,914
Itá Energética	520,219,172		48.75	14,093	858,279	247,271	611,008	48.75	11,742	852,239	255,324	596,915
CSN Energia	26,123		99.99	(372)	17,557	(2)	17,559	99.99	640	17,929	(1)	17,930
Estanho de Rondônia - ERSA	34,236,307		99.99	5,386	33,144	9,621	23,523	99.99	75	27,684	9,548	18,136
Congonhas Minérios	64,610,863		99.99	(5,148)	2,088,982	2,072,772	16,210	99.99	86	2,035,285	2,013,926	21,359
Mineração Nacional	1,000,000		99.99	22	1,071	3	1,068	99.99	2	1,048	2	1,046
Nacional Minérios	475,067,405		59.99	591,006	14,289,498	2,984,836	11,304,662	59.99	232,050	13,688,670	2,934,166	10,754,504
CSN Cimentos	854,313,855		99.99	817	1,251,178	859,635	391,543	99.99	(956)	1,217,313	854,590	362,723
Florestal Nacional	1,000,000		99.99	(16,051)	603,848	622,131	(18,283)	99.99	1	449,901	525,806	(75,905)

(*) merged on January 28, 2011

The number of shares, the amounts of income/loss for the period and shareholders' equity refer to 100% of the companies’ income.

b)    Investment breakdown

	3/31/2011	12/31/2010
Opening balance of investments	17,023,295	13,860,165
Opening balance of provision for losses	(140,875)	(51,246)
Capital increase/decrease	802,190	2,430,965
Dividends		(622,544)
Equity in the earnings of subsidiaries	496,762	1,438,170
Comprehensive income	138,095	(161,036)
Merger of subsidiary (*)	(263,983)
Other	940	(12,054)
Closing balance on investments	18,165,639	17,023,295
Closing balance of provision for losses	(109,215)	(140,875)

(*) Merger of CSN Aços Longos on January 28, 2011

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

c)     Additional Information on the main operating subsidiaries

•       CIA. METALIC NORDESTE

The Company, with its head office located in Maracanaú, State of Ceará, has as its main corporate purpose the manufacturing of metallic packaging destined to the beverage industry.

Its operation unit can be characterized as one of the world’s most modern ones and counts on two different production lines: the can production line, whose raw material is tin-coated steel, supplied by the parent company, and the lid production line, whose raw material is aluminum.

Its production is mainly geared towards the Brazilian northern and northeastern markets, with the surplus production of lids sold abroad.

•       INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute the CSN steel products, operating as a service and distribution center in the Northeast region of the country.

•       AÇOS LONGOS

Established in Volta Redonda in the state of Rio de Janeiro, it aims at manufacturing and selling rolled long steel, except for tubes.

In October 2, 2009, the Company started the construction works of the plant, which is expected to be become operational in 2012.

On January 28, 2011, CSN merged its subsidiary CSN Aços Longs. The merger resulted in the optimization of processes, reduction and streamlining of administrative expenses, especially of managerial nature, due to the concentration into a single organizational structure of all commercial, operating and administrative activities of its companies.

•       COMPANHIA METALÚRGICA PRADA

Packages

In the market since 1936, Companhia Metalúrgica Prada operates in the metallic steel packages segment, manufacturing the best and safest cans, buckets and aerosol containers, serving the chemical and food segments, supplying lithography packages and services to the main companies in the market.

In its three production units – São Paulo, Pelotas and Uberlândia – Prada produces more than 1 billion steel cans per year, a performance achieved due to a combination of attributes present in the company’s path since its foundation.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Distribution

The distribution unit processes and distributes flat steel with a diversified line of products. It supplies coils, rolls, plates, strips, blanks, metallic sheets, shapes, tubes and tiles, among other products to the most different industries - from automotive to civil construction. Materials produced by Distribution unit are made from hot- and cold-rolled coils, hot-dip galvanized, tin plate, chrome-plated steel, uncoated, pre-painted and galvalume. Distribution unit also specializes in providing steel processing service, meeting the demand of many Brazilian companies.

•       SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística. Services agreement covers the handling and warehousing operation of containers, vehicles, steel products, among other containers washing and sanitation products and services.

Sepetiba Tecon won the auction that occurred on September 3, 1998 for the takeover of the terminal concession and this concession allows the exploitation of the aforementioned terminal for the term of 25 years, extendable for another term of 25 years.

When concession is extinguished, all the rights and privileges transferred to Tecon will return to the federal government, together with Tecon’s assets and those resulting from its investments in leased properties, declared reversible by the federal government, as they are deemed necessary to carry on the services granted. The reversible assets will be indemnified by the federal government by the residual value of their cost, verified in Tecon’s accounting records, after deducting the depreciations.

•       CSN ENERGIA

Its main purpose is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which Company holds an interest.

•       TRANSNORDESTINA LOGÍSTICA

Transnordestina has as its main purpose the exploration and development of the public rail cargo transport service for the Northeast network of Brazil.

On December 31, 2008, the Company’s ownership interest in Transnordestina Logística S.A. (“TLSA”)’s capital stock was 84.49%. Currently, TLSA is CSN’s subsidiary, consolidated in the Company’s financial statements since December 2009, when CSN reached an interest of 84.97% in its capital stock, corresponding to 740,372,383 common shares.  TLSA consolidation in the Company’s financial statements resulted from capital increases made by CSN during 2009 and which were not followed by shareholder Taquari Participações S.A.. In that same year, Fundo de Investimentos do Nordeste – FINOR subscribed 45,513,333 new preferred shares, and at the end of 2009 then holding 5.22% of TLSA’s capital stock.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

In 2010, FINOR transferred its 45,513,333 preferred shares to CSN and thereafter subscribed other 61,286,145 new preferred shares which were subsequently transferred to BNDES and BNDESPAR, and its ownership interest was zeroed at the end of that same year.

On December 31, 2010, the Company had a total amount of 914,636,803 common shares and 45,513,333 preferred shares corresponding to 76.45% of TLSA’s capital stock.

The Company’s interest on March 31,2011 in TLSA’s capital stock was 82.91% in view of the capital increase approved on February 28,2011 when the Company subscribed another 474,520,512 new common shares issued by Transnordestina.

•       ESTANHO DE RONDÔNIA - ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes. The subsidiary’s mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operation from which metallic tin is obtained, which is the raw material used in UPV for the production of tin plates, is located in Ariquemes.

•       CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, it has the production and trading of cement as its corporate purpose. CSN Cimentos use as one of its raw material the blast furnace slag from the pig iron production of the Presidente Vargas Steelworks. The Company started to operate on May 14, 2009.

d)    Additional information on indirect interest abroad

•       COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a  complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Americas.

•       LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year, Lusosider is the only Portuguese company of the steel sector to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company provides in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Products manufactured by Lusosider may be used in the packaging industry, civil construction (pipes and metallic structures), and in home appliance components.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

e)     Other investments

•       RIVERSDALE MINING LIMITED - Riversdale

Incorporated in 1986, Riversdale Mining Limited (“Riversdale”) is a mining company listed on the Australian Stock Exchange. Riversdale intends to develop a diversified mining company, focusing on growth by investing in mining opportunities. The company has anthracite mines in South Africa, and a metallurgical and thermal coal mine in Mozambique.

On March 31, 2011, CSN had 47,291,891 company shares representing 19.98% of the capital stock.

•       PANATLÂNTICA

On January 5, 2010, the Company’s Board of Directors approved the acquisition of common shares representing 9.39% of the capital stock of Panatlântica S.A. (“Panatlântica”), a publicly-held company, headquartered in the city of Gravataí, state of Rio Grande do Sul, whose purpose is the industrialization, trade, imports, exports and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is appraised at fair value.

•       USIMINAS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS headquartered in Belo Horizonte, state of Minas Gerais, aims at exploring the steel industry and related industries. The Company manufactures flat rolled steel at the Intendente Câmara and José Bonifácio de Andrada e Silva Plants, located in the city of Ipatinga, state of Minas Gerais, and in the city of Cubatão, state of São Paulo, respectively, destined to the domestic market and exports. The Company owns and explores iron ore mines located in the city of Itaúna, state of Minas Gerais, aiming at meeting the production costs verticalization and optimization strategies. The Company owns service and distribution centers in several regions of Brazil, besides the ports of Cubatão, state of São Paulo, and Praia Mole, state of Espírito Santo, strategic sites to ship its products.

The Company is listed at the São Paulo Stock Exchange (“Bovespa”: USIM3 and USIM5). On March 31, 2011, CSN directly and indirectly held 45,162,700 common shares and 25,421,900 preferred shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

11.  INVESTMENTS IN JOINT-OWNED SUBSIDIARIES

The amounts of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the Company’s financial statements, in accordance with the interest described in item (b) of Note 2.

			3/31/2011			12/31/2010
	NAMISA	MRS	ITASA	NAMISA	MRS	ITASA
Current assets	4,497,167	887,157	104,543	3,937,574	1,034,466	82,817
Non-current assets	9,572,598	3,795,058	753,736	9,519,584	3,769,878	769,422
Long-term assets	8,552,775	437,782	44,518	8,570,421	476,758	48,850
Investments, property, plant and equipment and intangible assets	1,019,823	3,357,276	709,218	949,163	3,293,120	720,572
Total Assets	14,069,765	4,682,215	858,279	13,457,158	4,804,344	852,239

Current liabilities	2,548,512	890,909	121,048	1,273,436	1,015,234	115,454
Non-current liabilities	257,221	1,644,528	126,223	1,455,604	1,769,262	139,870
Shareholders' equity	11,264,032	2,146,778	611,008	10,728,118	2,019,848	596,915
Total Liabilities and Shareholders' Equity	14,069,765	4,682,215	858,279	13,457,158	4,804,344	852,239

			3/31/2011			3/31/2010
	NAMISA	MRS	ITASA	NAMISA	MRS	ITASA
Net revenue	933,661	649,573	58,373	343,774	555,044	55,092
Cost of products and services sold	(349,500)	(371,485)	(19,345)	(179,594)	(287,582)	(17,890)
Gross income (loss)	584,161	278,088	39,028	164,180	267,462	37,202
Operating (expenses) revenues	(143,321)	(15,803)	(13,292)	(87,868)	(46,941)	(13,183)
Net financial result	258,174	(45,644)	(4,327)	235,306	(24,096)	(6,208)
Income (loss) before income and social contribution taxes	699,014	216,641	21,409	311,618	196,425	17,811
Current and deferred income and social contribution taxes	(122,251)	(74,204)	(7,316)	(80,051)	(66,761)	(6,069)
Net income (loss) for the period	576,763	142,437	14,093	231,567	129,664	11,742

•       NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, state of Minas Gerais, the NAMISA main purpose is the production, purchase and sale of iron ore and it sells its products mainly in the foreign market. Its main operations are developed in the municipalities of Congonhas, Ouro Preto, Itabirito and Rio Acima, state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro.

In December 2008, CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. to Big Jump Energy Participações S.A. ("Big Jump"), whose shareholders are the companies Posco and Brazil Japan Iron Ore Corp (Itochu Corporation, JFE Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel Ltd., Nisshin Steel Co. Ltd., Nippon Steel). Subsequently to this sale, Big Jump subscribed new shares, paying in cash the total of US$3,041,473 thousand, corresponding to R$7,286,154 thousand, R$6,707,886 thousand of which were recorded as goodwill at the subscription of the shares.

Due to the new corporate structure of the jointly-owned subsidiary, in which Big Jump holds 40% and CSN 60% and, due to the shareholders’ agreement entered into between the parties, CSN consolidated it in a proportional manner.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Such shareholders’ agreement provides that certain extreme deadlock situations among shareholders, not solved after mediation and negotiation procedures among executive officers of the parties, may entitle CSN to exercise the call option and Big Jump to exercise the put option related to Big Jump’s shareholding in Namisa.

Other agreements executed to implement said partnership, among them the share purchase agreement and the long-term operating agreements between Namisa and CSN, provide for certain affirmative covenants, if neither complied with nor remedied within estimated terms, in certain extreme situations, may entitle the aggrieved party to exercise the put option or the call option, where applicable, related to Big Jump’s interest in Namisa.

Continuing the restructuring process of Namisa, on July 30, 2009, the jointly-owned subsidiary merged its parent company Big Jump Energy Participações S.A.. Now Posco and Brazil Japan Iron Corp. hold a direct interest of 39.99% in Namisa. This merger did not change CSN’s shareholding structure.

•       MRS LOGÍSTICA

The Company’s main purpose is to explore, by onerous concession, the public rail cargo transport service in the right of way of the Southeast network, located in the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte, of Rede Ferroviária Federal S.A. - RFFSA, privatized on September 20, 1996. In 2008, CSN paid in Namisa 10% of its interest in MRS, and decreased this direct interest from 32.93% to 22.93%.

In addition to this direct interest, the Company also holds an indirect interest of 6% through Nacional Minérios S.A. – Namisa, a proportionally consolidated company, and 4.34% through International Investment Fund.

MRS may also explore modal transportation services regarding the rail transport and take part in developments aiming at the extension of rail transport services granted.

To provide the services which are the purpose of the concession obtained for a 30-year period, as from December 1, 1996, and extendable for another equal period at the exclusive discretion of the grantor, MRS leased from RFFSA, for the same period of the concession, the assets necessary to operate and maintain rail cargo transportation activities. When concession is extinguished, all the leased assets will be transferred to the possession of the railway operator designated in that same act.

•       ITÁ ENERGÉTICA S.A. - ITASA

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose entity (SPE) originally established to make feasible the construction of the Itá Hydroelectric Power Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

Itasa holds a 60.5% interest in the Itá Consortium, which was created for the exploration of the Itá Hydroelectric Power Plant pursuant to the concession agreement of December 28, 1995, and its Addendum 1 dated July 31, 2000, entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.), granted by the Federal Government, by means of the Brazilian Agency for Electric Energy (ANEEL), to mature in October 2030.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

In accordance with the terms provided for in the Consortium Agreement, ITASA is entitled to 60.5% of the average 668 MW, which corresponds to the energy project apportioned among the consortium holders, while the other consortium holder, Tractebel Energia S.A. (“Tractebel”), will hold the remaining 39.5%. From the Company’s average 404.14 MW, the average of 342.95 MW is sold to its shareholders at the ratio of their interest in the company, and the average of 61.19 MW is sold to the consortium holder Tractebel.

•       CONSORTIUM OF THE IGARAPAVA HYDROELECTRIC POWER PLANT

The Igarapava Hydroelectric Power Plant is located in Rio Grande, 400 km from Belo Horizonte and 450 km from São Paulo, with installed capacity of 210 MW, formed by 5 bulb-type generating units, and is considered a landmark for energy generation in Brazil.

Igarapava stands out for being the first Hydroelectric Power Plant built by a consortium of 5 large companies.

CSN holds 17.92% of the consortium subscribed capital, whose specific purpose is the distribution of electric energy, which is distributed according to the interest percentage of each company.

The property plant and equipment balance on March 31, 2011 totals R$32,627 (R$32,919 on December 31, 2010) and the expense amount attributed to CSN totaled R$1,452 (R$1,593 on March 31, 2010).

12.  PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Work in process	Other (*)	Total
Cost of property, plant and equipment
Balance on December 31, 2010	175,792	1,411,645	9,415,617	129,434	4,515,806	1,237,812	16,886,106
Exchange variation effect	500	1,181	7,596	151	(291)	104	9,241
Acquisitions					819,722		819,722
Disposals		(6,679)	(9,696)	(432)		(2,026)	(18,833)
Transfer to other category of assets	2,333	10,276	174,116	2,523	(305,661)	96,529	(19,884)
Write-off from supplies to internal consumption						(58,372)	(58,372)
Transfer to intangible assets					(20)	(2,621)	(2,641)
Other					(556)	(717)	(1,273)
Balance on March 31, 2011	178,625	1,416,423	9,587,633	131,676	5,029,000	1,270,709	17,614,066

Accumulated depreciation
Balance on December 31, 2010		(198,037)	(2,441,593)	(101,007)		(368,902)	(3,109,539)
Exchange variation effect		(568)	(7,405)	(107)		(67)	(8,147)
Depreciation		(6,317)	(202,754)	(1,168)		(7,277)	(217,516)
Disposals			542	422		1,419	2,383
Transfer to other category of assets		4,612	19,729	(43)		(4,414)	19,884
Transfer to intangible assets						2,237	2,237
Other		941	4,634	122		369	6,066
Balance on March 31, 2011		(199,369)	(2,626,847)	(101,781)		(376,635)	(3,304,632)

Net Property, Plant and Equipment
On December 31, 2010	175,792	1,213,608	6,974,024	28,427	4,515,806	868,910	13,776,567
On March 31, 2011	178,625	1,217,054	6,960,786	29,895	5,029,000	894,074	14,309,434

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

							Parent Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Work in process	Other (*)	Total
Cost of property, plant and equipment
Balance on December 31, 2010	94,133	842,117	7,334,173	113,178	1,649,182	336,080	10,368,863
Merger of subsidiary (Note 10)			365	507	506,582	415	507,869
Acquisitions					345,648		345,648
Disposals				(431)		(768)	(1,199)
Transfer to other category of assets	2,408	2,996	134,950	1,549	(228,105)	66,318	(19,884)
Write-off from supplies to internal consumption						(58,021)	(58,021)
Transfer to intangible assets					(20)		(20)
Other					172	(717)	(545)
Balance on March 31, 2011	96,541	845,113	7,469,488	114,803	2,273,459	343,307	11,142,711

Accumulated depreciation
Balance on December 31, 2010		(75,291)	(1,682,516)	(91,225)		(87,415)	(1,936,447)
Merger of subsidiary (Note 10)			(15)	(46)		(60)	(121)
Depreciation		(5,293)	(166,993)	(920)		(2,738)	(175,944)
Disposals				422		768	1,190
Transfer to other category of assets			19,868	3		13	19,884
Balance on March 31, 2011		(80,584)	(1,829,656)	(91,766)		(89,432)	(2,091,438)

Net Property, Plant and Equipment
On December 31, 2010	94,133	766,826	5,651,657	21,953	1,649,182	248,665	8,432,416
On March 31, 2011	96,541	764,529	5,639,832	23,037	2,273,459	253,875	9,051,273

 (*) In the consolidated it refers to railway assets, such as yards, tracks and railway sleepers. In the Parent Company it also includes leasehold improvements, vehicles, hardware, mines and fields and replacement storehouses.

Below, the weighted average term of depreciation (years):

	Consolidated	Parent Company
Buildings	45	45
Machinery, equipment and facilities	15	15
Furniture and fixtures	10	10
Other	15	15

a)   Loan costs were capitalized in the quarter, in the amount of R$46,523 (R$19,071 in the first quarter of 2010) in the parent company and R$70,868 (R$19,071 in the first quarter of 2010) in the consolidated. These costs are basically estimated for mining, cement, long steel and Transnordestina projects, mainly relating to: (i)  Casa de Pedra expansion (ii) construction of the cement plant in the city of Volta Redonda (State of Rio de Janeiro) and of the clinker plant in the city of Arcos (State of Minas Gerais); (iii) construction of the long steel mill in the city of Volta Redonda (State of Rio de Janeiro) and (iv) extension of Transnordestina railroad, which will connect the countryside of the northeast region to the ports of Suape (State of Pernambuco) and Pecém (State of Ceará).

Below, the capitalization rates used in borrowing costs:

RATES
Specific	Non-specific
projects	projects
TJLP + 1.3% up to 3.2%	9.12%
UM006 + 2.7%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

b)   Depreciation, amortization and depletion additions in the period were distributed as follows:

		Consolidated		Parent Company
	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Production cost	205,429	190,766	167,203	150,887
Selling expenses	1,758	1,589	1,322	1,246
General and administrative expenses	7,426	6,597	1,623	1,917
Other operating	6,906	3,346	6,704	3,162
	221,519	202,298	176,852	157,212

c)   Casa de Pedra mine is an asset owned by CSN, which has the exclusive right to explore these mines. Casa de Pedra mining activities are based on the “Mine Manifesto”, which grants to CSN full ownership over mine deposits existing within the boundaries of our property.

On March 31, 2011 and December 31,2010, the balance of Casa de Pedra’s net fixed assets was R$2,528,568 and R$2,167,378, respectively, main restated by works in progress amounting to R$1,271,423 and R$911,077. During the quarter ended March 31, 2011, the capitalized interest in Casa de Pedra fixed assets was R$10,066 (R$12,583 in the quarter ended March 31,2010) .

13.  INTANGIBLE ASSETS

					Consolidated
	Goodwill	Intangible with definite useful life	Software	Other	Total
Acquisition cost
Balance on December 31, 2010	704,007	49,909	73,933	1,002	828,851
Exchange variation effect			225	22	247
Acquisitions and expenses			3,318	8	3,326
Disposals			(521)	(489)	(1,010)
Transfer of long-term assets				5,059	5,059
Transfer of property, plant and equipment			2,641		2,641
Other changes			516		516
Balance on March 31, 2011	704,007	49,909	80,112	5,602	839,630

Amortization
Balance on December 31, 2010	(280,309)	(44,918)	(41,168)		(366,395)
Exchange variation effect			(224)		(224)
Amortization		(1,248)	(2,718)	(37)	(4,003)
Disposals			513		513
Transfer of long-term assets				(2,082)	(2,082)
Transfer of property, plant and equipment			(2,237)		(2,237)
Other changes			(513)		(513)
Balance on March 31, 2011	(280,309)	(46,166)	(46,347)	(2,119)	(374,941)

Net Intangible Assets
On December 31, 2010	423,698	4,991	32,765	1,002	462,456
On March 31, 2011	423,698	3,743	33,765	3,483	464,689

The concession intangible asset with definite useful life – it refers to the amount originally paid by shareholders, whose economic fundamental was the expectation of future result due to the concession right, recorded by the Company’s jointly-owned subsidiary. Amortization is calculated by the straight-line method at 10% p.a.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

			Parent Company
	Goodwill	Software	Total
Acquisition cost
Balance on December 31, 2010	14,135	21,480	35,615
Transfer of property, plant and equipment		20	20
Balance on March 31, 2011	14,135	21,500	35,635

Amortization
Balance on December 31, 2010	(1,044)	(11,940)	(12,984)
Amortization		(908)	(908)
Balance on March 31, 2011	(1,044)	(12,848)	(13,892)

Net Intangible Assets
On December 31, 2010	13,091	9,540	22,631
On March 31, 2011	13,091	8,652	21,743

The software useful life term is 5 years. The annual depreciation rate is 20%.

Goodwill: The goodwill economic basis is the expected future profitability and, in accordance with the new pronouncements, these amounts are not amortized as from January 1, 2009, when they started to be subject only to impairment tests, which did not result in impairment charges.

Goodwill from investments	Balance on 3/31/2011	Investee

Flat steel	13,091	CSN
Packages	63,509	CSN
Subtotal	76,600
NAMISA
Mining	347,098	Namisa
Total consolidated	423,698

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

14.  LOANS, FINANCING AND DEBENTURES

	Consolidated					Parent Company
		Current liabilities		Non-current liabilities			Current liabilities		Non-current liabilities
	Rates (%)	3/31/2011	12/31/2010	3/31/2011	12/31/2010	Rates (%)	3/31/2011	12/31/2010	3/31/2011	12/31/2010
FOREIGN CURRENCY
Prepayment	1.0% up to 3.50%	447,710	473,255	1,711,189	1,840,269	1.0% up to 3.50%	449,799	473,485	2,036,929	2,006,889
Prepayment	3.51% up to 7.50%	135,562	138,210	471,270	522,116	3.51% up to 7.50%	326,139	372,519	1,376,339	1,454,688
Prepayment						7.51% up to 10.00%	7,102	15,596	358,314	366,564
Perpetual bonds	7.00%	2,217	2,268	1,628,700	1,666,200
Fixed rate notes	4.14% up to 9.75%	47,864	75,183	3,746,010	3,832,260	1.50% up to 5.65%	29,683	6,613	1,873,445	1,949,345
Fixed rate notes	10.50%	13,573	32,074	651,480	666,480	9.13%	29,476	7,349	977,220	999,720
Import financing	3.52% up to 6.00%	155,722	57,293	69,207	59,322	3.52% up to 6.00%	134,851	31,626	36,758	23,437
Import financing	6.01% up to 8.00%	11,228	16,849	8,859	24,396	6.01% up to 8.00%	11,228	16,849	8,859	24,396
BNDES/Finame	Interest Rate Resolution 635/87 + 1.70% and 2.70%	19,371	20,085	49,467	55,256	Interest Rate Resolution 635/87 + 1.70% and 2.70%	17,212	17,875	45,009	50,148
Other	3.30% and 4.19% and 5.37% and CDI + 1.20%	88,688	86,613	99,226	103,587	Libor 6M + 2.25% and 4.00%	466,292	34,603	103,538	68,504
		921,935	901,830	8,435,408	8,769,886		1,471,782	976,515	6,816,411	6,943,691
LOCAL CURRENCY

BNDES/Finame	TJLP + 1.50% up to 3.20%	318,117	308,968	1,850,246	1,907,596	TJLP + 1.50% up to 3.20%	196,009	196,176	872,093	910,961
Debentures	103.60 % CDI and 9.40% + IGPM and 1.00% + TJLP	625,424	41,750	1,175,134	1,760,846	103.60 % CDI	610,723	26,755		600,000
Prepayment	104.80% and 109.50 % CDI	90,539	64,216	3,400,000	3,400,000	104.80% and 109.50 % CDI	5,226	38,266	1,400,000	1,400,000
CCB	112.50% CDI	58,408	1,354	5,000,000	3,000,000	112.50% CDI	58,406	1,354	5,000,000	3,000,000
Intercompany						100.50% up to 105.50% CDI	1,267,639	1,155,991
Other	100% IGPDI and 106% CDI and CDI + 0.29% and 5% and 14%	26,182	26,443	24,635	23,303	100% IGPDI	1,783	1,744	7,127	6,964
		1,118,670	442,731	11,450,015	10,091,745		2,139,786	1,420,286	7,279,220	5,917,925
Total loans and financing		2,040,605	1,344,561	19,885,423	18,861,631		3,611,568	2,396,801	14,095,631	12,861,616
Transaction costs		(40,813)	(35,929)	(105,502)	(80,816)		(35,469)	(30,454)	(70,682)	(44,614)
Total loans and financing + transaction costs		1,999,792	1,308,632	19,779,921	18,780,815		3,576,099	2,366,347	14,024,949	12,817,002

Prepayment balances with related parties of the parent company totaled R$2,119,523 on March 31, 2011 (R$2,080,721 on December 31, 2010), see Note 3.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

On March 31, 2011, funding transaction costs are as follows:

									Consolidated
	Short-term						Long-term
		Total	2012	2013	2014	2015	After 2015	TJ (1)	TIR (2)
Fixed rate notes	3,870	22,092	2,137	2,871	2,169	2,021	12,894	6.5% up to 10%	6.75% up to 10.7%
BNDES	540	5,501	2,662	403	334	300	1,802	1.3% up to 1.7%	1.44% up to 7.39%
BNDES	1,578	3,045	1,186	1,578	281			2.2% up to 3.2%	7.59% up to 9.75%
Prepayment	7,753	25,733	6,293	7,753	6,091	1,804	3,792	109.50% and 110.79% CDI	10.08% up to 12.44%
Prepayment	509	2,764	382	509	509	509	855	2.37% and 3.24%	2.68% up to 4.04%
CCB	25,811	46,336	15,320	6,200	5,046	5,046	14,724	112.5% CDI	11.33% up to 13.55%
Other	752	31	31					103.6% CDI	12.59%
	40,813	105,502	28,011	19,314	14,430	9,680	34,067

									Parent Company
	Short-term						Long-term
		Total	2012	2013	2014	2015	After 2015	TJ (1)	TIR (2)
Fixed rate notes	701	1,227	526	701				9.75%	10.01%
BNDES	403	3,141	302	403	334	300	1,802	1.30% up to 1.70%	1.44% up to 7.39%
BNDES	1,453	2,785	1,090	1,453	242			2.2% up to 3.2%	7.59% up to 9.75%
Prepayment	5,840	14,398	4,380	5,840	4,178			109.50% CDI	10.08%
Prepayment	509	2,764	382	509	509	509	855	2.37% and 3.24%	2.68% up to 4.04%
CCB	25,811	46,336	15,320	6,200	5,046	5,046	14,724	112.5% CDI	11.33% up to 13.55%
Other	752	31	31					103.6% CDI	12.59%
	35,469	70,682	22,031	15,106	10,309	5,855	17,381

(1)            TJ – contractual annual interest rate

(2)            TIR – annual internal rate of return

On March 31, 2011, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

		Consolidated		Parent Company
2012	1,340,181	6.7%	1,278,219	9.1%
2013	2,082,838	10.5%	2,546,531	18.1%
2014	1,934,468	9.7%	2,142,659	15.2%
2015	2,159,652	10.9%	2,506,690	17.8%
2016	2,213,227	11.1%	1,717,139	12.2%
After 2016	8,526,357	42.9%	3,904,393	27.7%
Perpetual bonds	1,628,700	8.2%
	19,885,423	100.0%	14,095,631	100.0%

In September 2009, the Company issued bonds amounting to US$750 million through subsidiary CSN Islands XI Corp., which are due in September 2019 and pay 6.875% p.a., and interest rates paid twice a year as of March 2010. The Issuer may redeem the transaction in advance, with the payment of premium to the bonds’ creditors.

In July 2010, the Company issued bonds amounting to US$1 billion through its subsidiary CSN Resources, which are due in July 2020 and pay 6.5% p.a., its interest rates are paid twice a year as of January 2011. The Issuer may redeem the transaction in advance, with the payment of premium to the bonds’ creditors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

In September 2010, the Company issued bonds amounting to US$1 billion through subsidiary CSN Island XII Corp. These indefinite maturity bonds pay 7% p.a. and interest rates will be paid quarterly as of December 2010, and the issuer has the option to redeem the transaction at its face value in any maturity date for the interest as of September 23, 2015 (inclusive).

On October 14, 2010, the Company fully redeemed Guaranteed Perpetual Bonds issued in 2005, through its wholly-owned subsidiary CSN Islands X Corp., guaranteed by CSN, at a 9.50% p.a. interest rate and amounting to US$750 million, plus the accrued interest rates and not paid up to the redemption date and any additional amounts payable regarding the Guaranteed Perpetual Bonds.

In February 2011, the Company informed that took out a loan operation called “Operação de Crédito Especial Empresa – Grandes Corporações” or Corporate Loan Operation – Large Corporates with the Federal Savings Bank (CEF), by issuing a bank credit certificate of R$2.0 billion, whose final amortization maturity is 94 months.

The guarantees provided for loans comprise fixed asset items, sureties, bank guarantees and securitization operations (exports), as shown in the following table and do not include the guarantees provided to subsidiaries and jointly-owned subsidiaries.

	3/31/2011	12/31/2010
Property, plant and equipment	47,985	47,985
Personal guarantee	73,586	74,488
Imports	20,336	21,820
Securitization (exports)	408,324	288,338
	550,231	432,631

The following table shows the amortization and funding in the current period:

		Consolidated		Parent Company
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Opening balance	20,206,192	14,356,884	15,258,417	13,662,818
Funding	2,129,169	8,789,548	2,351,379	2,663,709
Amortization	(694,456)	(3,897,405)	(575,700)	(2,393,173)
Other (*)	285,123	957,165	673,103	1,325,063
Closing balance	21,926,028	20,206,192	17,707,199	15,258,417

(*) Including exchange and monetary variations.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

•       DEBENTURES

i. Companhia Siderúrgica Nacional

Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006.

Compensation interest is applied on the face value of these debentures corresponding to 103.6% of the OTC Clearing House (Cetip) Interbank Deposit Certificate (CDI), and the maturity of the face value is scheduled for February 1, 2012, with early redemption option.

ii. Transnordestina Logística

On March 10, 2010, Transnordestina Logística S.A., obtained from the Northeast Development Bank (FDNE), approval for the issue of the 1st series of its 1st Private Issue of debentures convertible into shares, totaling ten tranches amounting to R$2,672,400. The first, third, fourth, seventh and ninth tranches refer to funds to be invested in module Missão Velha – Salgueiro – Trindade and Salgueiro – Port of Suape, which also includes investments in Port of Suape and reconstruction of stretch Cabo – Porto Real de Colégio. The second and fifth tranches refer to funds to be invested in module Eliseu Martins – Trindade. The sixth, eighth and tenth tranches refer to funds to be invested in module Missão Velha – Pecém, which also includes investments in Port of Pecém. The second and third tranches were fully subscribed and paid-up according to the dates and amounts shown below:

		General	Number	Unit				Balance
Issue	Series	Meeting	Issued	Face Value	Issue	Maturity	Charges	2010
1st	1st	02/08/10	336,647,184	R$ 1.00	3/10/2010	10/3/2027	TJLP + 0.85% p.a	336,647
1st	2nd	02/08/10	350,270,386	R$ 1.00	11/25/2010	10/3/2027	TJLP + 0.85% p.a	350,270
1st	3rd	02/08/10	338,035,512	R$ 1.00	12/1/2010	10/3/2027	TJLP + 0.85% p.a	338,036

15.  FINANCIAL INSTRUMENTS

I - Identification and appraisal of financial instruments

The Company operates with several financial instruments, from which the most relevant are funds available, including financial investments, securities, trade accounts receivable, accounts payable to suppliers and loans and financing. In addition, the Company also operates with derivative financial instruments, especially exchange swap and interest rate swap operations.

Considering the nature of instruments, the fair value is basically determined by using market prices in Brasil and abroad and prices at the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities either have acid test ratio or are mostly due in three-month periods or less. Given the term and characteristics of these instruments, which are systematically renegotiated, book values are close to fair values.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

-Classification of financial instruments

Consolidated - R$ thousand	3/31/2011									12/31/2010
		Fair value through profit and loss	Loans and Receivables - effective interest rate	Other Liabilities - Amortized Cost Method	Balances		Fair value through profit and loss	Loans and Receivables - effective interest rate	Other Liabilities - Amortized Cost Method	Balances
	Available for sale					Available for sale
Assets
Current assets
Cash and cash equivalents			11,115,047		11,115,047			10,239,278		10,239,278
Accounts receivable - net			1,396,690		1,396,690			1,259,461		1,259,461
Margin requirement for financial instruments			295,687		295,687			254,485		254,485
Securitization reserve fund			23,312		23,312			22,644		22,644

Non-current assets
Other securities receivable			58,690		58,690			73,731		73,731
Investments	3,103,065				3,103,065	2,102,112				2,102,112
Securitization reserve fund			31,115		31,115			32,031		32,031
Securities			112,642		112,642			112,484		112,484

Liabilities
Current liabilities
Loans and financing				1,415,181	1,415,181				1,302,811	1,302,811
Debentures				625,424	625,424				41,750	41,750
Derivatives		112,181			112,181		116,407			116,407
Suppliers				598,556	598,556				521,156	521,156
Non-current liabilities
Loans and financing				18,710,289	18,710,289				17,100,785	17,100,785
Debentures				1,175,134	1,175,134				1,760,846	1,760,846
Derivatives		514			514		263			263

-Fair value measuring

Financial instruments recorded at their fair value require the disclosure of fair value measurement in three hierarchical levels:

•           Level 1: prices stated (unadjusted) in current markets for identical assets and liabilities

•           Level 2: Other information available, except for that of level 1, which is noticeable to assets or liabilities, directly (such as prices) or indirectly (resulting from prices).

•           Level 3: Not available information due to little or none market activity, which is significant to set assets fair value.

The table below shows financial instruments recorded at fair value, using the evaluation method:

Consolidated - R$ thousand			3/31/2011					12/31/2010
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Non-current assets
Financial assets available for sale
Investments	3,103,065			3,103,065	2,102,112			2,102,112

Liabilities
Current liabilities
Financial liabilities at fair value through profit and loss
Derivatives		112,182		112,182		116,407		116,407

Non-current liabilities
Derivatives		514		514		263		263

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

II – Fair values of assets and liabilities in relation to book value

Amounts that are accounted for in the quarterly financial information by their book value are substantially similar to those which would be reached in case they were traded in the market. Fair values of other long-term assets and liabilities are not significantly different from their book values, except for the amounts below.

The estimated fair value for consolidated long-term loans and financing was calculated at market rates in force, considering the nature, term and risks similar to those of registered contracts, compared below:

		3/31/2011		12/31/2010
	Book Value	Market Value	Book Value	Market Value
Perpetual bonds	1,630,917	1,600,230	1,668,468	1,663,701
Fixed Rate Notes	4,458,927	4,940,055	4,605,997	4,966,629

III – Investments in available-for-sale securities and measured at fair value through profit and loss

These mainly represent investments in shares acquired in Brazil and abroad from first-tier companies rated by international rating agencies as investment grade, which are recorded in non-current assets and gains and eventual losses are recorded in shareholders’ equity, remaining there until the effective realization of these securities, or when an eventual loss is deemed impaired.

Financial assets measured at fair value through profit and loss are recorded under current assets and gains and eventual losses are recorded as financial income and expenses respectively.

IV - Financial risk management policy

The Company has and follows a risk management policy that provides guidance on the risks incurred by the Company. According to this policy, the nature and general position of financial risks is regularly monitored and managed with the purpose of evaluating results and the financial impact on cash flow. Credit limits and the quality of the counterparties’ hedge are also periodically revised.

The risk management policy was established by the Board of Directors. According to this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain the financial flexibility level.

Under the risk management policy, the Company manages some risks by using derivative instruments. The Company’s risk policy forbids speculative negotiations and short sale.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

•         Liquidity risk

This is the risk that the Company might not have sufficient cash to honor its financial commitments, due to term or volume mismatch between receipts and expected payments.

In order to manage cash liquidity in domestic and foreign currency, disbursement and future receipts assumptions were established and are daily monitored by the Treasury. Payment schedules for long-term installments of loans, financings and debentures are presented in Note 14.

Below are the contracted financial liabilities maturities, including the payment of estimated interest.

					Consolidated
March 31, 2011	Less than 1 year	1 -2 years	2 - 5 years	Over 5 years	Total
Loans, financing and debentures	2,040,605	3,423,019	6,307,347	10,155,057	21,926,028
Derivative financial instruments	112,182	514			112,696
Suppliers	598,556				598,556

December 31, 2010
Loans, financing and debentures	1,344,561	4,254,057	6,357,168	8,250,406	20,206,192
Derivative financial instruments	116,407	263			116,670
Suppliers	521,156				521,156

•         Exchange rate risk

The Company evaluates its exposure to exchange rate risk by subtracting its liabilities from its assets in US dollar, Euro and Yen, recording its net exposure to exchange risk, which is effectively the exposure risk in foreign currency. Therefore, in addition to accounts receivable from exports and investments abroad that are economically natural hedge instruments, the Company evaluates and uses several financial instruments, such as derivative instruments (swap, dollar x real, future exchange contracts) to manage its exposure to exchange rate variation risks of the real against U.S. dollar.

Policies for the use of hedging derivatives

The Company’s financial policy reflects the liquidity parameters, credit and market risk approved by the Audit Committee and Board of Directors. The use of derivative instruments, with the purpose of preventing interest rate and foreign exchange rate fluctuations from having a negative impact on the Company’s balance sheet and statement of income, should comply with the same parameters. Pursuant to internal rules, this financial investment policy was approved and is managed by the Board of Executive Officers.

As a routine, the Board of Executive Officers presents and discusses, at the meetings of the Board of Executive Officers and Board of Directors, the Company’s financial positions. Pursuant to the Bylaws, significant amount operations require previous approval by the Company’s Management. The use of other derivative instruments is subject to prior approval by the Board of Directors.

In order to finance its activities, the Company often resorts to capital markets, either domestic or international ones, and due to the debt profile it seeks, part of the Company’s debt is pegged to foreign currency, mainly to the U.S. dollar, which motivates the Company to seek hedge for its indebtedness through derivative financial instruments.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

In order to contract financial instruments and derivatives with the purpose of hedge in compliance with the structure of internal controls, the Company adopts the following policies:

•           continuous ascertainment of the exchange exposure, which occurs by means of the assessment of assets and liabilities exposed to foreign currency, within the following terms: (i) accounts receivable and payable in foreign currency, considering, inclusive, the maturity of assets and liabilities exposed to currency fluctuation;

•           presentation of the financial position and foreign exchange exposure, as a routine, at meetings of the Board of Executive Officers and of the Board of Directors which approve this hedging strategy;

•           contracting of hedge derivative operations only with first-tier banks, diluting the credit risk due to diversification of these banks;

The consolidated net exposure to the foreign exchange rate on March 31, 2011 is shown as follows:

3/31/2011
Consolidated (amounts in US$ thousand)
Cash and cash equivalents abroad	4,020,309
Margin of derivative guarantee	181,548
Trade accounts receivable - foreign market clients	190,249
Securitization reserve fund	33,417
Other assets	87,565
Total assets	4,513,088
Loans and financing	(5,676,935)
Suppliers	(6,682)
Other liabilities	(55,050)
Total liabilities	(5,738,667)
Gross exposure	(1,225,579)
Notional value of contracted derivatives	1,356,856
Net exposure	131,277

The results obtained with these operations are in accordance with the policies and strategies defined by the Management.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

•         Real-U.S. Dollar Commercial Exchange Rate Futures Contract

It seeks to hedge foreign-denominated liabilities against the Real variation. The Company may buy or sell commercial U.S. dollar futures contracts on the Commodities and Futures Exchange (BM&F) to mitigate the foreign currency exposure of its US dollar-denominated liabilities. The specifications of the Real-U.S. dollar exchange rate futures contract, including detailed explanation on the contracts’ characteristics and calculation of daily adjustments, are published by BM&F and disclosed on its website (www.bmf.com.br). In 2011, the Company did not contract U.S. dollar futures operations. In the first quarter of 2010, the Company paid R$44,324 and received R$115,745 in adjustments, thus having a gain of R$71,421. Gains and losses from these contracts are directly related to the currency fluctuations.

•         Exchange swap transactions

The company carries out exchange swap operations, aiming to protect its assets and liabilities of possible US dollar/Brazilian real fluctuations. Said exchange swap protection provides the Company, through the contract long position, FRA (Forward Rate Agreement) exchange coupon gain, which at the same time improves investment rates and reduces fundraising in the foreign market.

On December 31, 2010, the company held an exchange swap long position of US$1,282,000 thousand  (US$1,049,500 thousand on March 31,2010), where it was received, from the long position, exchange variation over 2.47% per year on average (in 2010 exchange variation over 2.29% per year), and paid 100% of CDI in the exchange swap contract short position.

On March 31, 2011, the consolidated position of these contracts is as follows:

i) Outstanding operations

						3/31/2011
	Notional value US$ thousand		Valuation (R$ thousand)		Fair value (market) (R$ thousand)	Amount payable (R$ thousand)
Counterparties	2011	Date of maturity	Long-term position	Short-term position	2011	Amount payable
Santander	10,000	1/2/2015	16,088	(17,770)	(1,682)	(1,682)
Goldman Sachs	155,000	1/2/2015	251,163	(260,475)	(9,312)	(9,312)
Deutsche Bank	657,000	4/1/2011 to 5/2/2011	1,071,994	(1,101,618)	(29,624)	(29,624)
HSBC	460,000	4/1/2011 to 9/14/2011	750,085	(770,851)	(20,766)	(20,766)
	1,282,000		2,089,330	(2,150,714)	(61,384)	(61,384)

The position of outstanding operations is recorded in the Company’s liabilities totaling R$61,384 in 2011 (R$42,966 in 2010) and its effects are recognized in the Company’s financial result as loss in the amount of R$90,709 on March 31, 2011 (loss of R$68,681 on March 31,2010).

The subsidiaries Tecon and Lusosider maintain derivative operations to hedge against Yen and US Dollar exposures. The notional value of these operations are JPY 2,390,398 and US$34,044 respectively and the outstanding short position of R$12,711 in 2011 (R$9,097 in 2010). The results of these operations on March 31, 2011 are consolidated in the Company’s financial result totaling R$4,582 (gain of R$801 on March 31, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

The jointly-owned subsidiary MRS Logística has derivative (swap) operations with a notional amount of US$74,856 and the outstanding short position was R$24,776 in 2011 (R$33,700 in 2010). The result of this operation caused proportional losses to the Company’s interest, in the amount of R$6,082 on March 31, 2011 (gain of R$1,203 on March 31, 2010) recognized in the consolidated financial result.

ii) Settled operations

	Notional value US$ thousand		Valuation - 2011 (R$ thousand)		Valuation - 2010 (R$ thousand)		Paid operations (R$ thousand)
Counterparties	2011	2010	Long-term position	Short-term position	Long-term position	Short-term position	Paid in 2011	Fair value in 2010	Effect in the 2011 income
Deutsche Bank	860,000	265,000	1,435,956	(1,473,125)	443,143	(468,544)	(37,169)	(25,401)	(11,768)
Goldman Sachs	100,000	100,000	167,275	(173,101)	167,243	(173,031)	(5,826)	(5,788)	(38)
HSBC	963,000	223,000	1,607,616	(1,633,075)	372,794	(385,900)	(25,459)	(13,106)	(12,353)
Itau BBA	693,000	450,000	1,157,812	(1,189,345)	751,835	(778,892)	(31,533)	(27,057)	(4,476)
Santander	225,000	100,000	376,523	(383,218)	167,077	(173,082)	(6,695)	(6,005)	(690)
	2,841,000	1,138,000	4,745,182	(4,851,864)	1,902,092	(1,979,449)	(106,682)	(77,357)	(29,325)

In addition to the swaps above mentioned, the Company also made NDFs (Non Deliverable Forward) of its assets in Euros. Basically, the Company realized financial derivatives of its assets in Euros, from which it will receive the difference between the exchange variation in U.S. dollars observed in the period, multiplied by the notional value (long position) and pays the difference between the exchange variation in Euros observed in the period, over the notional value in Euros on the agreement date (short position). These are over-the-counter Brazilian market operations, and first-tier financial institutions are the counterparties, contracted within exclusive funds.

On March 31, 2011, the consolidated position of these agreements was as follows:

i)     Outstanding transactions

						3/31/2011
	Notional value EUR thousand		Valuation - 2011 (R$ thousand)		Fair value (market) (R$ thousand)	Amount payable (R$ thousand)
Counterparties	2011	Operation maturity	Long-term position	Short-term position	2011	Amount payable
Deutsche Bank	75,000	4/20/2011	163,373	(173,104)	(9,732)	(9,732)
Goldman Sachs	15,000	4/20/2011	32,726	(34,621)	(1,895)	(1,895)
	90,000		196,099	(207,725)	(11,627)	(11,627)

The outstanding operations position is recorded in the Company’s liabilities totaling R$11,627 in 2011 and its effects are recognized in the Company’s financial result as loss totaling R$11,548 on March 31, 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

ii)    Settled operations

	Notional value EUR thousand			Valuation - 2011 (R$ thousand)		Valuation - 2010 (R$ thousand)		Paid operations (R$ thousand)
Counterparties	2011	2010	Operation maturity	Long-term position	Short-term position	Long-term position	Short-term position	Received in 2011	Fair value in 2010	Effect in the 2011 income
Deutsche Bank	25,000	25,000	1/20/2011	56,648	(55,684)	56,648	(55,707)	963	941	22
Goldman Sachs	50,000	50,000	1/20/2011	113,295	(111,370)	113,295	(111,415)	1,926	1,880	46
HSBC	15,000	15,000	1/20/2011	34,029	(33,412)	34,029	(33,424)	617	605	12
	90,000	90,000		203,972	(200,467)	203,972	(200,547)	3,505	3,426	79

•         Sensitivity analysis

For the consolidated exchange operations with US Dollar fluctuation risk, based on the foreign exchange rate on March 31, 2011 of R$1.6287 per US$1.00, adjustments were estimated for five scenarios:

-  Probable scenario: exchange swap operations considered the assumption of maintaining the fair values (at market) on March 31, 2011 and the 1.6405 future U.S. Dollar rate in the BM&F was used in the foreign exchange position to mature on May 2, 2011, collected on March 31, 2011.

-  Scenario 1: (25% of Real appreciation) R$/US$ parity of 1.2215;

-  Scenario 2: (50% of Real appreciation) R$/US$ parity of 0.8144;

-  Scenario 3: (25% of Real devaluation) R$/US$ parity of 2.0359;

-  Scenario 4: (50% of Real devaluation) R$/US$ parity of 2.4431.

							3/31/2011
	Risk	Notional value (US$)	Probable scenario	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.6287	1.6405	1.2215	0.8144	2.0359	2.4431

Exchange swap	USD fluctuation	1,282,000	(61,384)	(521,998)	(1,043,997)	521,998	1,043,997

Exchange position - Functional currency BRL	USD fluctuation	(1,225,579)	(14,462)	499,025	998,050	(499,025)	(998,050)
(excluding exchange derivatives above)

Consolidated exchange position	USD fluctuation	131,277	1,549	(53,453)	(106,905)	53,453	106,905
(including exchange derivatives above)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

For the consolidated exchange operations with Euro fluctuation risk, based on the foreign exchange rate on March 31, 2011 of R$2.3129 per €$1.00, adjustments were estimated for five scenarios:

-  Probable scenario: exchange swap operations considered the assumption of maintaining the fair values (at market) on March 31, 2011 and the 2.3281 future Euro rate in the BM&F was used in the foreign exchange position to mature on May 2, 2011, collected on March 31, 2011.

-  -Scenario 1: (25% of Real appreciation) R$/Euro parity of 1.7347;

-  Scenario 2: (50% of Real appreciation) R$/Euro parity of 1.1565;

-  Scenario 3: (25% of Real devaluation) R$/Euro parity of 2.8911;

-  Scenario 4: (50% of Real devaluation) R$/Euro parity of 3.4694.

							3/31/2011
	Risk	Notional value (EUR)	Probable scenario	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		2.3129	2.3281	1.7347	1.1565	2.8911	3.4694

Exchange swap	EURO fluctuation	90,000	(11,627)	(52,040)	(104,081)	52,040	104,081

Exchange position - Functional currency BRL	EURO fluctuation	22,864	348	(13,221)	(26,441)	13,221	26,441
(excluding exchange derivatives above)

Consolidated exchange position	EURO fluctuation	112,864	1,716	(65,261)	(130,522)	65,261	130,522
(including exchange derivatives above)

  Interest rate risk

Short and long-term liabilities are indexed to floating interest and inflation rates. Due to this exposure, the Company maintains derivatives to better manage these risks.

  Libor x CDI swap transactions

These transactions aim at hedging its liabilities indexed to the U.S. dollar Libor against fluctuations of Brazilian interest rates. Basically, the Company carried swaps of its Libor-indexed liabilities bearing 1.25% p.a. interest rates over the notional amount in U.S. dollars (long position) and paid 96% of the Interbank Deposit Certificate – CDI over the reference amount in reais on the contracting date (short position). The reference value of these swaps on March 31, 2011 is US$150,000 thousand, hedging an export prepayment operation of same amount. Gains and losses deriving from these contracts are directly related to the U.S. dollar fluctuations, Libor and CDI. These usually refer to operations on the Brazilian over-the-counter market having first-tier institutions as counterparty.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

On March 31, 2011, the position of contracts is the following:

a)    Outstanding transactions

						3/31/2011
		Notional value (US$ thousand)	Valuation - 2011 (R$ thousand)		Fair (market) value (R$ thousand)	Amount payable (R$ thousand)
Settlement date	Counterparties	2011	Long-term position	Short-term position	2011	Amount payable
5/12/2011	CSFB	150,000	254,725	(257,471)	(2,746)	(2,746)

The net position of the aforementioned contracts is recorded in specific derivatives account as loss totaling R$2,746 on March 31, 2011 and their effects are recognized in the Company’s financial result as loss totaling R$5,254.

b)    Settled transactions

		Notional value (US$ thousand)		Valuation - 2011 (R$ thousand)		Valuation - 2010 (R$ thousand)		Paid operations (R$ thousand)
Settlement date	Counterparties	2011	2010	Long-term position	Short-term position	Long-term position	Short-term position	Paid in 2011	Fair value in 2010	Effect in the 2011 income
2/14/2011	CSFB	150,000	150,000	255,240	(260,757)	254,575	(257,584)	(5,517)	(3,009)	(2,508)
				255,240	(260,757)	254,575	(257,584)	(5,517)	(3,009)	(2,508)

•         Sensitivity analysis of interest rate swaps

The sensibility analysis is based on the assumption of maintaining as probable scenario the market values on March 31, 2011. The Company considered the scenarios below for the US$ Libor rates and CDI.

							3/31/2011
	Notional (US$)	Risk	Probable	25%	50%	25%	50%
Swap interest rate Libor vs CDI	150,000	(Libor) US$	(2,746)	(29,184)	(34,738)	29,184	34,738

•         Sensitivity analysis of interest rate variations

The Company considers the effects of a 5% increase or decrease of interest rates over its loans, financing and outstanding debentures on March 31, 2011.

		Effects on results
	Initial rate (% p.a)	3/31/2011	3/31/2010
Variations in interest rates
TJLP	6.00	9,240	5,651
Libor	0.46	6,697	7,834
CDI	11.66	50,928	22,544

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

•         Share´s market price risks

The Company is exposed to the risk of changes in share prices due to the investments held and classified as available for sale.

The table below summarizes the impact of stock prices changes on shareholders’ equity in other comprehensive income.

		Consolidated
Other Comprehensive Income	3/31/2011	3/31/2010
Net variation in the market value of financial instruments classified as available for sale	131,516	110,913

Investments in blue-chip shares are traded at BOVESPA and ASX (Australian Securities Exchange).

The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values on March 31, 2011. Therefore, there are no effects over the financial instruments classified as available for sale reported above. The Company considered the scenarios below for stock volatility.

-       Scenario 1: (25% share appreciation);

-       Scenario 2 (50% share appreciation);

-       Scenario 3 (25% share devaluation);

-       Scenario 4 (50% share devaluation):

	Effects on Shareholders' Equity
Companies	25%	50%	25%	50%
Usiminas	292,093	584,186	(292,093)	(584,186)
Riversdale Mining Limited	173,259	346,518	(173,259)	(346,518)
Planatlântica	2,551	5,101	(2,551)	(5,101)
	467,903	935,805	(467,903)	(935,805)

  Credit risks

The exposure to the financial institutions credit risk observes the parameters set forth in the financial policy. The Company analyzes in detail the equity and financial conditions of its clients and suppliers, by setting a credit limit and permanently monitoring their outstanding balance.

In relation to financial investments, the Company only invests in institutions with low credit risk rated by rating agencies. Once partially the funds are invested in government bonds, there is also the credit risk of the Brazilian government.

  Capital Management

The Company manages its capital structure with a view to safeguarding its going concern capacity to offer return to shareholders and benefits to other stakeholders, besides maintaining an ideal capital structure to reduce this cost.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

V – Guaranteed deposits

The Company has guaranteed deposits amounting to R$295,687 (R$254,485 in 2010); which is invested at the Deutsche to guarantee the derivative financial instrument agreements, specially swap between CSN Islands VIII and CSN. Additionally, the Company has a securitization reserve fund amounting to R$54,427 (R$54,675 in 2010) as set forth in the securitization program agreements (see Note 14).

16.  OTHER LIABILITIES

Other liabilities classified under current and non-current liabilities are as follows:

	Current				Non current
	Consolidated		Parent Company		Consolidated		Parent Company
	3/31/2011	12/31/2010	3/31/2011	12/31/2010	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Obligations with related parties	152,685	148,364	383,207	372,185	3,048,102	3,028,924	7,710,297	8,141,037
Unrealized losses with derivatives (Note 15)	112,181	116,407	1,421	3,010	251	263
Dividends and interest on shareholders' equity payable (Note 22)	748,544	631,344	747,053	630,051
Advances to clients	32,896	35,361	24,658	29,003
Taxes paid in installments	646,387	656,678	642,649	652,894	855,091	859,898	823,854	829,537
Other liabilities	307,285	266,798	211,967	223,848	156,121	178,350	115,631	136,996
	1,999,978	1,854,952	2,010,955	1,910,991	4,059,565	4,067,435	8,649,782	9,107,570

17.  SURETIES AND GUARANTEES

The Company has the following liabilities with its subsidiaries and jointly-owned subsidiaries, in the amount of R$7,316,411 (R$7,484,271 on December 31, 2010), for guarantees provided:

	In million
	Currency	Maturity	Loans		Tax foreclosure		Other		Total
			3/31/2011	12/31/2010	3/31/2011	12/31/2010	3/31/2011	12/31/2010	3/31/2011	12/31/2010

Transnordestina	R$	6/1/2010 to 5/8/2028	1,122,197	1,145,397			5,186	5,186	1,127,383	1,150,583
CSN Cimentos	R$	Indefinite			32,855	32,745	26,987	26,987	59,842	59,732
Prada	R$	Indefinite			9,958	9,958	740	740	10,699	10,699
Sepetiba Tecon	R$	Indefinite	1,465	1,465	15,000	15,000	61,519	61,519	77,983	77,983
Itá Energética	R$	9/15/2013	9,587	9,587					9,587	9,587
CSN Energia	R$	Indefinite			2,392	1,029	2,336	2,336	4,728	3,365
Total in R$			1,133,249	1,156,449	60,206	58,732	96,767	96,767	1,290,221	1,311,948

CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000
CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000
CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
Aços Longos	US$	12/31/2011		4,431						4,431
CSN Resources	US$	7/21/2020	1,000,000	1,000,000					1,000,000	1,000,000
Total in US$			3,700,000	3,704,431					3,700,000	3,704,431
Total in R$			6,026,190	6,172,323					6,026,190	6,172,323
			7,159,439	7,328,772	60,206	58,732	96,767	96,767	7,316,411	7,484,271

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

18.  TAXES PAID IN INSTALLMENTS

a)             Tax recovery program (Refis)

•                     Federal Refis

On November 26, 2009, CSN and its subsidiaries adhered to the Federal Tax Repayment Program (REFIS) introduced by Law 11,941/09 and Provisional Measure 470/09, in order to settle their tax and social security liabilities through a special settlement and installment payment system. The adhesion to special tax programs reduced the amount payable of fines, interests and legal charges previously due.

The Management’s decision took into account the matters judged by higher courts, as well as the evaluation of its external advisors as to the possibility of a favorable court decision for the lawsuits in progress.

In November 2009 and February 2010, companies recorded the adjustments necessary to be made in the provisions, as well as reductions in debits set forth in special programs, according to the waiver date of administrative appeals or legal proceedings. In 1Q10, those amounts corresponded to a negative effect before income and social contribution taxes of R$48,890 in the parent company and R$42,365 in the consolidated, which were recorded in other operating income and expenses and financial result (see Notes 24 and 25).

The new debit value after the application of reductions related to the tax program of Law 11,941/09 was offset with court deposits related to these lawsuits and is subject to validation by the proper authorities. The remaining balance will be paid in 180 monthly installments as of the consolidation of debits by the authorities.

As for debits recorded pursuant to Provisional Measure 470/09, these were paid in 12 installments as of November 2009. In July 2010, the Company chose to offset with the amounts of income and social contribution taxes loss carryforwards the last four installments of this tax recovery program, pursuant to the possibility set forth in the applicable legislation.

Respective authorities are examining the data presented by the Company with the purpose of consolidating the debits included in installment payments set forth by Provisional Measure 470/09.

In relation to the debts included in the installment payment program of Law 11,941/09, the Company is awaiting the consolidation by appropriate authorities, as per instructions of the Joint Ordinance RFB/PGFN 2/2011.

On March 31, 2011, the position of debits from Refis, recorded in taxes paid in installments in current and non-current liabilities was R$1,396,124 (R$1,410,062 on December 31, 2010) in the parent company and R$1,431,099 (R$1,444,207 on December 31,2010) in the consolidated.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

19.  TAX, SOCIAL SECURITY, LABOR AND CIVIL PROVISIONS AND JUDICIAL DEPOSITS

Several proceedings involving actions and complaints of a number of issues are being challenged at the proper jurisdictions. The breakdown of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown as follows:

		3/31/2011		12/31/2010
	Judicial deposits	Liabilities provisioned	Judicial deposits	Liabilities provisioned
Social security and labor	86,669	191,523	78,302	183,141
Civil	38,745	53,423	38,646	54,613
Tax	857,310	67,427	847,301	67,427
Guaranteed deposits	44,695		43,856
	1,027,419	312,373	1,008,105	305,181
Legal liabilities challenged in court:
Tax
IPI premium credit	1,227,892	1,227,892	1,227,892	1,227,892
CSLL credit on exports		443,208		401,916
Education allowance	36,189	33,121	36,189	33,121
CIDE	54,211	27,545	54,211	27,545
Income tax / "Plano Verão"	342,389	20,892	341,551	20,892
Other provisions	36,078	115,101	36,078	113,552
	1,696,759	1,867,759	1,695,921	1,824,918
	2,724,178	2,180,132	2,704,026	2,130,099

Total current - Parent Company		207,974		200,288
Total non-current - Parent Company	2,724,178	1,972,158	2,704,026	1,929,811

Total current - Consolidated		265,617		222,461
Total non-current - Consolidated	2,797,959	2,008,407	2,774,706	2,016,842

The changes in provisions for contingencies in the period ended March 31, 2011 are as follows:

Consolidated
							Current
Nature	12/31/2010	Additions	Restatement	Utilization	3/31/2011	3/31/2011	12/31/2010
Civil	80,831	679	18	(4,999)	76,529	73,760	57,622
Labor	188,188	18,336	5,915	(14,957)	197,482	191,857	164,839
Tax	1,911,260	40,000	2,842	(13,119)	1,940,983
Pension plan	59,024		6		59,030
	2,239,303	59,015	8,781	(33,075)	2,274,024	265,617	222,461

Parent Company
							Current
Nature	12/31/2010	Additions	Restatement	Utilization	3/31/2011	3/31/2011	12/31/2010
Civil	54,613	679	18	(1,887)	53,423	53,423	54,113
Labor	146,175	17,865	4,726	(14,215)	154,551	154,551	146,175
Tax	1,892,345	40,000	2,841		1,935,186
Pension plan	36,966		6		36,972
	2,130,099	58,544	7,591	(16,102)	2,180,132	207,974	200,288

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

The provisions for civil, labor, tax, environmental and social security liabilities were estimated by the Company’s Management substantially based on the opinion of its legal counsels, and only the cases classified as risk of probable loss were recorded. Additionally, the provisions include tax liabilities arising from actions taken on the Company’s initiative, plus SELIC (Special Settlement and Custody System) interest.

The Company and its subsidiaries are defendants in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$4,737,815 of which R$3,414,513 corresponds to tax proceedings, R$323,028 to civil actions and R$1,000,275 to labor and social security lawsuits. According to the Company’s legal counsels, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not accrued in accordance with the Management’s judgment and with accounting practices adopted in Brazil.

a) Labor proceedings

On March 31, 2011, the Company is defendant in 9,229 labor claims, with a provision in the amount of R$154,551 (R$146,175 on December 31, 2010). Most of the pleadings of the actions are related to joint and/or subsidiary liability, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay) resulting from the federal government’s economic plans, health plan, action for damages due to alleged occupational disease or accident and profit sharing differences from 1997 to 1999 and from 2001 to 2003.

b) Civil proceedings

Among the civil judicial proceedings to which the Company is defendant, there are mainly actions with indemnification request. Such proceedings, in general, arise from occupational accidents, diseases, contractual controversies, related to the Company’s industrial activities. A provision in the amount of R$53,423 on March 31, 2011 (R$54,113 on December 31, 2010) was recorded for proceedings involving civil matters.

Among the environmental administrative/legal proceedings in which the Company is defendant, these mainly refer to administrative proceedings aiming the verification of possible environmental irregularities and the environmental licenses regularization; at courts, there are collection suits of fines levied due to these irregularities and public civil actions requesting the regularization cumulated with indemnities, which include environmental restoration, in most of the cases. These proceedings usually derive from controversies related to alleged damage to the environment, concerning the Company’s industrial activities. On December 31, 2010, the Company recorded a balance of R$500 for environmental-related lawsuits.

c) Tax proceedings

▪  Income and Social Contribution Taxes

(i) Plano Verão - The parent company claims the recognition of the financial-tax effects on the calculation of the income and social contribution taxes on net income, related to the 51.87% inflation write-down of the Consumer Price Index (IPC), which occurred in January and February 1989 (“Plano Verão”).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

In 2004, the proceeding was concluded and a final and unappealable decision was reached, granting the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The use of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert examination.

On March 31, 2010 the Company recorded R$342,389 (R$341,551 on December 31, 2010) deposited in court and classified in a specific court deposit account in long-term receivables and provision of R$20,892 (R$20,892 on December 31, 2010), representing the portion not recognized in court.

(ii) Social Contribution on Net Income - Exports – In February 2004, the Company filed a lawsuit in order to be exempted from the social contribution payment on its export revenues/earnings, as well as obtaining a court authorization to be able to repeat/offset all social contribution values that had been improperly paid on export  revenues/earnings since the publication of the Amendment 33/2001, which provided a new wording to Article 149, paragraph 2 of CF/88, when establishing that “social contributions will not levy on revenues resulting from exports”.

In March 2004, a preliminary injunction was issued, later confirmed in a court decision, which authorized the exclusion (of the CSLL calculation basis) only from the profit from exports.

Said decision was renewed by the 4th Panel of the 2nd Regional Federal Court (TRF), which overruled the writ claimed by the Parent Company. An Extraordinary Appeal was filed against this decision, whose progress was suspended until the Brazilian Federal Court (STF) renders a decision on the matter in the records of the Extraordinary Appeal 564,413 (leading case), in which the existence of a general rebound of this very constitutional issue was acknowledged.

In December 2008, the Company received a Collection Letter of the amounts referred to the exclusion of “revenues” on the CSLL calculation basis. Consequently, the Company’s Management approved the adhesion of the Collection Letter to the tax installment payment program set forth by Law 11,941/2009 (REFIS).

After decision rendered by Federal Supreme Court (STF) in the records of RE 564,413 (leading case) in contrary voting related to the non-levy of social contribution on exports to taxpayers, also pending of publication, the Company decided to also include this lawsuit to the installment payment program enacted by Law 11,941/09 (REFIS).

Up to March 31, 2011, the amount of suspended liability and the credits offset based on the aforementioned proceeding was R$443,208 (R$401,916 on December 31, 2010), plus Selic interest rate.

▪  Contribution for intervention in the Economic Domain - CIDE

The parent company questioned the legality of Law 10,168/00, which established the payment of CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploration of patents.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Appeals for Clarification of Judgment were filed, which were rejected, and an Extraordinary Appeal was filed at STF, which is awaiting decision as to its admissibility.

Due to adverse decisions and benefits from reduction of fines and interest rates, the Company’s Board of Directors approved the adhesion of said litigation to the tax recovery program of Law 11,941/2009.

After having applied the benefits of this program, the Company also maintains judicial deposits in the amount of R$6,141, out of which R$2,895 refer to excess deposits after the application of REFIS reductions that may be offset with other debits discussed in court by the taxpayer or converted into income. On March 31, 2011, there is a provision in the amount of R$27,545 (R$27,545 on December 31, 2010), which includes legal charges.

▪  Education allowance

The parent company challenged the unconstitutionality of the education allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The proceeding was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree on it.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the pleading, in which the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the defendant’s appeal, and appealed concerning the SELIC rate.

The amount accrued and deposited in court on March 31, 2011 totals R$33,121 (R$33,121 on December 31, 2010).

▪  Workers’ Compensation Insurance - SAT

The parent company is challenging in court the increase in the SAT rate from 1% to 3% and is also contests the raise in SAT for the purposes of Contribution to Special Retirement, whose rate was set at 6%, in accordance with the legislation, for employees who are exposed to harmful agents.

As for the first proceeding mentioned above, the lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. As for the second proceeding it ended up unfavorably for the Company, and the total amount due in this proceeding of R$33,077, which was deposited in court, was converted into revenue for the benefit of INSS.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

The amount accrued on March 31, 2011, totals R$36,972 (R$36,966 on December 31, 2010), which includes legal additions and is exclusively related to the process of rate difference from 1% to 3% for all establishments of the Company. Due to the probability of losing of this discussion, the Company’s Board of Directors approved the adhesion of said discussions to the installment payment set forth by Law 11,941/09. Due to the adhesion to REFIS and the withdrawal from the litigation that discussed the rate increase from 1% to 3%, CSN included the period that had not been assessed in the Common Installment Program, which awaits ratification.

▪  IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The parent company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

In August 2003 the Company obtained a favorable lower court decision, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively.

Between September 2006 and May 2007, the Brazilian Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company, related to the payment of taxes which were offset with IPI premium credits. The total payment amount was restated at approximately R$2.7 billion on March 31, 2011.

On August 29, 2007, CSN offered property to be levied upon treasury shares in the amount of R$536 million. 25% of this amount will be replaced by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares be released from the levy of execution for the share price determined at the closing price of the day prior to the deposit. The requirement was pending decision.

On August 13, 2009, the Federal Supreme Court issued a decision with effects of general repercussion establishing that the IPI Premium Credit was only effective up to October 1990. Thus, the credits determined after 1990 were not recognized, and, in view of this court decision, the Company’s Board of Directors approved the adhesion of said issues to the tax recovery programs of tax debits pursuant to the Provisional Measure 470/09 and Law 11941/09, in which there is the advantage of reduced fines, interest and legal charges.

The Company held accrued the amount of credits already offset, increased by default charges up to September 30, 2009. The new debit value after the application of reductions set forth in the program of Law 11,941/09, was offset with court deposits related to said operations, resulting in an excess deposits amounting to R$516 million after the application of REFIS reductions, which can be offset with other debits included in the installment payment or refunded. Such debits are yet subject to ratification by the proper authorities, which will take place as of the second quarter of 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Debits registered pursuant to MP 470/09 have been paid in 12 installments as of November 2009, and the last four installments were replaced by the amounts of income and social contribution taxes losses carryforwards, pursuant to the possibility set forth in the applicable legislation. Proper authorities are still examining the data presented to consolidate debits included in said installment payment.

Up to date, five administrative proceedings, amounting to R$1.8 billion, are being challenged in court by proper authorities, two of which were purpose of registry as an overdue tax liability. The Company promptly challenged appeals in the administrative scope (by presenting proper appeals) in view of strong arguments about the inclusion of such debits in the payment in installments allowed for by MP 470/09 and, by means of an Injunction, suspended the appeals presented, said effect will suspend the enforceability of said debts until a final decision is issued in the administrative scope. Administrative Proceedings which aim at including again the debts in the Provisional Measure 470/09 have still been analyzed.

▪  Other

The parent company also recorded provisions for proceedings related to INSS, Severance Pay (FGTS) - Supplementary Law 110, COFINS Law 10,833/03, PIS - Law 10,637/02 and PIS/COFINS - Manaus Free-trade Zone, amount of which totaled R$85,917 on March 31, 2011 (R$84,367 on December 31,2010), which includes legal accruals.

Regarding the Cofins debit Law 10,833/03, the Board of Directors approved the adhesion of said discussions to the tax recovery program Law 11,941/09. The Parent Company maintained a provision in the amount of credits already offset, increased by default charges up to September 30, 2009.

The new debit value after the application of reductions set forth in the program of Law 11,941/09, was offset by court deposits related to said operations, resulting in an excess deposits amounting to R$9,141 after the application of REFIS reductions, which can be offset by other debits included in the installment payment, or under court decision or refunded. Such debits are yet subject to ratification by the proper authorities yet, which will take place by 2011.

On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE – Administrative Council for Economic Defense, which aimed at annulling its injunction for the so-infringements provided for in Articles 20 and 21, item I of Law 8,884/1984. The respective appeals were presented against this decision, which were denied allowing for a Motion for Clarification, which is pending judgment. The collection of the fine, amounting to R$65,292, was suspended by Court decision, which granted an effect of supersedeas as to guarantee the debit through a surety issued by CSN. This action is classified under risk of possible loss.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

20.  PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND DECOMMISSIONING

a) Environmental liabilities

On March 31, 2011, the Company has a provision in the amount of R$272,857 in the Parent Company and R$279,325 in the consolidated (R$271,608 and R$278,106 on December 31, 2010, respectively) for use in expenses related to services for environmental investigation and recovery of areas potentially polluted within the plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. The expenses estimates are reviewed periodically by adjusting the amounts already recorded, whenever necessary.  These are the Management’s best estimates considering the degraded area recovery studies and those in process of exploration.

Provisions are measured by present value of expenses that shall be required to settle the obligation, using a rate before taxes, which reflects the market’s current valuations of cash value over time and the specific risks of obligation. The higher obligation due to passage of time is recognized as financial expenses.

The long term interest rate used for discount at present value and adjustments to provisions accounted for 11.00% on March 31, 2011. The constituted liabilities are periodically adjusted based on the discount rates plus the interest rate (IGPM) at force in the period.

b) Assets decommissioning

Liabilities related to assets decommissioning consist of costs estimates due to decommissioning or restoration of areas at the shutdown of mineral resources exploitation and extraction activities. Initial measurement is recognized as liability discounted at present value and subsequently by adding expenses over time. Assets decommissioning costs corresponding to the initial liability is capitalized as part of the book value of that asset that has been depreciated during the asset’s useful life period. The liability recorded on March 31, 2011 was R$13,815 in the Parent Company and R$17,907 in the consolidated (R$13,435 and R$17,421 on December 31, 2010).

21.  SHAREHOLDERS’ EQUITY

 i.Paid in capital stock

The Company’s fully subscribed and paid-in capital stock on March 31, 2011 amounted to R$1,680,947 (R$1,680,947 on December 31, 2010), split into 1,483,033,685 (1,483,033,685 on December 31,2010) common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting. The Extraordinary General Meeting held on March 25, 2010, approved the split of shares representing the capital stock. After this split, each share is now represented by two (2) new shares. At the Extraordinary General Meeting held on November 1st, 2010 the shareholders approved to cancel 27,325,535 shares held in treasury.

ii. Authorized capital stock

The Company’s bylaws in force on March 31, 2011, determine that the capital stock can be increased up to 2,400,000,000 shares, by decision of the Board of Directors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

iii. Legal reserve

Recorded at the proportion of 5% on the net income determined in each period, pursuant to Article 193 of Law 6,404/76, reaching the limit for its recording, as determined by the current legislation.

iv.  Treasury shares

The Company holds 25,063,577 shares in treasury issued by itself purchased in the market for the amount of R$570,176 (R$570,176 on December 31,2010) for future sale or cancelation. The market value on March 31, 2011 was R$668,696 (R$668,446 on December 31, 2010).

v. Shareholding structure

On March 31, 2011, the shareholding structure was as follows:

			3/31/2011
	Number of Common Shares	% Total shares	% excluding treasury shares
Vicunha Siderurgia S.A.	697,719,990	47.05%	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.92%	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.86%	0.88%
BNDESPAR	31,773,516	2.14%	2.18%
Sundry (ADR - NYSE)	364,043,208	24.55%	24.97%
Other shareholders (approximately 10 thousand)	293,451,660	19.79%	20.12%
	1,457,970,108	98.31%	100.00%
Treasury shares	25,063,577	1.69%
Total shares	1,483,033,685	100.00%

(*) Rio Iaco Participações S.A. is a controlling group’s company.

vi. Breakdown of outstanding shares

Breakdown of outstanding common shares	Number of shares	Balance of treasury shares
Balance on December 31, 2009	1,457,970,108	52,389,112
Cancellation of shares		(27,325,535)
Balance on March 31, 2011	1,457,970,108	25,063,577

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

22.  Interest on shareholders’ equity

The Company’s Management will propose to the Annual General Meeting the payment of interest on shareholders’ equity in the amount of R$356,800 referring to the income earned in 2010, equivalent to R$0.244724 per share of the outstanding capital stock on this date.

The calculation of interest on shareholders’ equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, in which case the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996, and with tax rules, the Company opted to record the proposed interest on shareholders’ equity, as corresponding entry against the financial expenses account, and reverse it in the same account, and not presenting it in the statement of income and not generating effects on net income, except with respect to tax effects recognized in deferred income and social contribution taxes. Management will propose that the amount of interest on shareholders’ equity be attributed to the mandatory minimum dividend.

23.  NET SALES REVENUE

Net sales revenue is broken down as follows:

		Consolidated		Parent Company
	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Gross Revenue
Local market	3,176,769	3,359,480	2,894,089	3,078,784
Foreign market	1,357,320	646,755	344,958	203,915
	4,534,089	4,006,235	3,239,047	3,282,699
Deductions
Sales cancelled and discounts	(27,234)	(56,248)	(24,838)	(42,407)
Taxes on sales	(717,847)	(765,357)	(644,044)	(690,949)
	(745,081)	(821,605)	(668,882)	(733,356)
Net Revenue	3,789,008	3,184,630	2,570,165	2,549,343

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

24.  OTHER OPERATING EXPENSES AND INCOME

		Consolidated		Parent Company
	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Other operating expenses	(141,028)	(158,397)	(143,583)	(163,974)
Taxes and fees	(11,270)	(3,313)	(855)	(1,188)
Effect of REFIS Law 11,941/09 and MP 470/09 (Note 20)		(8,444)		(42,835)
Provision for contingencies and net losses of reversals	(37,628)	(80,654)	(50,589)	(70,481)
Contractual and non-deductible fines	(32,894)	(5,506)	(39,405)	(3,722)
Fixed cost - stoppage	(9,301)	(5,732)	(8,797)	(5,059)
Derecognition of obsolete assets	(15,137)	(6,571)	(9,040)	(7,125)
Project engineering and studies expenses	(6,379)	(5,403)	(6,379)	(5,403)
CBS contribution	(16,428)	(15,458)	(15,345)	(14,440)
Other expenses	(11,991)	(27,316)	(13,173)	(13,721)
Other operating income	15,585	24,305	4,809	4,852
Present value adjustment- taxes and contributions	2,640		2,640
Indemnities	680	1,033	495	215
Provision for inventories reversal	3,808
Ore price adjustment		8,209
Investment gains		2,385
Rents and leasing	2,563	2,747	825	895
Scrap sale	1,913	1,612
Other revenues	3,981	8,319	849	3,742
Other operating (expenses) and income	(125,443)	(134,092)	(138,774)	(159,122)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

25.  FINANCIAL EXPENSES AND INCOME

		Consolidated		Parent Company
	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Financial expenses:
Loans and financing - foreign currency	(180,575)	(146,769)	(23,368)	(27,353)
Loans and financing - local currency	(268,418)	(135,034)	(202,214)	(130,239)
Related parties	(95,713)	(92,366)	(435,511)	(318,080)
Capitalized interest	70,868	19,071	46,523	19,071
PIS/COFINS on other revenues	(292)	(259)	(292)	(224)
Losses from derivative instruments (*)	(5,254)	(2,678)	(5,254)	(3,880)
Effect of REFIS Law 11,941/09 and MP 470/09, net		(33,921)		(6,055)
Interest rates, fines and tax charges	(42,020)	(42,751)	(39,133)	(35,850)
Other financial expenses	(42,775)	(96,263)	(32,738)	(91,786)
	(564,179)	(530,970)	(691,987)	(594,396)
Financial income:
Related parties	19,181	11,637	35,327	196,297
Income on financial investments	99,417	94,232	11,233	15,885
Other income	20,484	21,830	14,866	15,698
	139,082	127,699	61,426	227,880
Monetary variations:
- Gains	739	1,411	722	679
- Losses	(3,042)	(8,382)	(2,523)	(2,781)
	(2,303)	(6,971)	(1,801)	(2,102)
Exchange variations:
- Gains	(264,292)	34,845	(18,937)	18,247
- Losses	286,177	(241,413)	180,370	(208,453)
- Exchange variations with derivatives (*)	(112,921)	138,903
	(91,036)	(67,665)	161,433	(190,206)
Net monetary and exchange variations	(93,339)	(74,636)	159,632	(192,308)

Net financial income/(loss)	(518,436)	(477,907)	(470,929)	(558,824)

(*) Statement of income from derivative operations
Swap CDI x USD	(90,709)	66,681
Swap EUR x USD	(11,548)
Swap Libor x CDI	(5,254)	(3,880)	(5,254)	(3,880)
U.S. Dollar Futures		71,421
Other	(10,664)	2,004
	(118,175)	136,226	(5,254)	(3,880)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

26.  INFORMATION BY BUSINESS SEGMENT

According to the Company’s structure, its businesses are distributed in five operational segments. Consequently, CSN has analyzed its information by segment as follows:

 i.             Steel

The steel division encompasses all operations related to the production, distribution, and sale of flat steel products, steel containers and galvanized steel in Brazil, the U.S. and Portugal. The segment makes steel packaging materials for Brazil’s chemical and food industries and also serves the country’s civil construction, while line (appliances) automotive and motors and compressors segments. The Company’s steel units produce highly durable hot- and cold-laminated, galvanized and pre-painted steel products. The Company also makes tinplate, a raw material used in the production of packaging products.

At Lusosider, in Portugal, the division also produces metallic leafing, in addition to galvanized steel products. CSN LLC, which operates in the U.S., serves the local market, offering cold-laminated and galvanized products. The production of long steel is slated to begin in 2012. With an initial production of 500 thousand tonnes, the Company will consolidate its position as a one-stop provider for the civil construction industry, rounding out its portfolio of high valued-added products in the steel chain.

ii.             Mining

The mining division encompasses the firm’s iron ore and tin operations. Those high quality iron ore  operations are located in the Iron Quadrangle region of Minas Gerais State, the Casa de Pedra mine, located in Congonhas, Minas Gerais, which produces high quality iron ore, as does its jointly-owned subsidiary Nacional Minérios S.A. (Namisa), which owns its own mines, also of excellent quality. It also sells iron ore for third parties. CSN also owns the Estanho de Rondônia S.A. (ERSA) mining company, which operates tin mining and smelting operations.

The Company holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals consisting Port of Itaguaí, located in the State of Rio de Janeiro. Coal and coke imports are carried out by means of this terminal.

 i.             Rail Logistics

CSN holds stakes in two rail companies: MRS Logística S.A., which manages Southeast Network formerly run by Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística S.A., which operates RFFSA’s former Northeast Network, which traverses the states on Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

a) MRS

The transport services provided by MRS are fundamental to the supply of raw materials and the shipment of end products to their destinations. All of the iron ore, carbon and coke used at the Presidente Vargas Plant are transported by MRS, as well as a portion of the steel produced by CSN for the domestic market and for export.

Railroad system in Southeastern Brazil, with a 1,674 km rail network, serves the industrial triangle São Paulo - Rio de Janeiro - Minas Gerais in the southeast, connecting its mines located in Minas Gerais to ports located in São Paulo and Rio de Janeiro, and to CSN’s steel plants, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas.  In addition to serving other clients, the line transports iron ore from its mines of Casa de Pedra in Minas Gerais and coke and coal from Port of Itaguaí, in the State of Rio de Janeiro, to the city of Volta Redonda, and transports its exports to the Ports of Itaguaí and Rio de Janeiro. Its transportation volume accounts for nearly 28% of the total volume of the railroad system in southeastern Brazil.

b) Transnordestina Logística

CSN and the federal government will jointly finance the implementation of the Transnordestina Project, which involves the construction of nearly 1,728 kilometers of new lines. That project, which is slated for conclusion in 2013, also includes extensions of and improvements to part of infrastructure (or lines) of Transnordestina Logística’s concession network, which will be expanded from its current 2,600 operational kilometers to approximately 4,300 km operational kilometers.

Tansnordestina Logística S.A. holds a 30-year concession granted in 1998 to operate the rail system in northeastern Brazil. The rail system in northeastern Brazil comprises a 4,238 km of rail network and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas, and Rio Grande do Norte.  In addition, it connects itself to the main ports of the region, thus offering an important competitive advantage by means of opportunities for combined transportation solutions and customized logistic projects.

The project will increase transportation capacity of Transnordestina Logística by 20 times, almost the same level of the world’s most modern railways.

Transnordestina will become the best logistic option to export grains through the ports of Pecém and Suape, as well as other solid bulks, such as iron ore of the Northeast Region, playing an important role in the region’s development.

ii.             Ports Logistics

The ports logistics division encompasses operation of the Sepetiba Tecon terminal built in the post-privatization period. The Sepetiba terminal’s infrastructure can meet all the needs of exporters, importers and ship-owners, since its installed capacity surpasses those of most other Brazilian terminals. Its berths have an excellent depth of 14.5 meters and plenty of storage space, and the terminal also provides adequate access to state-of-the-art equipment, systems and intermodal connections.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

The company’s Constant investment in terminal projects consolidates the Port Complex of Itaguaí as one of the country’s most modern ones, currently with a movement capacity of 480 thousand containers on an annual basis and 30 million tonnes of bulk.

 iii. Energy

CSN is one of the major industrial consumers of electricity in Brazil. Considering that energy is essential in its productive process, the Company invests in energy generation assets to guarantee its self-sufficiency, which include:  the Itá Hydroelectric Plant, located in Santa Catarina State, with an installed capacity of 1,450 MW, in which CSN holds a 29.5% interest; the Igarapava Hydroelectric Plant, located in Minas Gerais, which has an installed capacity of 210 MW and in which CSN holds a 17.9% interest; and the thermo-electric co-generation station, with 238 MW, operational at the Presidente Vargas steelworks since 1999. The thermoelectric power plant uses residual gases deriving from its own steel production as fuel. CSN obtains 430 MW of energy from these three energy generation assets.

  iv. Cement

The cement division consolidates the Company’s cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces. Currently, the clinker used in cement production is leased from third parties, however, it will be produced by CSN itself in 2011, when the first stage of the Arcos factory in Minas Gerais will be completed. CSN also has a limestone mine on that site, which is already part of its cement division.

The information presented to the Management pertinent to each division is generally derived directly from the accounting records combined with a few inter-unit allocations.

Sales by geographic area are determined based on customer location. In consolidated terms, Brazilian sales consist of revenues obtained from clients in Brazil, while export sales correspond to revenues obtained from clients abroad.

								3/31/2011
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Result
Tonnes (thousand) - (unreviewed) (*)	1,219,991	5,124,276				328,852
Revenue
Local market	1,965,369	194,585	36,725	232,090	28,897	62,569	(79,428)	2,440,807
Foreign market	339,296	1,014,931					(6,026)	1,348,201
Cost of products and services rendered	(1,635,156)	(435,826)	(20,684)	(145,443)	(9,906)	(49,281)	63,468	(2,232,828)
Gross revenue	669,509	773,690	16,041	86,647	18,991	13,288	(21,986)	1,556,180
Selling and administrative expenses	(117,592)	(18,021)	(4,192)	(20,230)	(6,068)	(11,604)	(63,604)	(241,311)
Depreciation	140,853	36,153	1,406	25,794	5,626	3,820	961	214,613
Adjusted EBITDA	692,770	791,822	13,255	92,211	18,549	5,504	(84,629)	1,529,482

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

								3/31/2011
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Sales by geographic area
Asia	1,084	935,255						936,339
North America	120,082							120,082
Latin America	28,091							28,091
Europe	185,338	79,676						265,014
Other	4,701						(6,026)	(1,325)
Foreign market	339,296	1,014,931					(6,026)	1,348,201
Local market	1,965,369	194,585	36,725	232,090	28,897	62,569	(79,428)	2,440,807
TOTAL	2,304,665	1,209,516	36,725	232,090	28,897	62,569	(85,454)	3,789,008

(*) The ore sales volumes presented in this chart include those of the company and its stake in subsidiaries and jointly-owned subsidiaries (Namisa 60%).

								3/31/2010
	Steel	Ore	Logistics		Electricity	Cement	Corporate Expenses / Removal	Consolidated
			Port	Railway
Result
Tonnes (thousand) - (unreviewed) (*)	1,261,586	4,178,734				226,778
Revenue
Local market	2,277,086	93,147	28,225	202,272	27,019	36,436	(116,398)	2,547,787
Foreign market	276,283	360,560						636,843
Cost of products and services rendered	(1,514,395)	(190,476)	(16,899)	(110,132)	(7,960)	(37,113)	95,909	(1,781,066)
Gross revenue	1,038,974	263,231	11,326	92,140	19,059	(677)	(20,489)	1,403,564
Selling and administrative expenses	(146,769)	(31,997)	(3,661)	(15,884)	(6,427)	(7,142)	(101,291)	(313,171)
Depreciation	131,329	35,506	3,041	23,714	5,624	2,253	(2,515)	198,952
Adjusted EBITDA	1,023,534	266,740	10,706	99,970	18,256	(5,566)	(124,295)	1,289,345

								3/31/2010
	Steel	Ore	Logistics		Electricity	Cement	Corporate Expenses / Removal	Consolidated
			Port	Railway
Sales by geographic area
Asia	18,949	303,712						322,661
North America	105,915							105,915
Latin America	31,726							31,726
Europe	113,454	56,848						170,302
Other	6,239							6,239
Foreign market	276,283	360,560						636,843
Local market	2,277,086	93,147	28,225	202,272	27,019	36,436	(116,398)	2,547,787
TOTAL	2,553,369	453,707	28,225	202,272	27,019	36,436	(116,398)	3,184,630

(*) The ore sales volumes presented in this chart include those of the company and its stake in subsidiaries and jointly-owned subsidiaries (Namisa 60%).

The adjusted EBITDA comprises the net income plus income before taxes, income and social contribution, depreciation and amortization, in addition to other operating revenues (expenses), which are excluded, as they mainly refer to non-recurring items of the operation.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

The Company’s Board of Executive Officers uses the adjusted EBITDA as means of measuring the recurring generation capacity of operating cash, allowing for comparison criteria with other companies.

	3/31/2011	3/31/2010
Adjusted EBITDA	1,529,482	1,289,345
Depreciation	(214,613)	(198,952)
Other operating expenses (Note 24)	(125,443)	(134,092)
Financial result (Note 25)	(518,436)	(477,907)
Income before taxes	670,990	478,394
Income and social contribution taxes (Note 8)	(55,295)	(31,124)
Net income	615,695	447,270

27.  EARNINGS PER SHARE (EPS)

Basic earnings per share:

Basic earnings per share are based on profit attributable to CSN’s controlling and non-controlling shareholders of R$617,519 (R$448,938 on March 31, 2010) divided by the weighted average of outstanding common shares during the year (after the stock splitting), excluding common shares purchased and held in treasury and was calculated as follows:

	Consolidated		Parent Company
	3/31/2011	3/31/2010	3/31/2011	3/31/2010
	Common Shares		Common Shares
Net income for the period	615,695	447,270
Profit attributed to CSN's shareholders	617,519	448,938	617,519	448,938
Profit attributed to non-controlling shareholders	(1,824)	(1,668)
Weighted average of the number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and Diluted EPS	0.42355	0.30792	0.42355	0.30792

28.  EMPLOYEES BENEFITS

Pension plans granted by the Company substantially cover all employees. Plans are managed by Caixa Beneficente dos Empregados da CSN (“CBS”), a non-profit private pension fund, established in July 1960, whose members are employees and former employees of the parent company and some subsidiaries, which joined the fund by means of an agreement, and CBS’s employees themselves. CBS’s Executive Board comprises a president and two executive officers, all of them appointed by CSN, CBS’s main sponsor. The Deliberative Council is CBS’s top authority of deliberation and guidance presided over by the president of the pension fund and composed of ten members, six of them are chosen by CSN, CBS’s main sponsor, and four of them are elected by participants.

Up to December 1995, CBS Previdência managed two benefit plans based on years of services, salary and social security benefits. On December 27, 1995, the Brazilian Department of Supplementary Private Pensions (“SPC”) approved the implementation of a new benefit plan, effective as of the abovementioned date, called Combined Supplementary Benefit Plan (“Combined Plan”), organized as a variable contribution plan. Employees hired after this date may only join the new plan (“Combined Plan"). In addition, all active employees who participated in the previous defined benefit plans had the opportunity to change to the new Combined Plan.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

On March 31, 2011, CBS had 31,059 participants (30,540 on December 31, 2010), out of which 15,987 were active taxpayers (15,433 on December 31, 2010), 9,854 were retired employees (9,888 on December 31, 2010) and 5,218 were contingent beneficiaries (5,219 on December 31, 2010). Out of total participants, on March 31, 2011, 14,032 belong to the defined benefit plan and 17,027 to the combined plan.

CBS’s guarantee assets are mainly invested in restricted operations (backed by in federal public securities, federal public securities indexed to the inflation, shares, loans and real estate. On March 31, 2011, CBS held 12,788,231 common shares of CSN (12,788,231 common shares on December 31, 2010). The entity’s total guarantee assets amounted to R$3.7 billion and R$3.6 billion on March 31, 2011 and 2010, respectively. CBS’s fund managers try to combine the plan assets with the benefit liabilities payable in the long term. Brazilian pension funds are subject to certain restrictions related to their investment capacity in foreign assets and, consequently, funds invest mainly in securities in Brazil.

Guarantee assets are those assets available and investments of benefit plans, not including the debts contracted with sponsors.

a.            Description of pension plans

35% of average salary plan

This plan, which began on February 1st, 1996, is a defined benefit plan for the purpose of paying retirements (due to time in service, special cases, disability or age) on a life-long basis, equivalent to 35% of the participant’s adjusted average for the last 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of benefits, death grant and a cash grant. This plan became inactive on October 31, 1977, when the supplementation of the average salary plan became effective.

Supplementation plan for the average salary

The defined benefit plan began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average adjusted salaries of the participant and the benefit paid by the Social Security Pension Plan (Previdência Oficial) benefit, to the retired employees, on a life-long basis. Like in the 35% Average Salary Plan, there is sickness allowance, death grant and pension coverage. This plan became inactive on December 26, 1995, after the combined supplementary benefits plan has been implemented.

Combined supplementary benefit plan

Begun on December 27, 1995, this is a variable contribution plan. Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness/accident benefit). In this plan, the retirement benefit is calculated based on the total accumulated sponsor’s and participant’s contributions per month, as well as on each participant’s payment option, which may occur by lifetime (with or without receiving death benefit) or by a percentage applied on the balance of the benefit generating fund (loss by indefinite term). Upon the participant’s retirement grant, the plan starts having a defined benefit plan.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

b.            Investment policy

The investment policy sets forth principles and guidelines that should rule investments from funds of the entity, aiming to promote safety, liquidity and profitability necessary to ensure balance between the plan assets and liabilities, based on the Asset Liability Management (ALM) study, which takes into consideration the benefits of the participants and beneficiaries of each plan.

The investment plan is reviewed on a yearly basis and approved by the Deliberative Council taking into consideration a 5-year period, as set forth by CGPC Rule 7 of December 4, 2003. Investment limits and criteria set forth in the policy are based on Resolution 3,792/09, published by the Brazilian Monetary Council (“CMN”).

c.            Employee benefits

Actuarial liabilities are adjusted at the end of each year by external actuaries and reported in the quarterly financial information according to CPC 33-Employees benefits and IAS 19 – Employee Benefits.

	3/31/2011	12/31/2010
Obligations recorded in the Balance Sheet
Pension plan benefits
Post-employment health benefits	367,839	367,839
	367,839	367,839

Assets and liabilities reconciliation of employee benefits is described as follows:

12/31/2010
Present value of defined benefits	1,982,556
Fair value of the plan's assets	(2,316,018)
Deficit/(Surplus)	(333,462)
Restriction to actuarial assets due to recovery limitation	280,582
Net Liabilities/(Assets)	(52,880)
Liabilities
Assets (*)	(52,880)
Net Liabilities/(Assets)	(52,880)

(*) Assets from the actuarial valuation were not recorded by the Company as they do not clearly evidence their realization, pursuant to item 59 (c) of CPC 33 – Employee benefits and IAS 19 – Employee benefits.

Present value breakdown of defined benefit liability during 2010 is as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

12/31/2010
Present value of the obligations in the end of the year	1,731,767
Cost of services	1,313
Cost of interest rates	185,285
Benefits paid	(166,147)
Actuarial losses/(gains)	225,341
Other	4,999
Present value of obligations at the end of the year	1,982,558

Fair value breakdown of plan assets during 2010 is as follows:

12/31/2010
Fair value of assets in the beginning of the year	(2,160,158)
Expected return of the plan's assets	(218,229)
Sponsors' contributions	(63,109)
Benefits paid	166,147
Actuarial gains/(losses)	(40,669)
Fair value of the plan's assets on December 31	(2,316,018)

Breakdown of amounts recognized in the statement of income on December 31, 2010 is as follows:

12/31/2010
Cost of current services	1,313
Cost of interest rates	185,285
Expected return of the plan's assets	(218,229)
Total unrecognized revenue (*)	(31,631)
Total costs (income), net (*)	(31,631)

(*) Income resulting from the actuarial valuation was not recorded by the Company as it does not clearly evidence its realization, pursuant to item 59 (c) of CPC 33 – Employee benefits, IAS 19 – Employee benefits.

Cost is recognized in the income statement under other operating expenses.

Breakdown of actuarial gains and losses in 2010 is as follows:

12/31/2010
Actuarial gains and losses	184,671
Restriction due to recovery limitation	(99,509)
Total cost of actuarial (gains) and losses	85,162

Actuarial gains and losses history in 2010 is as follows:

12/31/2010
Present value of the defined benefit	1,982,556
Fair value of the plan assets	(2,316,018)
Surplus	(333,462)
Adjustment to the plan liabilities	225,341
Adjustments to the plan assets	40,669

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

The main actuarial assumptions used were as follows:

12/31/2010
Actuarial financing method	Unit Credit Projected
Functional currency	Real (R$)
Accounting for the plan assets	Market value
Value used as estimate of equity at the end of the year	Best estimate for the equity at the end of the fiscal year, using the projection of amounts recorded in October
Discount rate	10.66%
Inflation rate	4.40%
Salary increase nominal rate	5.44%
Benefit increase nominal rate	4.40%
Rate of return on investment	11.31% - 12.21%
General mortality table	AT 2000 by gender
Disability entry table	Mercer Disability with probabilities x 2
Disabled mortality table	Winklevoss - 1%
Turnover table	2% p.a. millennium plan, null for defined benefit plans
Retirement age	100% on the first date the individual becomes eligible to a retirement benefit scheduled by the plan
Family breakdown of active participants	95% will be married at the time of retirement, the wife is 4 years younger than the husband

d.            Post-employment health care plan

It is related to Bradesco health care plan created on December 1st, 1996 exclusively covering former retired employees, pensioners, those who were granted amnesty, veterans, widows of injured employees and retirees until March 20, 1997 and their respective legal dependents, since then, the health plan does not allow the inclusion of new beneficiaries.  The Plan is sponsored by CSN and managed by the Caixa Beneficente dos Empregados da Cia Siderúrgica Nacional – CBS.

Amounts registered in the balance sheet on December 31, 2010, were determined as follows:

12/31/2010
Present value of obligations	367,839
Liabilities	367,839

Interest on actuarial liability was R$35,457 in 2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

The reconciliation of liabilities of health benefits is as follows:

12/31/2010
Actuarial liabilities in the beginning of the year	317,145
Cost of current service	35,457
Sponsor's contributions calculated for the previous year	(33,064)
Recognition of (Gains)/Losses in the year	48,301
Actuarial liabilities in the end of the year	367,839

Actuarial gains and losses registered in shareholders’ equity are as follows:

12/31/2010
Actuarial liability losses	48,301
Losses recognized in shareholders' equity	48,301

Actuarial gains and losses history is as follows:

12/31/2010
Present value of defined benefit	367,839
Deficit/(Surplus)	367,839
Adjustments to the plan liabilities	48,301

Actuarial assumptions used to calculate post-employment health benefits were as follows:

2010
Biometrics
General mortality table	AT 2000 by gender
Turnover	N/A
Family breakdown	Real breakdown

Financial	31/12/2010
Nominal rate of actuarial discount	10.77%
Inflation	4.40%
Increase in Medical Assistance Costs due to age	1.50%
Nominal growth rate in Medical Assistance Costs	2.31%
Average Medical Assistance Costs	316.22

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

29.  COMMITMENTS

a. Take-or-pay contracts

On March 31, 2011, the Company had take-or-pay agreements, as shown below:

		Payments		Minimum future commitments
Nature of Service	Contract conditions	2010	2011	2011	2012	2013	2014	2015	After 2016	Total
Iron ore transportation	Transportation of at least 80% of the tonnes agreed upon by MRS.	19,304	20,545	102,024	136,032	136,032	136,032	136,032	68,303	714,455

Iron ore, coke and coal transportation	Transportation of 8,280,000 tonnes p.a. for coal, coke and other reduction products is 3,600,000 tonnes p.a.	6,622		100,059	100,060					200,119

Mining products transportation	Transportation of at least 1,900,000 tonnes p.a.		247	47,314	63,085	63,085				173,484

FCA railway transportation of clinker to CSN Cimentos.	Transportation of at least 675,000 tonnes of clinker p.a. in 2011 and 738,000 tonees of clinker p.a. as of 2012.			18,479	26,937	26,937	26,937	26,937	116,727	242,954

Steel products railway transportation.	Rail transportation of at least, 20,000 tonnes of steel products monthly, originated at Água Branca Terminal in São Paulo for CSN PR in the city of Araucária - PR.		2,727	11,070	3,690					14,760

Supply of gas (oxygen, nitrogen and argon).	CSN undertakers to buy, at least, 90% of the annual volume of gas contracted with White Martins.	30,254		70,591	94,121	94,121	94,121	94,121	94,121	541,196

Supply of natural gas.	CSN undertakes to buy at least, 70% of the natural gas monthly volume	105,966	93,107	203,909	271,878					475,787

Supply of iron ore pellets.	CSN undertakes to buy at least, 90% of the volume of iron ore pellets secured by contract.	20,475	76,054	127,657	170,210	170,210	113,473			581,550

Supply of natural gas.	CSN undertakes to buy at least, 80% of the natural gas monthly volume contracted with Compagás.	3,902	3,001	9,308	12,410	12,410	12,410	12,410	111,692	170,640

Energy supply.	CSN undertakes to buy, at least, 80% of the energy annual volume contracted with COPEL.	3,061	2,769	5,616	7,487	7,487	7,487	7,487	44,925	80,489

Supply of Blast Furnace Mud generated in the pig iron manufacturing process.	CSN undertakes to buy, at least, 3,000 tonnes monthly of blast furnace mud to be processed at CSN's mud concentration mill.		1,358	4,860	6,480	6,480	6,480	6,480	46,980	77,760

Processing of slag resulting from pig iron and steel manufacturing process.	Harsco Metals undertakes to execute the processing of metal products and crushing of slag resulting from CSN pig iron and steel manufacturing process , receiving for this processing the amount corresponding to the product of multiplication of unit price (R$/t) by total production of liquid steel from CSN steelmaking shop, ensuring a minimum production of liquid steel of 400,000 tonnes.	9,101	10,381	21,312	28,416	28,416	14,208			92,352

		198,685	210,189	722,197	920,806	545,178	411,148	283,467	482,748	3,365,544

b.  Concession agreements

On March 31, 2011, the minimum future payments referring to governmental concessions have the following maturities:

Nature of service	2011	2012	2013	2014	2015	After 2016	Total
30-year concession, renewable for another 30 years, ref. to the transportation of iron ore of Casa de Pedra mines in Minas Gerais, coke and coal from Itaguaí Port in Rio de Janeiro to Volta Redonda and exports from Itaguaí and Rio de Janeiro Ports.	7,080	9,440	9,440	9,440	9,440	4,720	49,560

30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to explore the railway system of northeast region of Brazil. The northeast railway system comprises 4,238 km of rail network and operates in the cities of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	4,357	5,809	5,809	5,809	5,809	69,705	97,298

Concession to operate TECAR, a solid bulk terminal, one of the four terminals comprising Itaguaí Port, located in the city of Rio de Janeiro, for a period falling due in 2022 and renewable for another 25 years.	2,356	3,220	3,300	3,300	3,300	23,100	38,576

25-year concession granted on September 3, 1998 , renewable for another 25 years, to operate the container terminal at Itaguaí Port.	15,368	20,490	20,490	20,490	20,490	215,142	312,470

	29,160	38,959	39,039	39,039	39,039	312,667	497,903

30.  INSURANCE

Aiming at properly mitigating risks and in view of the nature of its operations, the Company and its subsidiaries took out several different types of insurance policies. The policies are taken out in line with the Risk Management policy and are similar to insurances taken out by other companies operating in the same line as CSN and its subsidiaries. The coverage of these policies include: National Transportation, International Transportation, Carrier Civil Responsibility, Import, Export, Life and Personal Accidents Insurance, Health, Vehicle Fleet, D&O (Administrator Civil Responsibility Insurance), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Guarantee Insurance and Port Operator Civil Responsibility.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

The Company also renewed the Property Damage and Loss of Profits insurances to its entities and subsidiaries with the following exceptions: Usina Presidente Vargas, Casa de Pedra, Mineração Arcos, CSN Paraná, Terminal de Carvão TECAR (it has Property Damage), which are under negotiation with insurance and reinsurance companies in Brazil and abroad in order to obtain, place and pay these other policies.

The risk assumptions adopted, given their nature, are not part of the scope of a review of the quarterly financial information, and, consequently, they were not reviewed by our independent auditors.

31.  SUBSEQUENT EVENTS

•       On April 20, 2011, the Company adhered to the tender offer of Riversdale Mining Limited (“Riversdale”) shares conducted by Rio Tinto. Therefore, the Company will sell its 100% equity interest held in Riversdale’s capital stock, corresponding to 47,291,891 shares at the price of A$16.50 per share, totaling A$780,316.

•       On April 20,2011, the Company took out a loan operation by means of export credit note, totaling R$1.5 billion with Banco do Brasil S.A.

•       On April 20, 2011, the Company increased its interest in the capital stock of Usiminas, through the acquisition of common and preferred shares, now holding 10.01% of common shares and 5.25% of preferred shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

Independent Auditors’ Review Report on Interim Financial Information

(a free translation from the original in Portuguese)

To

The Board of Directors and Shareholders

Companhia Siderúrgica Nacional

São Paulo – SP

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional (the Company), included in the Quarterly Financial Information - ITR for the quarter ended March 31, 2011, comprising the balance sheet and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the quarter then ended, including its explanatory information.

Management is responsible for the preparation and fair presentation of these individual interim financial information in accordance with technical pronouncement CPC 21 – Interim Financial Information and the consolidated interim financial information in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB, and presented in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Brazilian and International standards on interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual Quarterly Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Quarterly Financial Information described above, were not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission.

Conclusion on the consolidated Quarterly Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Financial Information described above were not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission.

Emphasis of matter paragraph

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – QUARTERLY FINANCIAL INFORMATION – March 31, 2011 – CIA SIDERURGICA NACIONAL

Version: 1

As mentioned in note 2, the interim financial information were prepared in accordance with the accounting practices adopted in Brazil and presented in accordance with CPC 21 applicable to the preparation of the Quarterly Financial Information in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission. In the case of Companhia Siderúrgica Nacional the accounting practices differ from the IFRS, applicable to the separate financial statements, only with respect to the measurement of investments in subsidiaries, associated companies and jointly controlled entities measured by the equity method, while for IFRS purposes these investments would be measured at cost or fair value.

As mentioned in note 30 to the Quarterly Financial Information, the Company has been negotiating with insurance and reinsurance companies in Brazil and abroad, in order to obtain insurance coverage for property damages and business interruption in certain sites of the Company.

Other matters

Statement of value added

We also reviewed the individual and consolidated interim information of value added (DVA), for the quarter ended on March 31, 2011, for which the disclosure in the interim information is required in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Financial Information and considered additional information for IFRS, which does not require this disclosure. These statements were submitted to the same review procedures previously described and, based on our review, nothing has come to our attention that would lead us to believe that they have not been prepared, in all material respects, in accordance with the individual and consolidated Quarterly Financial Information taken as a whole.

São Paulo, May 3, 2011

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 19, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.